Form 20-F
period 2009-12-31
DUOYUAN GLOBAL WATER INC.
filed 2010-06-18
CIK 1465317

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Date of event requiring this shell company report
Commission file number 001-34380
DUOYUAN GLOBAL WATER INC.
(Exact Name of Registrant as Specified in Its Charter)
Not Applicable
(Translation of Registrant’s Name Into English)
BRITISH VIRGIN ISLANDS
(Jurisdiction of incorporation or organization)
Duoyuan Global Water Inc.
No. 3 Jinyuan Road
Daxing Industrial Development Zone
Beijing 102600
People’s Republic of China
(Address of principal executive offices)
Stephen C. Park
Chief Financial Officer
Duoyuan Global Water Inc.
No. 3 Jinyuan Road
Daxing Industrial Development Zone
Beijing 102600
People’s Republic of China
Tel: +8610-6021-2222
Fax: +8610-6021-2164
(Name, Telephone, Email and/or Facsimile number and Address of Company Contact Person)

     Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange of which registered
ORDINARY SHARES, PAR VALUE $0.000033 PER SHARE*	NEW YORK STOCK EXCHANGE

AMERICAN DEPOSITARY SHARES, EACH REPRESENTING TWO ORDINARY SHARES	NEW YORK STOCK EXCHANGE

*	Not for trading, but only in connection with the registration of American Depositary Shares, pursuant to the requirements of the New York Stock Exchange
Securities registered or to be registered pursuant to Section 12(g) of the Act.
None.
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
None.
Indicate the number of outstanding shares of each of the issuer’s classes of capital or ordinary share as of the close of the period covered by the annual report.

ORDINARY SHARES, PAR VALUE $0.000033 PER SHARE	43,702,631
Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☐ No ☑
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes ☐ No ☑
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes ☑ No ☐
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
Yes ☐ No ☑
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

☐ Large accelerated filer	☐ Accelerated filer	☑ Non-accelerated filer
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☑ U.S. GAAP	☐ International Financial Reporting Standards as issued by the International Accounting Standards Board	☐ Other
If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
Item 17 ☐ Item 18 ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined by Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

FORWARD-LOOKING INFORMATION
     This Annual Report on Form 20-F contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, including certain plans, expectations, goals and projections, which are subject to numerous assumptions, risks and uncertainties. These forward-looking statements may include, but are not limited to, statements containing words such as “may,” “could,” “would,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “expects,” “intends” and “future” or similar expressions. These forward-looking statements are based upon management’s current expectations and are subject to a number of risks, uncertainties and contingencies, many of which are beyond our control, that may cause actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. Our actual results could differ materially from those contained in the forward-looking statements due to a number of factors, including those described under the heading “Risk Factors” included herein. We undertake no obligation to update or revise any forward-looking statements after the date of this report, whether as a result of new information, future events or otherwise.
     Throughout this annual report, when we use the terms “Duoyuan,” “Company,” “Group,” “we,” “us” and “our,” unless otherwise indicated or the context otherwise requires, we are referring to Duoyuan Global Water Inc. and its consolidated subsidiaries.

PART I
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
     Not applicable.
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
     Not applicable.
ITEM 3. KEY INFORMATION
     The following tables set forth selected combined and consolidated financial data for the periods indicated and are qualified by reference to, and should be read in conjunction with, our consolidated financial statements, the related notes thereto, and Item 5—“Operating and Financial Review and Prospects” contained elsewhere herein. We prepare our financial statements in accordance with accounting principles generally accepted in the United States of America, or U.S. GAAP. The selected combined and consolidated income statement data for the years ended December 31, 2007, 2008 and 2009, and the selected consolidated balance sheet data as of December 31, 2008 and 2009, are derived from the audited Consolidated Financial Statements included in Item 18. The selected combined and consolidated income statement data for the years ended December 31, 2005 and 2006, and the selected combined and consolidated balance sheet data as of December 31, 2005, 2006 and 2007, are derived from audited combined and consolidated financial statements which are not included in this Form 20-F.
[TABLES APPEAR ON THE FOLLOWING PAGE]

	FOR THE YEAR ENDED DECEMBER 31,
	2005	2006	2007	2008	2009	2009
	RMB	RMB	RMB	RMB	RMB	US$
	(In thousands, except share, per share and per ADS data)
STATEMENT OF INCOME DATA:
Net revenue	229,550	292,863	423,962	592,699	783,411	$114,770
Cost of revenue	150,256	178,125	272,402	326,809	406,177	59,505

Gross profit	79,294	114,738	151,560	265,890	377,234	55,265
Operating expenses:
Research and development expenses	12,762	12,857	14,405	16,370	18,386	2,694
Selling expenses	24,333	27,672	30,698	37,076	68,873	10,090
General and administrative expenses	9,409	10,242	11,034	35,792	101,837	14,919

Operating income	32,790	63,967	95,423	176,652	188,138	27,562
Impairment loss	1,263	—	—	—	—	—
Interest expense	7,465	7,372	5,759	3,118	1,219	178
Other income	2,545	2,507	4,523	1,279	1,347	197
Loss from sale of property	—	—	—	3,216	—	—

Income from continuing operations before income taxes	26,607	59,102	94,187	171,597	188,266	27,581
Provision of income taxes	1,318	7,403	11,799	37,830	71,271	10,441

Income from continuing operations	25,289	51,699	82,388	133,767	116,995	17,140
Discontinued operations

Net income from discontinued operations, net of taxes	667	1,113	402	—	—	—
Loss on sale of discontinued operations	—	—	(582)	—	—	—

Total income (loss) from discontinued operations	667	1,113	(180)	—	—	—

Net income	25,956	52,812	82,208	133,767	116,995	$17,140

Earnings per share (basic and diluted):
Income from continuing operations	—	—	2.75	4.46	3.16	$0.46
Loss from discontinued operations	—	—	(0.01)	—	—	—
Net income	—	—	2.74	4.46	3.16	$0.46
Earnings per ADS(1):
Basic	—	—	—	8.92	6.33	$0.93
Diluted	—	—	—	8.92	6.31	0.92

Weighted average number of shares outstanding:
Basic	—	—	30,000,000	30,000,000	36,982,711	36,982,711
Diluted	—	—	30,000,000	30,000,000	37,064,864	37,064,864

Share-based compensation expense included in:
Cost of revenue	—	—	—	—	1,375	201
Selling expenses	—	—	—	—	3,985	584
General and administrative expenses	—	—	—	—	85,897	12,584

(1) One ADS represents two ordinary shares.

	DECEMBER 31,
	2005	2006	2007	2008	2009	2009
	RMB	RMB	RMB	RMB	RMB	US$
	(In thousands)
BALANCE SHEET DATA:
Cash	12,801	7,430	28,053	198,518	918,667	$134,586
Total assets	334,037	345,789	420,243	538,086	1,372,587	201,085
Total current liabilities	159,131	118,071	110,316	94,393	83,059	12,168
Total shareholders’/owner’s equity	174,906	227,718	309,926	443,693	1,289,528	$188,917

Dividends
     We have not declared or paid any dividends on our ordinary shares and we do not anticipate paying any cash dividends in the foreseeable future. The timing, amount and form of future dividends, if any, will depend, among other things, on our future results of operations and cash flows, our general financial condition and future prospects, our capital requirements and surplus, contractual restrictions, the amount of distributions, if any, received by us from our Chinese subsidiaries, and other factors deemed relevant by our board of directors. Any future dividends on our ordinary shares would be declared by and subject to the discretion of our board of directors.
     Holders of our ADSs will be entitled to receive dividends, if any, subject to the terms of the deposit agreement, to the same extent as holders of ordinary shares, less the fees and expenses payable under the deposit agreement, and after deduction of any applicable taxes. See “Item 10. Additional Information — Description of American Depositary Shares.”
Exchange Rate Information
     The following table sets forth the noon buying rates for U.S. dollars in effect in New York City for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York, for the periods indicated. The average rate of exchange for each year is calculated using the average of the exchange rates on the last day of each month during the year. Monthly averages are calculated using the average of the daily rates during the relevant period.

	Renminbi per U.S. Dollar Noon Buying Rate
	Average	High	Low	Period-End
Year ended December 31,
2005	8.1826	8.2765	8.0702	8.0702
2006	7.9579	8.0702	7.8041	7.8041
2007	7.5806	7.8127	7.2946	7.2946
2008	6.9193	7.2946	6.7800	6.8225
2009	6.8295	6.8470	6.8176	6.8259
For the months of
December 2009	6.8275	6.8299	6.8244	6.8259
January 2010	6.8269	6.8295	6.8258	6.8268
February 2010	6.8285	6.8330	6.8258	6.8258
March 2010	6.8262	6.8270	6.8254	6.8258
April 2010	6.8256	6.8275	6.8229	6.8247
May 2010	6.8275	6.8310	6.8245	6.8305
June 2010 (through June 11, 2010)	6.8294	6.8322	6.8268	6.8320
     We publish our financial statements in Renminbi. This annual report contains translations of Renminbi amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from Renminbi to U.S. dollars were made at the noon buying rate in New York City for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York, as of December 31, 2009, which was RMB6.8259 to $1.00. No representation is made that the Renminbi amounts referred to in this annual report could have been or could be converted into U.S. dollars at any particular rate or at all.
     Since July 2005, the Renminbi has not been pegged solely to the U.S. dollar. Instead, it is pegged against a basket of currencies, determined by the People’s Bank of China, against which it can rise or fall by as much as 0.5% each day. The Renminbi may appreciate or depreciate significantly in value against the U.S. dollar in the future. See “Item 3. Key Information — Risk Factors—Risks Related to Doing Business in China—Fluctuations in exchange rates could adversely affect our business and the value of our securities.”

Risk Factors
Risks Related to Our Business
     If the market for water treatment equipment does not grow at the rate we expect or at all, our sales and profitability may be materially and adversely affected.
     We derive all of our revenue from sales of our products in China. Our business development depends, in large part, on continued growth in the demand for quality water treatment equipment in China. Although this market has grown rapidly, the growth may not continue at the same rate. The Freedonia Group, a market research firm, projects demand for water treatment products in China will increase nearly 15.5% per year between 2008 and 2012. However, developments in our industry are, to a large extent, outside of our control and any reduced demand for water treatment equipment, any downturn or other adverse changes in China’s economy could materially and adversely harm our sales and profitability.
     If we fail to meet evolving customer demands and requirements for water treatment equipment, including through product enhancements or new product introductions, or if our products do not compete effectively, our financial results may be materially and adversely affected.
     The market for water treatment equipment is characterized by changing technologies, periodic new product introductions and evolving customer and industry requirements, including solution requirements for different contaminants or varying volumes of water. Our competitors are continuously searching for more cost effective and efficient water treatment methods and technologies which, if successful, could render our products obsolete in whole or in part. Our research and development efforts will focus on (1) developing new processes, applications and technologies to enhance our existing products, including automation of our circulating water treatment equipment, ozone disinfection products such as large ozone generators, ultraviolet usage in water treatment and enhancement of the performance index for belt-type filter press and high performance aerators, and (2) establishing a research and development center for water environment and equipment, which will be responsible for studying and researching the characteristics of the water environment and the theories of water treatment systems for different water qualities. If we fail to timely develop new product enhancements and new products or if our products are rendered obsolete, we may be unable to grow our revenue as expected and may incur expenses relating to the development or acquisition of new products and technologies that are not fully offset by the revenue they generate, which could materially and adversely affect our financial results.
     We may be unable to successfully expand our manufacturing capacity, which could result in material delays, quality issues, increased costs and loss of business opportunities, and if we fail to accurately gauge demand for our products or our product and customer initiatives fail, we may have overcapacity, which may negatively impact our product margins and profitability.
     Many of our distributors aggressively bid for contracts to sell our water treatment equipment to real property developers, construction companies and municipalities. If a significant number of our distributors successfully bid for or obtain such contracts or projects, we may not have sufficient manufacturing capacity to meet their increased demand for our products. We plan to expand our manufacturing capacity and upgrade existing facilities to meet increasing demand. These projects may not be constructed on the anticipated timetable or within budget. We may also experience quality control issues as we implement these manufacturing upgrades and ramp up production. Any material delay in completing these projects, or any substantial increase in costs or quality issues in connection with these projects, could materially and adversely affect our business, financial condition and results of operations, and result in a loss of business opportunities. Also, if we fail to successfully gauge distributor and end-user customer demand for our products or if our products and customer initiatives fail, we may experience overcapacity which may negatively impact our product margins and profitability.
     If we fail to maintain or improve our market position or respond successfully to changes in the competitive landscape, our business, financial condition and results of operations may be materially and adversely affected.
     We operate in a highly competitive industry characterized by rapid technological development and evolving industry standards. Our competitors include a number of global and China-based companies that produce and sell products similar to ours. We compete with both major international conglomerates and local companies in each of our product categories as follows:

•	Circulating Water Treatment Equipment. Our electronic water conditioner competes primarily with products from three other local companies: Zhejiang De’an New Technology Development Co. Ltd. (China), Jiangyin Jialong Environment Technology Co. Ltd. (China) and Beijing Kejingyuan Technology Co. Ltd. (China). Our automatic filter competes primarily with products from Claude Laval Co. (USA), Amiad Filtration Systems (Israel) and Beijing Luolun Filtration Equipment Technology Co. Ltd. (China).

•	Water Purification Equipment. Our ozone generator competes primarily with products from Ozonia Ltd. (Switzerland), ITT (Sweden) and Jiangsu Koner Ozone Co., Ltd. (China). Our industry pure water equipment with EDI functions compete primarily with products from GE Water & Process Technologies, CANPURE Corporation (Canada) and Zhejiang Omex Environmental Engineering Ltd. (a subsidiary of Dow Chemical).

•	Wastewater Treatment Equipment. Our microporous aerator competes primarily with products from REHAU (Germany), ITT (Sweden) and Yixing Nopon Environment Co. Ltd. (China). Our belt-type thickener-filter press mono-block machine competes primarily with products from Wuxi Tongyong Machinery Co. Ltd. (China), DWT Project Co. Ltd. (Finland) and Passavant-Roediger GmbH (Germany).
     Some of our international competitors have stronger brand names, greater access to capital, longer operating histories, longer or more established relationships with their customers, stronger research and development capabilities and greater marketing and other resources than we do. In response, we commenced an advertising campaign on China Central Television, or CCTV, in September 2009 to further increase brand awareness and further drive sales growth of our products. We will be investing a total of $7.8 million in this campaign from September 2009 through the end of the second quarter of 2010. As of December 31, 2009, we had RMB25.3 million ($3.7 million) in advertising commitments to CCTV that will be paid on a monthly installment basis from February 2010 to June 2010. These expenditures will have a direct adverse impact on our profitability without any guarantee that they will increase the awareness of our brand. Some of our domestic competitors have stronger distribution networks and end-user customer bases in certain specific regions, better access to government authorities and stronger industry-based backgrounds than us. Due to the evolving markets in which we compete, additional competitors with significant market presence and financial resources may enter those markets, and thereby intensify competition. These competitors may be able to reduce our market share by adopting more aggressive pricing policies than we can or by developing technology and services that gain wider market acceptance than our products. Existing and potential competitors may also develop relationships with our distributors in a manner that could significantly harm our ability to sell, market and develop our products. As a result of these competitive pressures and expected increases in competition, we may price our products lower than our competitors to maintain market share. Any lower pricing may negatively affect our profit margins. If we fail to maintain or improve our market position or fail to respond successfully to changes in the competitive landscape, our business, financial condition and results of operations may be materially and adversely affected.
     Our net income may fluctuate significantly from quarter to quarter, which may cause volatility in the price of our ADSs.
     Our net income may fluctuate from quarter to quarter. For example, our net income has fluctuated significantly from one quarter to the next during the ten quarters in the period from July 1, 2007 to December 31, 2009. Historically, quarterly fluctuation has been primarily due to lower sales during the winter months as construction activities decrease. Historically, our revenue has been the highest during the third quarter and lowest during the first quarter and we expect our net income to continue to fluctuate due to seasonality. We may also experience losses in the future depending on a number of additional factors, including the extent to which our products continue to gain or maintain market acceptance, changes in our end-user customers’ budgets, the rate and size of expenditures we incur, product and price competition in our market and other factors, many of which are outside our control. If our revenue for a particular quarter is lower than we expect, we may be unable to reduce our fixed costs and operating expenses for that quarter by a corresponding amount, which would negatively impact our net income for that quarter. You should not rely on quarter-to-quarter comparisons of our net income as an indication of our future performance. Our net income may fall below the expectations of market analysts and investors in some future periods and may not be consistent with our past results. If this occurs, even temporarily, it could cause volatility in the market price of our ADSs.

     Our business is capital-intensive and our growth strategy may require additional capital which may not be available on favorable terms or at all.
     We may require additional cash resources due to changed business conditions, implementation of our strategy to expand our manufacturing capacity or potential investments or acquisitions we may pursue. To meet our capital needs, we may sell additional equity or debt securities or obtain additional credit facilities. The sale of additional equity securities could result in dilution of your holdings. The incurrence of indebtedness would result in increased debt service obligations and could require us to agree to operating and financial covenants that would restrict our operations. Financing may not be available in amounts or on terms acceptable to us, if at all. Any failure by us to raise additional funds on terms favorable to us, or at all, could limit our ability to expand our business operations and could harm our overall business prospects.
     Our expansion strategy may not prove successful.
     One of our key strategies to grow our business is to expand our production capacity and distribution network through organic expansion as well as through the acquisition of complementary companies. Consequently, we are subject to all of the risks inherent in the unforeseen costs and expenses, challenges, complications, and delays frequently encountered in connection with the expansion and acquisition of any new businesses or production lines, as well as those risks that are specific to our industry. For example, we may expand into a product line in which we have no prior experience, we may have to rely on new distributors with which we have no prior relationship and introduce ourselves to a new and unfamiliar customer base. Pursuing our growth strategies, including integrating and expanding our facilities and service offerings to meet our customers’ needs, has resulted in, and will continue to result in, substantial demands on our resources and management’s time. Managing this growth and our growth strategies will require, among other things:
•	continued enhancement of our research and development capabilities;

•	effective coordination and integration of our research facilities and teams, particularly those located in different facilities, including newly opened sites;

•	successful hiring and training of personnel;

•	effective management of a business geographically distributed in China;

•	effective cost control;

•	sufficient liquidity;

•	effective and efficient financial and management control;

•	increased marketing and sales-support activities;

•	effective quality control;

•	management of our distribution network; and

•	management of our suppliers to leverage our purchasing power.
     Any failure to effectively manage our anticipated growth and execute on our growth strategies could adversely affect our business, including our financial condition, results of operations, cash flows and prospects. No assurance can be given that these expansions will occur or result in revenue or profit. While we believe that our expansion plans can be paid for with proceeds from our initial public offering, proceeds from our February 2010 follow-on offering and cash generated by our operating activities, if due to unforeseen factors, there is insufficient cash on hand at the time of such plant expansions and/or proposed business acquisitions, we would be required to either forgo the expansions and/or proposed business acquisitions, use shares as consideration for the acquisitions, which could have a dilutive effect on existing shareholders, and/or seek debt financing for the plant expansions and/or proposed business acquisitions, which may not be available on commercially reasonable terms, or at all.

     We depend on distributors for all of our revenue. Failure to maintain relationships with our distributors or to otherwise expand our distribution network could negatively affect our ability to effectively sell our products.
     We depend on distributors for all of our revenue. We do not have long-term distribution agreements, and most distribution agreements have one-year terms. As our existing distribution agreements expire, we may be unable to renew with our desired distributors on favorable terms or at all. We compete for quality distributors with both international conglomerates and local companies. Our competitors often enter into long-term distribution agreements that effectively prevent their distributors from selling our products. In addition, we rotate our sales and marketing personnel among geographic areas periodically to reduce our reliance on any single employee’s relationship with distributors in any market. This practice may make us less attractive to some distributors. Any disruption of our distribution network, including our failure to renew our existing distribution agreements with our desired distributors, could negatively affect our ability to effectively sell our products. Our distributors could suspend their distribution services and the supply of our products to end users could be interrupted by unforeseen events. Delivery disruptions may occur for various reasons beyond our control, including improper handling by distributors or third-party transport operators, transportation bottlenecks, natural disasters and labor strikes. Improper handling by distributors or third-party transport operators could also result in damage to our products. If our products are not delivered to end users on time, or if they are delivered damaged, we could lose business and our reputation could be harmed.
     We may be unable to effectively manage our distribution network, and our business, prospects and brand may be materially and adversely affected by our distributors’ actions.
     Our ability to manage the activities of our independent distributors is limited. Our distributors could take one or more of the following actions, any of which may have a material adverse effect on our business, prospects and brand:
•	sell products that compete with our products, including possibly counterfeit products utilizing the “Duoyuan” name;

•	sell our products outside their designated territory, possibly in violation of the distribution rights of other distributors;

•	fail to adequately promote our products;

•	fail to provide proper training and service to our end-user customers; or

•	violate the anti-corruption laws of China, the United States or other countries.
     Failure to adequately manage our distribution network, or non-compliance by distributors with our distribution agreements could harm our corporate image among our end-user customers and disrupt our sales, which could result in a failure to meet our sales goals. Furthermore, we could be liable for actions taken by our distributors, including any violations of applicable law in connection with the marketing or sale of our products, including China’s anti-corruption laws and the U.S. Foreign Corrupt Practices Act, or the FCPA. In particular, we may be held liable for actions taken by our distributors even though all of our distributors are non-U.S. companies that are not subject to the FCPA. Our distributors may violate these laws or otherwise engage in illegal practices with respect to their sales or marketing of our products. If our distributors violate these laws, we could be required to pay damages or fines, which may materially and adversely affect our business, financial condition and results of operations. In addition, our brand and reputation, our sales activities or the market price of our ADSs could be adversely affected if we become the target of any negative publicity as a result of actions taken by our distributors.
     Our failure to adequately protect, or uncertainty regarding the validity, enforceability or scope of, our intellectual property rights may undermine our competitive position, and litigation to protect our intellectual property rights may be costly.
     We strive to strengthen and differentiate our product portfolio by developing new and innovative products and product improvements. As a result, we regard our intellectual property as critical to our success. Implementation and enforcement of intellectual property-related laws in China has historically been lacking due primarily to ambiguities in Chinese intellectual property law. Accordingly, protection of intellectual property and proprietary rights in China may not be as effective as in the United States or other countries. Currently, we hold eight Chinese patents, two of which are for inventions, five are for utility models and one is for design. We also have 11 pending Chinese patent applications. We will continue to rely on a combination of patents, trade secrets, trademarks and copyrights to protect our intellectual property, but this protection may be inadequate. For example, our pending or future patent applications may not be approved or, if allowed, they may not be of sufficient strength or scope to protect our intellectual property. As a result, third parties may use the technologies and proprietary processes that we have developed and compete with us, which may negatively affect any competitive advantage we enjoy, dilute our brand and materially and adversely affect our results of operations.
     In addition, policing the unauthorized use of our proprietary technology can be difficult and expensive. Litigation may be necessary to enforce our intellectual property rights and due to the relative unpredictability of China’s legal system and potential difficulties of enforcing a court’s judgment in China, there is no guarantee litigation would result in an outcome favorable to us. Furthermore, any such litigation may be costly and may divert our management’s attention away from our core business. An adverse determination in any lawsuit involving our intellectual property is likely to jeopardize our business prospects and reputation. We have no insurance coverage against litigation costs so we would be forced to bear all litigation costs if we cannot recover them from other parties. All of the foregoing factors could harm our business, financial condition and results of operations.
     Limitations on our use of the “Duoyuan” name and third-party use of our trademarks and the “Duoyuan” name may dilute their value and materially and adversely affect our reputation, goodwill and brand.
     On December 1, 2007, we transferred all our Duoyuan-related trademarks to Duoyuan Investments Limited, our majority shareholder, which is wholly owned by Mr. Wenhua Guo, our chairman and chief executive officer. On September 17, 2008 and May 27, 2009, Duoyuan Investments Limited granted us an exclusive, royalty-free perpetual license to use these trademarks for our business. Such license would terminate upon certain events, including a change in control. Duoyuan Investments Limited and Duoyuan Printing, Inc. may use these trademarks for other products, which may create confusion regarding our brand. In addition, some of our distributors use the Chinese characters of our name, “Duoyuan”, in their company name and we may be unable to prevent such use. The use of “Duoyuan” in their legal names by these distributors may confuse our end-user customers who may associate our name with the distributor and incorrectly believe our distributors are our affiliates. Due to ambiguities in Chinese intellectual property law, the cost of enforcement and our prior lack of enforcement, we may be unable to prevent third parties from using the Duoyuan trademark and our name, Duoyuan.
     We may be exposed to infringement or misappropriation claims by third parties, which, if determined adversely against us, could disrupt our business and subject us to significant liability to third parties.
     Our success largely depends on our ability to use and develop our technology, know-how and product designs without infringing upon the intellectual property rights of third parties. We may be subject to litigation involving claims of patent infringement or violation of other intellectual property rights of third parties. The holders of patents and other intellectual property rights potentially relevant to our product offerings may be unknown to us or may otherwise make it difficult for us to acquire a license on commercially acceptable terms.
     There may also be technologies licensed to and relied on by us that are subject to infringement or other corresponding allegations or claims by third parties which may damage our ability to rely on such technologies. In addition, although we endeavor to ensure that companies that work with us possess appropriate intellectual property rights or licenses, we cannot fully avoid the risks of intellectual property rights infringement created by suppliers of components used in our products or by companies we work with in cooperative research and development activities. Our current or potential competitors, many of which have substantial resources and have made substantial investments in competing technologies, may have obtained or may obtain patents that will prevent, limit or interfere with our ability to make, use or sell our products in China or other countries. The defense of intellectual property claims, including patent infringement suits, and related legal and administrative proceedings can be both costly and time consuming, and may significantly divert the efforts and resources of our technical and management personnel. Furthermore, an adverse determination in any such litigation or proceeding to which we may become a party could cause us to:

•	pay damage awards;

•	seek licenses from third parties;

•	pay additional ongoing royalties, which could decrease our profit margins;

•	redesign our products; or

•	be restricted by injunctions.
     These factors could effectively prevent us from pursuing some or all of our business and result in our end-user customers or potential end-user customers deferring, canceling or limiting their purchase or use of our products, which may have a material adverse effect on our business, financial condition and results of operations.
     We may undertake acquisitions, which may have a material adverse effect on our ability to manage our business, and may end up being unsuccessful.
     Our growth strategy may involve the acquisition of new technologies, businesses, products or services or the creation of strategic alliances in areas in which we do not currently operate. These acquisitions could require that our management develop expertise in new areas, manage new business relationships and attract new types of customers. Furthermore, acquisitions may require significant attention from our management, and the diversion of our management’s attention and resources could have a material adverse effect on our ability to manage our business. We may also experience difficulties integrating acquisitions into our existing business and operations. Future acquisitions may also expose us to potential risks, including risks associated with:
•	the integration of new operations, services and personnel;

•	unforeseen or hidden liabilities;

•	the diversion of resources from our existing businesses and technologies;

•	our inability to generate sufficient revenue to offset the costs of acquisitions; and

•	potential loss of, or harm to, relationships with employees or customers, any of which may have a material adverse effect on our ability to manage our business.
     Failure to manage our growth could strain our management, operational and other resources, which may materially and adversely affect our business, financial condition and results of operations.
     Our growth strategy includes increasing market penetration of our existing products, developing new products, expanding our product offerings and providing a comprehensive integrated set of products. Pursuing these strategies has resulted in, and will continue to result in, substantial demands on management resources. In particular, the management of our growth will require, among other things:
•	continued enhancement of our research and development capabilities;

•	continued growth of our manufacturing capacity;

•	stringent cost controls and sufficient liquidity;

•	strengthening of financial and management controls;

•	increased marketing, sales and sales support activities; and

•	hiring and training of new personnel.
     We may not be able to effectively manage any expansion in one or more of these areas, and any failure to do so could harm our ability to maintain or increase revenue and operating results. In addition, our growth may require us to make significant capital expenditures or to incur other significant expenses. If we are not able to manage our growth successfully, our business, financial condition and results of operations may be materially and adversely affected.
     The slowdown in the Chinese economy may adversely affect our business, results of operations and financial condition.
     The global financial markets have experienced significant disruptions since 2008, and most of the world's major economies have entered into recession. Due to the deteriorated global economic and financial conditions and China’s own political and economic factors, the Chinese economy also experienced a significant slow-down beginning in the second half of 2008. Subsequently, due to the various measures adopted by the PRC government to forestall the economic downturn, the Chinese economy has been gradually recovering. However, it is uncertain for how long the trend will continue. Since we derive substantially all of our revenues in China, any persistent slowdown in the Chinese economy may have a negative impact on our business, operating results and financial condition in a number of ways. In addition, further disruption in the financial markets may significantly restrict our ability to obtain financing in the capital markets or from financial institutions on terms acceptable to us.
     If we fail to accurately project demand for our products, we may encounter problems of inadequate supply or oversupply, which would materially and adversely affect our business, financial condition and results of operations, as well as damage our reputation and brand.
     Our distributors typically order our products on a purchase order basis. In addition, our contracts with our distributors are typically renewable on an annual basis. Our distributor contracts contain annual sales targets for each distributor, and we take such targets into account when we formulate our overall operation plans. We project demand for our products based on rolling projections from our distributors, distributor inventory levels, and our understanding of industrial policies and government plans for future residential developments that may affect demand for water treatment equipment. The varying sales and purchasing cycles of our distributors, however, make it difficult for us to accurately forecast future demand for our products.
     If we overestimate demand, we may purchase more raw materials or components than required. If we underestimate demand, our third party suppliers may have inadequate raw material or product component inventories, which could interrupt our manufacturing and delay shipments, and could result in lost sales. In particular, we are seeking to reduce our procurement and inventory costs by matching our inventories closely with our projected manufacturing needs and by deferring our purchase of raw materials and components from time to time in anticipation of supplier price reductions. As we seek to balance reduced inventory costs and production flexibility, we may fail to accurately forecast demand and coordinate our procurement and production to meet demand on a timely basis. Our inability to accurately predict and to timely meet our demand would materially and adversely affect our business, financial conditions and results of operations as well as damage our reputation and brand.
     If we cannot obtain sufficient raw materials and components that meet our production standards at a reasonable cost or at all, our ability to produce and market our products, and thus our business, could suffer.
     The key raw materials and components used in the manufacturing of our products are steel, rubber, resin and plastics, standardized mechanical parts and electric machinery. We purchase a small percentage of our electronic components from suppliers who import these components. Our other raw materials and components are purchased from Chinese subsidiaries of foreign suppliers or local suppliers, each of whom manufactures these components in China. We produce all other components internally. We may experience a shortage in the supply of certain raw materials and components in the future, and if any such shortage occurs, our manufacturing capabilities and results of operations could be negatively affected.
     For 2007, 2008 and 2009, purchases from our largest supplier accounted for 21.5%, 18.8% and 19.5%, respectively, of our total purchases of raw materials and components. For the same periods, our ten largest suppliers combined accounted for 69.5%, 77.6% and 77.3%, respectively, of our total purchases of raw materials and components. As of December 31, 2009, our top three suppliers accounted for 19.5%, 15.3% and 12.3%, respectively, of our total purchases. If any supplier is unwilling or unable to provide us with high-quality raw materials and components in required quantities and at acceptable costs, we may not be able to find alternative sources on satisfactory terms in a timely manner, or at all. In addition, some of our suppliers may fail to meet qualifications and standards required by our customers now or in the future, which could impact our ability to source raw materials and components. Our inability to find or develop alternative supply sources could result in delays or reductions in manufacturing and product shipments. We may be required to redesign our products to conform to the materials and components provided by these alternative suppliers. Moreover, these suppliers may delay shipments or supply us with inferior quality raw materials and components that may adversely impact the performance of our products. If raw material prices increase rapidly or to levels significantly higher than normal, we may not be able to pass price increases through to our customers, which could adversely affect our operating margins and cash flows. Even if we are able to increase prices, any such price increases may reduce demand for our products. If any of these events occur, our ability to produce and market our products, and thus our business, could suffer.
     Some raw materials and components, especially steel, have been susceptible to fluctuations in price and availability. Prior to the global economic slowdown which started in the fall of 2008, costs for our components generally increased each year. For example, the cost of our key raw materials, such as steel, rubber and electronic components increased by between 2.1% and 73.7% during the first half of 2008 over the same period in the prior year. However, due to a drop in commodity prices resulting from the recent global economic slowdown, the cost of our raw materials decreased by between 1.1% and 57.1% during the fourth quarter of 2008 over the same period in the prior year. By the third quarter in 2009, due to an increase in commodity prices, the cost of several of our raw materials increased by between 2.3% and 9.1% over the first quarter of 2009. Significant increases in raw materials and components prices have a direct and negative impact on our gross profits.
     Any interruption in our manufacturing operations or production and distribution processes could impair our financial performance and negatively affect our brand.
     Our manufacturing operations involve the coordination of raw materials and components (some sourced from third parties), internal production processes and external distribution processes. While these operations are modified on a regular basis in an effort to improve manufacturing and distribution efficiency and flexibility, we may experience difficulties in coordinating the various aspects of our manufacturing processes, thereby causing downtime and delays. We manufacture, assemble and store almost all of our products, as well as conduct some of our primary research and development activities, at a principal facility located in the Langfang Economic & Technical Development Zone near Beijing, China. We do not maintain back-up facilities, so we depend on this facility for the continued operation of our business. A natural disaster or other unanticipated catastrophic event, including power interruptions, water shortage, storms, fires, earthquakes, terrorist attacks and wars, could significantly impair our ability to manufacture our products and operate our business, as well as delay our research and development activities. Our facility and certain equipment located in this facility would be difficult to replace and could require substantial replacement lead-time. Catastrophic events may also destroy any inventory located in our facility. The occurrence of such an event could materially and adversely affect our business. In addition, any stoppage in production, even if temporary, or delay in delivery to our customers could severely affect our business or reputation. We currently do not have business interruption insurance to offset these potential losses and any interruption in our manufacturing operations or production and distribution processes could impair our financial performance and negatively affect our brand.
     Our insurance coverage may be inadequate to protect us against losses.
     Although we maintain property insurance coverage for our facilities and certain equipment, we do not have any business liability, loss of data or business interruption insurance coverage for our operations in China. If any claims for injury are brought against us, or if we experience any business disruption, litigation or natural disaster, we might incur substantial costs and diversion of resources.
     Problems with product quality or product performance could result in a decrease in customers and revenue, unexpected expenses and loss of market share.
     Our operating results depend, in part, on our ability to deliver quality products on a timely and cost effective basis. As our products become more advanced, it may become more difficult to maintain our quality standards. If we experience deterioration in the performance or quality of any of our products, including as a result of the expansion of our manufacturing capabilities, it could result in delays in delivery, cancellations of orders or customer returns and complaints, loss of goodwill and harm to our brand and reputation. Furthermore, our products are manufactured using raw materials and components that have been produced by third parties, and when a problem occurs, it may be difficult to identify the source of the problem. These problems may lead to a decrease in customers and revenue, harm to our brand, unexpected expenses, loss of market share, the incurrence of significant repair costs, diversion of the attention of our personnel from our product development efforts or customer relation problems, any one of which may materially and adversely affect our business, financial condition and results of operations.
     Our products may become subject to recall in the event of defects or other performance related issues.
     Our products may become subject to recall and we may be at risk for product recall costs which are costs incurred when, either voluntarily or involuntarily, a product is recalled through a formal campaign to solicit the return of specific products due to a known or suspected performance defect. Costs typically include the cost of the product, part or component being replaced, the cost of the recall borne by our customers and labor to remove and replace the defective part or component. Our products have not been the subject of an open recall. If a recall decision is made, we will need to estimate the cost of the recall and record a charge to earnings in that period. In making this estimate, judgment is required as to the quantity or volume to be recalled, the total cost of the recall campaign, the ultimate negotiated sharing of the cost between us and the customer and, in some cases, the extent to which the supplier of the part or component will share in the recall cost. As a result, these estimates are subject to change. Excessive recall costs or our failure to adequately estimate these costs may negatively affect our operating results.
     If our end-user customers that use our products successfully assert product liability claims against us due to defects in our products, our results of operations may suffer and our reputation may be harmed.
     Our products are used for various purposes, such as treating municipal sewage and industrial wastewater and purifying water for food and beverage and pharmaceutical production. These uses tend to affect large geographic areas and significant numbers of people, and often have serious impact on the environment and people’s health and safety and daily lives. Consequently, the malfunctioning of our products could potentially cause tremendous damage. If our products are not properly designed or manufactured or if they do not perform adequately in the treatment of water, we could be subject to claims for damages based on theories of product liability and other legal theories. The costs and resources to defend such claims could be substantial and, if such claims are successful, we could be responsible for paying some or all of the damages. We do not have product liability insurance for our products. In addition, negative publicity from such claims may also damage our reputation, regardless of whether such claims are successful. Any of these consequences resulting from defects in our products would harm our results of operations, adversely affect our safety reputation among customers and potential customers, decrease our overall market share and increase our costs by requiring us to take additional measures to ensure our safety precautions are even more visible and effective.
     Environmental claims or failure to comply with any present or future environmental regulations may require us to spend additional funds and may harm our results of operations.
     We are subject to environmental, health and safety laws and regulations that affect our operations, facilities and products in China. Any failure to comply with any present or future environmental, health and safety laws and regulations could result in the assessment of damages or imposition of fines against us, suspension of production, cessation of our operations or even criminal sanctions. New laws and regulations could also require us to acquire costly equipment or to incur other significant expenses. Our failure to control the use of, or adequately restrict the discharge of, hazardous substances could subject us to potentially significant monetary damages and fines or suspension of our business operations, which may harm our results of operations.
     In connection with the construction of our Duoyuan Langfang manufacturing facilities, which became operational in July 2000, we obtained the required environmental protection assessment. Pursuant to the Regulations of Hebei Province on the Administration and Supervision of Environmental Pollution Prevention, effective as of March 1, 2008, enterprises discharging pollutants must obtain a pollutant discharging permit from relevant governmental authorities. According to the attestation issued by the Environmental Protection Bureau at Langfang Economic and Development Zone dated September 18, 2009, Duoyuan Langfang has obtained all approvals and permits required by relevant environmental laws and regulations and its discharge of hazardous substances is under the limit set by relevant environmental laws and regulations. If Duoyuan Langfang or any of our other PRC subsidiaries discharge pollutants or hazardous substances in excess of the limit set by relevant environmental laws and regulations, we may be required to obtain a pollutant discharging permit from the relevant environmental protection authority. Any failure to timely obtain this permit may result in us being reprimanded by the relevant governmental authorities, which may result in a monetary fine in an amount equal to three times any illegal gains, or RMB5,000 to RMB10,000, if we have no illegal gains, subject to the discretion of the governmental authorities. If we are deemed to have materially violated the regulation regarding the discharge of pollutants, the governmental authorities may order us to rectify the situation of noncompliance within a time limit. If more stringent regulations are adopted in the future, the related compliance costs could be substantial. Any failure by us to control the use of or to adequately restrict the discharge of hazardous substances could subject us to potentially significant monetary damages and fines or suspensions in our business operations.
     We may not possess all of the licenses required to operate our business, or we may fail to maintain the licenses we currently hold. This could subject us to fines and other penalties, which may have a material adverse effect on our business, financial condition and results of operations.
     We are required to hold a variety of permits and licenses to operate our business in China. We may not possess all of the permits and licenses required for all of our business activities. Under PRC laws, a public health permit is required for products related to sanitation and safety of drinking water. Duoyuan Beijing obtained a health permit from the Chinese Ministry of Public Health for its Ultraviolet Water Purifier. We have updated Duoyuan Beijing’s health permit and listed Duoyuan Langfang as the actual manufacturing enterprise of the Ultraviolet Water Purifier. For certain of our water purification treatment products, we have determined that a public health permit is not required either because a permit is not technically required because the water following related treatment is not meant for human drinking consumption or the related product is sold as part of an integrated solution and we possess the requisite public health permit for some key part of such integrated solution. If governmental officials do not agree with these determinations, we may be required to apply for a separate public health permit for some of our water purification treatment products or some part of our integrated water purification solution, to stop sales of the product pending receipt of the permit or subject to fines or penalties of no more than RMB30,000 for failure to possess the required permit. In addition, there may be circumstances under which an approval, permit or license granted by a governmental agency is subject to change without substantial advance notice, and it is possible that we could fail to obtain an approval, permit or license that is required to expand our business as we intend. If we fail to obtain or to maintain such permits or licenses or renewals are granted with onerous conditions, we could be subject to fines and other penalties and be limited in the number or the quality of the products that we would be able to offer. As a result, our business, financial condition and results of operations could be materially and adversely affected.
     We depend heavily on key personnel, and the loss of certain employees and senior management could harm our business.
     Our future success depends in significant part upon the continued contributions of certain of our technical and senior management personnel, including Messrs. Wenhua Guo, our chairman and chief executive officer, Ronglin Qiao, our chief operating officer and the general manager of our operating subsidiary Duoyuan Beijing, and Lixin Wang, our chief technology officer and the general manager of our operating subsidiary Duoyuan Langfang. It also depends in significant part upon our ability to attract and retain additional qualified management, technical, sales and marketing and support personnel for our operations. Competition for such personnel is intense and we may fail to retain certain of our personnel or fail to attract, assimilate or retain other high-qualified personnel in the future. If we lose a key employee, if a key employee fails to perform in his or her current position or if we are not able to attract and retain skilled employees as needed, our business and expansion plans could suffer. Turnover in our senior management could significantly deplete institutional knowledge held by our existing senior management team and impair our operations, which could harm our business.
     In addition, if any of these key personnel joins a competitor or forms a competing company, we may lose some of our distributors or end user customers. In such cases, our profitability and financial performance may be adversely affected. We have entered into confidentiality and non-competition agreements with all of these key personnel. However, if any disputes arise between these key personnel and us, it is not clear, in light of uncertainties associated with the Chinese legal system, what the court decisions will be and the extent to which these court decisions could be enforced in China, where all of these key personnel reside and hold some of their assets. See “Item 3. Key Information — Risk Factors — Risks Related to Doing Business in China — Uncertainties with respect to the Chinese legal system could limit the legal protections available to you and us.”

     Wenhua Guo, our chairman and chief executive officer and 48.6% beneficial owner of our ordinary shares, has substantial influence over our company, and his interests may not be aligned with the interests of our other shareholders.
     Wenhua Guo, our chairman and chief executive officer, beneficially owns 48.6% of our ordinary shares. As a result, he has significant influence over our business, including decisions regarding mergers, consolidations and the sale of all or substantially all of our assets, election of directors and other significant corporate actions. This concentration of ownership may also have the effect of discouraging, delaying or preventing a future change of control, which in turn could prevent our shareholders from recognizing a gain in the event that a favorable offer is extended and may materially and adversely affect the market price of our ADSs.
     In addition, on December 1, 2007, we transferred all our Duoyuan-related trademarks to Duoyuan Investments Limited, our majority shareholder, which is wholly owned by Mr. Guo. On September 17, 2008 and May 27, 2009, Duoyuan Investments Limited granted us an exclusive, royalty-free perpetual license to use these trademarks for our business, which license may terminate in certain instances. Mr. Guo’s refusal to allow us to use the Duoyuan name on reasonable terms or at all could have the effect of discouraging, delaying or preventing a future change of control, which in turn could prevent our shareholders from recognizing a gain in the event that a favorable offer is extended and may materially and adversely affect the market price of our ADSs.
     Concurrent positions held by Wenhua Guo, our chairman and chief executive officer, with other businesses could impede his ability to devote sufficient time to our business and could pose conflicts of interest.
     Wenhua Guo serves as chairman of Duoyuan Printing, Inc., a public company. He is also the beneficial owner of 100% of the equity interest in our majority shareholder, Duoyuan Investments Limited, which owns a controlling interest in Duoyuan Printing, Inc. Through its subsidiaries in China, Duoyuan Printing, Inc. is principally engaged in the manufacture and sale of offset printing equipment to the Chinese market. Mr. Guo devotes most of his business time to our affairs and the remainder of his business time to the affairs of these printing equipment-related companies. Mr. Guo’s decision-making responsibilities for these printing equipment-related companies are in the areas of public relations, management of human resources, risk management and strategic planning. As a result, conflicts of interest may arise from time to time. Additionally, even though Mr. Guo is accountable to us and our shareholders as a fiduciary, which requires that he exercise good faith and due care in handling our affairs, his existing responsibilities to other entities may limit the amount of time he can spend on our affairs.
     The termination and expiration or unavailability of preferential tax treatments once available to us may have a material adverse effect on our operating results.
     Prior to January 1, 2008, entities established in China were generally subject to a 30% state and 3% local enterprise income tax rate. However, entities that satisfied certain conditions enjoyed preferential tax treatment. In accordance with PRC Income Tax Law for Enterprises with Foreign Investment and Foreign Enterprises, or FIE Income Tax Law, which was effective until December 31, 2007, both Duoyuan Beijing and Duoyuan Langfang enjoyed preferential income tax rates. See “Item 10. Additional Information —Taxation.” Effective January 1, 2008, the PRC National People’s Congress enacted the PRC Enterprise Income Tax Law, or the new EIT law. The new EIT law imposes a single uniform income tax rate of 25% on all Chinese enterprises, including foreign invested enterprises, and eliminates or modifies most of the tax exemptions, reductions and preferential treatment available under the previous tax laws and regulations. The preferential tax treatment enjoyed by Duoyuan Beijing expired prior to the effective date of the new EIT law. As a result, Duoyuan Beijing is subject to the uniform income tax rate of 25%. The preferential tax treatment enjoyed by Duoyuan Langfang expired at the end of 2008. As a result, the tax rate applicable to Duoyuan Langfang increased from the rate of 12.5% to the uniform rate of 25% in 2009. The expiration and termination of such preferential tax treatment may have a material adverse effect on our operating results in 2009. Moreover, the preferential tax treatment Duoyuan Beijing enjoyed included a tax holiday for which only manufacturing enterprises were eligible. This tax holiday was approved by the relevant local state tax bureau. Although we believe Duoyuan Beijing was a qualified manufacturing enterprise, the definition of manufacturing enterprise is unclear and subject to discretionary interpretation and enforcement by the PRC authorities. If we are deemed not qualified for prior periods, we may be required to refund prior tax benefits received.

     The newly enacted Chinese enterprise income tax law will affect tax exemptions on the dividends we receive and increase the enterprise income tax rate applicable to us.
     We are a holding company incorporated under the laws of the British Virgin Islands. We conduct substantially all of our business through our wholly owned Chinese subsidiaries and we derive all of our income from these subsidiaries. Prior to January 1, 2008, dividends derived by foreign legal persons from business operations in China were not subject to the Chinese enterprise income tax. However, such tax exemption ceased after January 1, 2008 with the effectiveness of the new EIT law.
     The New EIT Law provides that enterprises established outside China whose “de facto management bodies” are located in China are considered “tax resident enterprises” and will generally be subject to the uniform 25% enterprise income tax rate as to their global income. In addition, a recent circular issued by the State Administration of Taxation on April 22, 2009 regarding the standards used to classify certain Chinese invested enterprises established outside of China as “resident enterprises” clarified that dividends and other income paid by such “resident enterprises” will be considered to be PRC source income, subject to PRC withholding tax, currently at a rate of 10%, when recognized by non-PRC enterprise shareholders. This recent circular also subjects such “resident enterprises” to various reporting requirements with the PRC tax authorities. Under the implementation regulations to the enterprise income tax, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and other assets of an enterprise. In addition, the recent circular mentioned above details that certain Chinese-invested enterprises will be classified as “resident enterprises” if the following are located or resident in China: senior management personnel and departments that are responsible for daily production, operation and management; financial and personnel decision making bodies; key properties, accounting books, company seal, and minutes of board meetings and shareholders’ meetings; and half or more of the senior management or directors having voting rights. However, as this circular only applies to enterprises established outside of China that are controlled by PRC enterprises or groups of PRC enterprises, it remains unclear how the tax authorities will determine the location of “de facto management bodies” for overseas incorporated enterprises that are controlled by individual PRC residents like us.
     Currently, there are no detailed rules or precedents governing the procedures and specific criteria for determining “de facto management bodies” which are applicable to our company. A substantial majority of the members of our management team are located in China. If our company is considered a PRC tax resident enterprise for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. First, our company will be subject to the uniform 25% enterprise income tax rate as to our global income as well as PRC enterprise income tax reporting obligations. Second, although under the New EIT Law and the Implementing Rules dividends paid to us from our PRC subsidiaries would qualify as “tax-exempted income”, we can not assure you that such dividends will not be subject to a 10% withholding tax, as the PRC foreign exchange control authorities, which enforce the withholding tax, have not yet issued guidance with respect to the processing of outbound remittances to entities that are treated as resident enterprises for PRC enterprise income tax purposes. Finally, dividends payable by us to our investors and gain on the sale of our shares may become subject to PRC withholding tax. As a result of such changes, our historical operating results will not be indicative of our operating results for future periods and the value of our ordinary shares or ADSs may be adversely affected.
     The contractual arrangements entered into between our Chinese subsidiaries or between us and one of our Chinese subsidiaries and those arrangements entered into between us or one of our Chinese subsidiaries and an entity affiliated with us may be subject to audit or challenge by the Chinese tax authorities. A finding that we, Duoyuan Beijing or Duoyuan Langfang owe additional taxes could substantially reduce our net earnings and the value of your investment.
     Under Chinese laws and regulations, arrangements and transactions among affiliated parties may be subject to audit or challenge by the Chinese tax authorities. The new EIT Law became effective on January 1, 2008 and provides authority for the PRC tax authority to make special adjustments to taxable income as well as new reporting requirements. In particular, an enterprise must submit its annual tax return together with information on related party transactions to the tax authorities. The tax authorities may impose reasonable adjustments on taxation if they have identified any related party transactions that are inconsistent with arm’s length principles. In addition, the PRC tax authorities recently issued Implementation Measures for Special Tax Adjustments (Trial) which set forth tax-filing disclosure and contemporaneous documentation requirements, clarify the definition of “related party”, guide the selection and application of transfer pricing methods, and outline the due process procedures for transfer pricing investigation and assessment. We could face material and adverse tax consequences if the Chinese tax authorities determine that the contractual arrangements between our Chinese subsidiaries or between us and one of our Chinese subsidiaries or those arrangements entered into between us or one of our Chinese subsidiaries and an entity affiliated with us do not represent arm’s-length prices and as a result, adjust any of the income in the form of a transfer pricing adjustment. A transfer pricing adjustment could, among other things, result in a reduction of expense deductions for Chinese tax purposes recorded by us or our Chinese subsidiaries or an increase in taxable income, all of which could increase our tax liabilities. In addition, the Chinese tax authorities may impose late payment fees and other penalties on us or our Chinese subsidiaries for under-paid taxes.
     We may be unable to ensure compliance with United States economic sanctions laws, especially when we sell our products to distributors over which we have limited control.
     The U.S. Department of the Treasury’s Office of Foreign Assets Control, or OFAC, administers certain laws and regulations that impose penalties upon U.S. persons and, in some instances, foreign entities owned or controlled by U.S. persons, for conducting activities or transacting business with certain countries, governments, entities or individuals subject to U.S. economic sanctions, or U.S. Economic Sanctions Laws. We will not use any proceeds, directly or indirectly, from sales of our ADSs, to fund any activities or business with any country, government, entity or individual with respect to which U.S. persons or, as appropriate, foreign entities owned or controlled by U.S. persons, are prohibited by U.S. Economic Sanctions Laws from conducting such activities or transacting such business. However, we sell our products through independent non-U.S. distributors which are responsible for interacting with the end users of our products. Although none of these independent non-U.S. distributors are located in or to our knowledge conduct business with countries subject to U.S. economic sanctions such as Cuba, Sudan, Iran, Syria and Myanmar, we may not be able to ensure that such non-U.S. distributors comply with any applicable U.S. Economic Sanctions Laws. As a result of the foregoing, actions could be taken against us that could materially and adversely affect our reputation and have a material and adverse effect on our business, financial condition, results of operations and prospects.
     As a result of being a public company, we incur increased costs that may place a strain on our resources and our management’s attention may be diverted from other business concerns.
     As a public company, we incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act of 2002, as well as rules subsequently implemented by the Securities and Exchange Commission and the New York Stock Exchange, have required changes in corporate governance practices of public companies. Compliance with these rules and regulations has increased our legal and financial compliance costs and is expected to make some activities more time-consuming and costly. These requirements may place a strain on our systems and resources. The Securities Exchange Act of 1934, or the Exchange Act, requires that we file annual and current reports with respect to our business and financial condition. The Sarbanes-Oxley Act requires that we maintain effective disclosure controls and procedures and internal controls for financial reporting. Significant resources and management oversight have been dedicated to maintaining and improving the effectiveness of our disclosure controls and procedures and internal control over financial reporting. This may divert management’s attention from other business concerns, which could have a material adverse effect on our business, financial condition, results of operations and cash flows.
     These rules and regulations have made it more expensive for us to obtain director and officer liability insurance, and we have incurred substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified persons to serve on our board of directors or as executive officers. We are currently evaluating and monitoring developments with respect to these rules, and we cannot predict or estimate the amount of additional costs we may incur or the timing of such costs.
     We may be exposed to potential risks relating to our internal controls over financial reporting and our ability to have those controls attested to by our independent auditors.
     We are a public company in the United States that is subject to the Sarbanes-Oxley Act of 2002. As directed by Section 404 of the Sarbanes-Oxley Act of 2002, or SOX 404, the Securities and Exchange Commission adopted rules requiring public companies to include a management’s assessment of their internal controls over financial reporting in their annual reports, including Form 20-F. Our 2009 annual report does not require a report of management’s assessment regarding internal control over financial reporting or an attestation report of our independent registered public accounting firm due to a transition period established by the rules of the Securities and Exchange Commission for newly public companies. Under current law, we will be required to include a management report beginning with our annual report for the 2010 fiscal year. Beginning with the 2010 fiscal year, our independent registered public accounting firm will also be required to attest to the system of internal controls over financial reporting. Our management may conclude that our internal controls over financial reporting are not effective. Even if our management concludes that our internal controls over financial reporting are effective, our independent registered public accounting firm may still issue a report that is qualified if it is not satisfied with our controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us. We can provide no assurance that we will be in compliance with all of the requirements imposed by SOX 404 or that we will receive a positive attestation from our independent auditors. In the event we identify significant deficiencies or material weaknesses in our internal controls that we cannot remediate in a timely manner or we are unable to receive a positive attestation from our independent auditors with respect to our internal controls, investors and others may lose confidence in the reliability of our financial statements. Any of these possible outcomes could result in an adverse reaction in the financial marketplace due to a loss of investor confidence in the reliability of our reporting processes, which could adversely affect the market price of our ADSs.
     In the course of preparing our consolidated financial statements as of and for the years ended December 31, 2007, 2008 and 2009, several material weaknesses, significant deficiencies and control deficiencies have been identified. If we fail to achieve or maintain an effective system of internal control over financial reporting, our ability to accurately and timely report our financial results or prevent fraud may be adversely affected.
     Prior to completion of our initial public offering in June 2009, we were a private company with limited accounting personnel and other resources with which to address our internal control over financial reporting. In preparing our consolidated financial statements, several material weaknesses, significant deficiencies and control deficiencies have been identified, as defined in the standards established by the U.S. Public Company Accounting Oversight Board. There were no material weaknesses identified in our 2009 audit. Previously identified material weaknesses mainly related to: (1) failure to implement a month-end process to properly accrue expenditures at period-end and record purchases and sales following the closing of our books and proper review of these items; (2) an inability to timely identify disputed balances or unpaid aged balances of revenue and accounts receivable; (3) differences and errors in the recording of cost of revenue and inventory; (4) a lack of effective controls over the financial reporting process due to an insufficient complement of personnel with an appropriate level of accounting knowledge, experience and training in the application of U.S. GAAP commensurate with our financial reporting requirements; and (5) inadequate retention and maintenance of legal and accounting documents. The significant deficiencies identified in our 2009 audit primarily related to: (1) failure to record inventory balances at the time of delivery rather than after inspection; and (2) lack of appropriate segregation of duties and controls in the preparation and review of consolidated adjustments for reporting figures, financial statements and non-standard transactions under US GAAP. Previously observed significant deficiencies included: (1) sales tax rebates paid without corresponding official receipts; (2) errors in the classification of expenses; and (3) related party transactions not entered into on an arm’s-length basis. To remedy these weaknesses and deficiencies, we have adopted several measures to improve our internal controls over financial reporting. If we fail to timely achieve and maintain the adequacy of our internal controls, we may not be able to conclude that we have effective internal controls over financial reporting. Moreover, effective internal controls over financial reporting are necessary for us to produce reliable financial reports and are important to help prevent fraud. As a result, our failure to achieve and maintain effective internal controls over financial reporting could result in the loss of investor confidence in the reliability of our financial statements, which in turn could harm our business and negatively impact the market price of our ADSs. Furthermore, we anticipate that we will incur considerable costs and use significant management time and other resources in an effort to comply with SOX 404.
Risks Related to Doing Business in China

     Adverse changes in economic and political policies of the PRC government could have a material adverse effect on the overall economic growth of China, which could adversely affect our business.
     Substantially all of our business operations are conducted in China. Accordingly, our results of operations, financial condition and prospects are subject to a significant degree to economic, political and legal developments in China. China’s economy differs from the economies of most developed countries in many respects, including with respect to the amount of government involvement, level of development, growth rate, control of foreign exchange and allocation of resources. While the PRC economy has experienced significant growth in the past 30 years, growth has been uneven across different regions and among various economic sectors of China. The PRC government has implemented various measures to encourage economic development and guide the allocation of resources. While some of these measures benefit the overall PRC economy, they may also have a negative effect on us. For example, our financial condition and results of operations may be adversely affected by government control over capital investments or changes in tax regulations that are applicable to us. In addition, future actions or policies of the PRC government to control the pace of economic growth may cause a decrease in the level of economic activity in China, which in turn could materially affect our liquidity and access to capital and our ability to operate our business.
     Uncertainties with respect to the Chinese legal system could limit the legal protections available to you and us.
     We are a holding company, and we conduct our business primarily through our operating subsidiaries incorporated in China. We and our operating subsidiaries are generally subject to laws and regulations applicable to foreign investments in China and, in particular, laws applicable to foreign-invested enterprises. The Chinese legal system is based on written statutes, and prior court decisions may be cited for reference, but have limited precedential value. Since 1979, a series of new Chinese laws and regulations have significantly enhanced the protections afforded to various forms of foreign investments in China. However, since the Chinese legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties, which may limit legal protections available to you and us. In addition, any litigation in China may be protracted and result in substantial costs and diversion of resources and management attention. In addition, all but three of our directors are residents of China and not of the United States, and substantially all the assets of these Chinese persons are located outside the United States. As a result, it could be difficult for investors to effect service of process in the United States or to enforce a judgment obtained in the United States against our Chinese officers, directors and subsidiaries. There is also uncertainty as to whether the courts in China would enforce judgments of United

States courts against us or our directors and officers based on the civil liabilities provisions of the securities laws of the United States or any other state, or adjudicate an original action brought in China based upon the securities laws of the United States or any other state.
     The Chinese government exerts substantial influence over the manner in which we must conduct our business activities.
     The Chinese government has exercised and continues to exercise substantial control over virtually every sector of the Chinese economy through regulation and state ownership. Our ability to operate in China may be harmed by changes in its laws and regulations, including those relating to taxation, import and export tariffs, environmental regulations, land-use-rights, property and other matters. We believe that our operations in China are in material compliance with all applicable legal and regulatory requirements. However, the central or local governments of the jurisdictions in which we operate may impose new, stricter regulations or interpretations of existing regulations that would require additional expenditures and efforts on our part to ensure our compliance with such regulations or interpretations. Accordingly, government actions in the future, including any decision not to continue to support China’s economic reforms and to return to a more centrally planned economy or regional or local variations in the implementation of economic policies, could have a significant effect on economic conditions in China or particular regions thereof and could require us to divest ourselves of any interest we then hold in Chinese properties or joint ventures.
     Restrictions on currency exchange may limit our ability to receive and use our revenue effectively and limit the ability of our PRC subsidiaries to obtain financing.
     All of our revenues and expenses are denominated in Renminbi. Under Chinese law, the Renminbi is currently convertible under the “current account,” which includes dividends and trade and service related foreign exchange transactions, but not under the “capital account,” which includes foreign direct investment and loans. Currently, our Chinese operating subsidiaries may purchase foreign currencies for settlement of current account transactions, including payments of dividends to us, without the approval of the State Administration of Foreign Exchange, or SAFE, by complying with certain procedural requirements. However, the relevant Chinese government authorities may limit or eliminate our ability to purchase foreign currencies in the future. Since a significant amount of our future revenue will be denominated in Renminbi, any existing and future restrictions on currency exchange may limit our ability to utilize revenue generated in Renminbi to fund our business activities outside China that are denominated in foreign currencies.
     Foreign exchange transactions by Chinese operating subsidiaries under the capital account continue to be subject to significant foreign exchange controls and require the approval of or need to register with Chinese government authorities, including SAFE. In particular, if our Chinese operating subsidiaries borrow foreign currency through loans from us or other foreign lenders, these loans must be registered with SAFE and if the loans exceed certain borrowing limits, must be approved by SAFE. In addition, if we finance the subsidiaries by means of additional capital contributions, these capital contributions must be approved by certain government authorities, including the Ministry of Commerce, or their respective local counterparts. These limitations could affect our Chinese operating subsidiaries’ ability to obtain foreign exchange through debt or equity financing.
     Failure to comply with Chinese regulations relating to the establishment of offshore special purpose companies by Chinese residents may subject our Chinese resident shareholders to personal liability, limit our ability to acquire Chinese companies or to inject capital into our Chinese subsidiaries, limit our Chinese subsidiaries’ ability to distribute profits to us or otherwise materially and adversely affect us.
     The SAFE issued the Notice on Issues Relating to the Administration of Foreign Exchange in Fund-Raising and Reverse Investment Activities of Domestic Residents Conducted via Offshore Special Purpose Companies in October 2005, which became effective in November 2005, and an implementing rule in May 2007, collectively the SAFE Rules. According to the SAFE Rules, Chinese residents, including both legal persons and natural persons, who reside in China, are required to register with the SAFE or its local branch before establishing or controlling any company outside China, referred to in the SAFE Rules as an “offshore special purpose company,” for the purpose of financing that offshore company with their ownership interests in the assets of or their interests in any Chinese enterprise. In addition, a Chinese resident that is a shareholder of an offshore special purpose company is required to amend its SAFE registration with the local SAFE branch with respect to that offshore special purpose company in connection with the injection of equity interests or assets of a Chinese enterprise in the offshore company or overseas fund raising by the offshore company, or any other material change in the capital of the offshore company, including any increase or decrease of capital, transfer or swap of share, merger, division, long-term equity or debt investment or creation of any security interest. The registration and filing procedures under SAFE Rules are prerequisites for other approval and registration procedures necessary for capital inflow from the offshore entity, such as inbound investments or shareholder loans, or capital outflow to the offshore entity, such as the payment of profits or dividends, liquidating distributions, equity sale proceeds, or the return of funds upon a capital reduction. The SAFE Rules retroactively required registration by March 31, 2006 of direct or indirect investments previously made by Chinese residents in offshore companies. If a Chinese shareholder with a direct or indirect stake in an offshore parent company fails to make the required SAFE registration, the Chinese subsidiaries of such offshore parent company may be prohibited from making distributions of profit to the offshore parent and from paying the offshore parent proceeds from any reduction in capital, share transfer or liquidation in respect of the Chinese subsidiaries. Further, failure to comply with the various SAFE registration requirements described above could result in liability under Chinese law for violation of the relevant rules relating to foreign exchange.
     Currently, our majority shareholder is Duoyuan Investments Limited, which is wholly owned by Wenhua Guo, our chairman and chief executive officer and a Chinese resident as defined in the SAFE Rules. Mr. Guo has registered with the relevant branch of SAFE, as currently required, in connection with his interests in us and our acquisitions of equity interests in our Chinese subsidiaries. Furthermore, as required by SAFE Rules, our 2008 Omnibus Incentive Plan has been filed with the SAFE or its authorized branch. Mr. Guo has updated his SAFE registration to reflect the completion of our initial public offering in June 2009, his interest in Duoyuan Investments Limited and filing the 2008 Omnibus Incentive Plan with the SAFE. We attempt to comply and attempt to ensure that each of our Chinese resident shareholders who is subject to the SAFE Rules and other related rules, complies with the relevant requirements of the SAFE Rules. However, we cannot provide any assurances that our Chinese resident shareholders will fully comply with all applicable registrations or approvals required by the SAFE Rules. Moreover, because of uncertainty over how the SAFE Rules will be interpreted and implemented, and how or whether the SAFE Rules will apply to us, we cannot predict how it will affect our business operations or future strategies. For example, our present and prospective Chinese subsidiaries’ ability to conduct foreign exchange activities, such as the remittance of dividends and foreign currency denominated borrowings, may be subject to compliance with the SAFE Rules by Mr. Guo or our other Chinese resident shareholders. In addition, such Chinese residents may not always be able to complete the necessary registration procedures required by the SAFE Rules. We also have little control over either our present or prospective direct or indirect shareholders or the outcome of such registration procedures. The failure or inability by Mr. Guo or our other Chinese resident shareholders to comply with the SAFE Rules, if SAFE requires it, may subject them to fines or other sanctions and may also limit our ability to contribute additional capital into or provide loans to our Chinese subsidiaries (including using our net proceeds from our February 2010 follow-on offering for these purposes), limit our Chinese subsidiaries’ ability to pay dividends to us, repay shareholder loans or otherwise distribute profits or proceeds from any reduction in capital, share transfer or liquidation to us, or otherwise adversely affect us. Failure by our Chinese resident shareholders or beneficial owners to comply with SAFE filing requirements described above could result in liability to these shareholders or our Chinese subsidiaries under Chinese laws for evasion of applicable foreign exchange restrictions.
     We may be unable to complete a business combination transaction efficiently or on favorable terms due to complicated merger and acquisition regulations which became effective on September 8, 2006.
     The New M&A Rule also governs the approval process by which a foreign investor may participate in an acquisition of assets or equity interests of a Chinese company. Depending on the structure of the transaction, the new regulation will require the investors to make a series of applications and supplemental applications to the government agencies. In some instances, the application process may require the presentation of economic data concerning a transaction, including appraisals of the target business and evaluations of the acquirer, which are designed to allow the government to assess the transaction. Government approvals will have expiration dates by which a transaction must be completed and reported to the government agencies. Compliance with the new regulations is likely to be more time consuming and expensive than in the past and the government can now exert more control over the combination of two businesses. Accordingly, due to the new regulation, our ability to engage in business combination transactions has become significantly more complicated, time consuming and expensive, and we may not be able to negotiate a transaction that is acceptable to our shareholders or sufficiently protect their interests in a transaction. The new regulation allows Chinese government agencies to assess the economic terms of a business combination transaction. Parties to a business combination transaction may have to submit to the Ministry of Commerce and other relevant government agencies an appraisal report, an evaluation report and the acquisition agreement, all of which form part of the application for approval, depending on the structure of the transaction. The regulations also prohibit a transaction at an acquisition price obviously lower than the appraised value of the Chinese business or assets and in certain transaction structures, require that consideration must be paid within defined periods, generally not in excess of a year. The regulation also limits our ability to negotiate various terms of an acquisition, including aspects of the initial consideration, contingent consideration, holdback provisions, indemnification provisions and provisions relating to the assumption and allocation of assets and liabilities. Transaction structures involving trusts, nominees and similar entities are prohibited. Therefore, such regulation may impede our ability to negotiate and complete a business combination transaction on financial terms that satisfy our investors and protect our investors’ economic interests.
     On July 1, 2007, our wholly owned subsidiaries, Duoyuan Beijing and Duoyuan Langfang, each transferred their respective 50% equity interest in Huanan Duoyuan Water Supply Co. Ltd., or Duoyuan Huanan, to Duoyuan Asian Water Inc., another offshore company wholly owned by Wenhua Guo. We obtained the approval from the Heilongjiang provincial investment promotion bureau for this transaction. According to the New M&A Rule, this transaction might require the approval of the Ministry of Commerce. As the interpretation and implementation of the New M&A Rule are unclear, if the approval of Ministry of Commerce is required, the approval that Duoyuan Huanan has obtained may be deemed incomplete and the purchaser, namely Duoyuan Asian Water Inc., may need to obtain further approval from the Ministry of Commerce.
     We may be subject to fines and legal sanctions imposed by SAFE or other Chinese government authorities if we or our Chinese employees or directors fail to comply with recent Chinese regulations relating to employee share options or shares granted by offshore special purpose companies or offshore listed companies to Chinese citizens.
     On December 25, 2006, the People’s Bank of China, or PBOC, issued the Administration Measures on Individual Foreign Exchange Control, and the corresponding Implementation Rules were issued by SAFE on January 5, 2007. Both of these regulations became effective on February 1, 2007. According to these regulations, all foreign exchange matters relating to employee stock holding plans, share option plans or similar plans with PRC citizens’ participation require approval from the SAFE or its authorized branch. On March 28, 2007, the SAFE issued the Application Procedure of Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Holding Plan or Stock Option Plan of Overseas-Listed Company, or the Stock Option Rule. Under the Stock Option Rule, Chinese citizens who are granted share options or shares by an offshore listed company are required, through a Chinese agent or Chinese subsidiary of the offshore listed company, to register with the SAFE and complete certain other procedures. We are an offshore listed company and as a result we and our Chinese employees who have been granted share options or shares under our 2008 Omnibus Incentive Plan are subject to the Stock Option Rule. We have filed with the SAFE and undertaken certain other procedures according to the Stock Option Rule. If we or our Chinese employees fail to comply with these regulations, we or our Chinese employees may be subject to fines or other legal sanctions imposed by the SAFE or other Chinese government authorities.
     Fluctuations in exchange rates could adversely affect our business and the value of our securities.
     The value of our ADSs will be indirectly affected by the foreign exchange rate between U.S. dollars and the Renminbi and between those currencies and other currencies in which our revenue may be denominated. Because all of our earnings and cash assets are denominated in Renminbi, fluctuations in the exchange rate between the U.S. dollar and the Renminbi will affect the relative purchasing power of our cash assets, as well as our financial results reported in U.S. dollar terms without giving effect to any underlying change in our business, financial condition or results of operations. Fluctuations in the exchange rate will also affect the relative value of any dividend we issue that will be exchanged into U.S. dollars and earnings from, and the value of, any U.S. dollar-denominated investments we make in the future.
     Since July 2005, the Renminbi has not been pegged to the U.S. dollar. Although the People’s Bank of China regularly intervenes in the foreign exchange market to prevent significant short-term fluctuations in the exchange rate, the Renminbi may appreciate or depreciate significantly in value against the U.S. dollar in the medium to long term. Moreover, it is possible that in the future the Chinese authorities may lift restrictions on fluctuations in the Renminbi exchange rate and lessen intervention in the foreign exchange market.
     Very limited hedging transactions are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may enter into hedging transactions in the future, the availability and effectiveness of these transactions may be limited, and we may not be able to successfully hedge our exposure at all. In addition, our foreign currency exchange losses may be magnified by Chinese exchange control regulations that restrict our ability to convert Renminbi into foreign currencies.
     Currently, we purchase a small percentage of our electronic components from suppliers who import these components. If the U.S. dollar appreciates against the Renminbi, our costs will increase. If we cannot pass the resulting cost increases on to our customers, our profitability and operating results will suffer.
     We rely principally on dividends and other distributions on equity paid by our operating subsidiary to fund cash and financing requirements, and limitations on the ability of our operating subsidiary to pay dividends to us could have a material adverse effect on our ability to conduct our business.
     We are a holding company, and we rely principally on dividends and other distributions on equity paid by our two wholly owned Chinese operating subsidiaries, Duoyuan Beijing and Duoyuan Langfang, for our cash and financing requirements, including the funds necessary to pay dividends and other cash distributions to our shareholders, service any debt we may incur and pay our operating expenses. If either of our operating subsidiaries incurs debt on its own behalf, the instruments governing the debt may restrict its ability to pay dividends or make other distributions to us. Furthermore, relevant Chinese laws and regulations permit payments of dividends by each of our operating subsidiaries only out of its retained earnings after tax, if any, determined in accordance with Chinese accounting standards and regulations.
     Under Chinese laws and regulations, each of our operating subsidiaries is required to set aside a portion of its net income each year to fund certain statutory reserves. These reserves, together with the registered equity, are not distributable as cash dividends. As of December 31, 2007, 2008 and 2009, the amount of these restricted portions was approximately RMB20.3 million, RMB36.4 million and RMB57.3 million ($8.4 million), respectively. As a result of these Chinese laws and regulations, each of our operating subsidiaries is restricted in its ability to transfer a portion of its net assets to us whether in the form of dividends, loans or advances. Limitations on the ability of our operating subsidiaries to pay dividends to us could adversely limit our ability to grow, make investments or acquisitions that could be beneficial to our businesses, pay dividends, or otherwise fund and conduct our business.
     We face risks related to health epidemics and other outbreaks that may disrupt our operations and have a material adverse effect on our business and results of operations.
     Our business could be materially and adversely affected by the effects of H1N1 flu (swine flu), avian flu, severe acute respiratory syndrome or other epidemics or outbreaks. In April 2009, an outbreak of H1N1 flu (swine flu) first occurred in Mexico and quickly spread to other countries, including the U.S. and China. In the last decade, China has suffered health epidemics related to the outbreak of avian influenza and severe acute respiratory syndrome. Any prolonged occurrence or recurrence of H1N1 flu (swine flu), avian flu, severe acute respiratory syndrome or other adverse public health developments in China may have a material adverse effect on our business and operations. These health epidemics could result in severe travel restrictions and closures that would restrict our ability to ship our products. Potential outbreaks could also lead to temporary closure of our manufacturing facilities, our suppliers’ facilities and/or our end-user customers’ facilities, leading to reduced production, delayed or cancelled orders, and decrease in demand for our products. Any future health epidemic or outbreaks that could disrupt our operations and/or restrict our shipping abilities may have a material adverse effect on our business and results of operations.
     We face risks related to natural disasters, terrorist attacks or other events in China that may affect usage of public transportation, which could have a material adverse effect on our business and results of operations.
     Our business could be materially and adversely affected by natural disasters, terrorist attacks or other events in China. For example, in early 2008, parts of China suffered a wave of strong snow storms that severely impacted public transportation systems. In May 2008, Sichuan Province in China suffered a strong earthquake measuring approximately 8.0 on the Richter scale that caused widespread damage and casualties. The May 2008 Sichuan earthquake may have a material adverse effect on the general economic conditions in the areas affected by the earthquake. In July 2008, explosive devices were detonated on several buses in Kunming, Yunnan Province of China, which resulted in disruptions to public transportation systems in Kunming and casualties. Any future natural disasters, terrorist attacks or other events in China could cause a reduction in usage of, or other severe disruptions to, public transportation systems and could have a material adverse effect on our business and results of operations.

ITEM 4. INFORMATION ON THE COMPANY
Overview
     We are a leading China-based domestic water treatment equipment supplier. Our product offerings address key steps in the water treatment process, such as filtration, water softening, water-sediment separation, aeration, disinfection and reverse osmosis. Founded in 1992, we offer a comprehensive set of more than 90 complementary products across the following three product categories:
•	Circulating Water Treatment Equipment. We currently produce 39 products, including electronic water conditioners, fully automatic filters, circulating water central processors, cyclone filters and water softeners, used in the process of treating water and removing buildup in circulating water systems.

•	Water Purification Equipment. We currently produce 33 products, many of which use ultraviolet, ozone, membrane-based and electrodeionization, or EDI, technologies, in the process of treating and purifying water for various applications and end-user customers, including residential communities and commercial businesses.

•	Wastewater Treatment Equipment. We currently produce 22 products, including grit separators, microporous aerators and belt-type thickener-filter press mono-block machines, used in the process of treating wastewater, such as municipal sewage and industrial and agricultural wastewater.
     With over 80 distributors throughout China in 28 provinces, including most of China’s key economic regions, we believe our nationwide distribution network is one of the largest among water treatment equipment suppliers in China. This extensive network allows us to be closer to our end-user customers and enables us to be more responsive to local market demand than many of our competitors. As one of the first privately owned companies in China to supply water treatment products and through joint efforts with our distributors, we have developed a broad base of end-user customers throughout China, consisting primarily of wastewater treatment plants, water works facilities, manufacturing plants, commercial businesses, residential communities and individual customers.
     By leveraging our in-house research and development team, we continually broaden our market reach by introducing new products that help us diversify our revenue base, stay current with technological developments in the water treatment equipment industry and maintain our competitive advantage. Since 2004, we have developed more than 75 new products across our three product categories, many of which utilize non-chemical and energy saving technologies that are, we believe, increasingly important features to our end-user customers. Of these new products, 38 were introduced into the market in 2008. In September and October of 2009, we introduced six new or enhanced products across our three product categories. We plan to continue developing new and enhanced products to maintain and expand our competitive advantage and market reach.
     We believe our manufacturing and assembly operations are complex and integrated, involving the coordination of raw materials and components, internal production processes and external distribution processes. In addition to utilizing common components and materials within and across product categories, we employ common manufacturing and assembly practices for our product lines, providing us a highly scalable and efficient operating structure. To further save costs, increase operational efficiencies, improve the quality of our products, and protect our key technologies, we also produce certain core components in-house.
     Our revenues grew 39.8% from RMB424.0 million in 2007 to RMB592.7 million in 2008 and 32.2% to RMB783.4 million ($114.8 million) in 2009. Our net income grew 62.7% from RMB82.2 million in 2007 to RMB133.8 million in 2008 and decreased 12.5% to RMB117.0 million ($17.1 million) in 2009. Our net income decreased 12.5% from 2008 to 2009, primarily due to the impact of our share-based compensation expense. Excluding the impact of our share-based compensation expense, our net income would have increased 55.7% or RMB74.5 million ($10.9 million) from RMB133.8 million in 2008 to RMB208.3 million ($30.5 million) in 2009. For the year ended December 31, 2009, our three product categories, circulating water treatment, water purification and wastewater treatment, accounted for 36.9%, 21.7% and 39.9% of our revenues, respectively.
Company History

     We were incorporated on June 21, 2007 under the laws of the British Virgin Islands and act as a holding company. We conduct substantially all of our business through our two wholly owned Chinese subsidiaries: Duoyuan Clean Water Technology Industries (China) Co., Ltd., or Duoyuan Beijing, and Duoyuan Water Treatment Equipment Manufacturing (Langfang) Co., Ltd., or Duoyuan Langfang. We are in the process of establishing several new wholly owned Chinese subsidiaries to organize our corporate structure. Each new subsidiary will undertake the development, manufacturing, marketing and sales of one or more specific product types. We registered two of these new subsidiaries in October 2009 in Beijing: Duoyuan Global Centrifuge Manufacturing (China) Co., Ltd, or Duoyuan Centrifuge, and Duoyuan Global Water Conservation Equipment (China) Co., Ltd., or Duoyuan Water Conservation. We registered a third new subsidiary in November 2009, Langfang Duoyuan Aeration System and Equipment Manufacturing Co., Ltd., or Duoyuan Aeration. None of these new subsidiaries have commenced operations. We anticipate that the remaining new subsidiaries will be duly registered by July 2010. We do not have any other subsidiaries or equity interests in any other entity. Our majority shareholder is Duoyuan Investments Limited, which is a British Virgin Islands company wholly owned by Wenhua Guo, our chairman and chief executive officer.
     We were incorporated as part of a restructuring of the equity interests in our two Chinese subsidiaries: Duoyuan Beijing and Duoyuan Langfang. As part of the restructuring, on September 3, 2007 and November 29, 2007, HydroResource Technology Limited, a British Virgin Islands company wholly owned by Duoyuan Investments Limited, transferred to us all of its equity interest in Duoyuan Beijing and Duoyuan Langfang. On July 1, 2007, Duoyuan Beijing and Duoyuan Langfang transferred each of their respective 50% equity interest in Huanan Duoyuan Water Supply Co. Ltd., or Duoyuan Huanan, a company primarily engaged in the construction, operation and service of local tap water supplying systems, to Duoyuan Asian Water Inc., a British Virgin Islands company wholly owned by Wenhua Guo. Duoyuan Beijing and Duoyuan Langfang had jointly owned Duoyuan Huanan since its inception on November 15, 2002 and currently do not have any equity interest in other entities.
     On February 5, 2008, Duoyuan Investments Limited sold 20% of its then-equity interest in us, or 6,000,000 shares of our ordinary shares, to a selling shareholder, GEEMF III Holdings MU, an affiliate of Global Environment Fund, for an aggregate cash purchase price to Duoyuan Investments Limited of $30.2 million.
     The following chart summarizes our corporate structure, including our subsidiaries, as of the date of this report:

Duoyuan Beijing. Duoyuan Beijing was incorporated on April 7, 1992 with an initial registered capital of RMB1.2 million. Wenhua Guo has served as its chairman since its inception. Its principal business activities include the marketing, sale and service of water treatment products. Since its inception, Duoyuan Beijing has undergone a series of equity transfers, each approved by the Chinese local approval authorities and registered with the Beijing Administration for Industry and Commerce. Its registered capital was increased to $30.0 million in July 2009.
Duoyuan Beijing, originally named Beijing Multiformity Electronic Co., Ltd., was initially owned by Tian Yi New Technology Institute, which was affiliated with Wenhua Guo, and Taiwan Gaodian International Co., Ltd. On January 10, 1999, Tian Yi New Technology Institute transferred all of its 53% equity interest in Duoyuan Beijing to Beijing Duoyuan Electric (Group) Corporation. On February 5, 1999 Beijing Duoyuan Electric (Group) Corporation transferred 43% of its 53% equity interest in Duoyuan Beijing to China Duoyuan Communications (Holding), Inc. and the remaining 10% equity interest to Beijing Duoyuan Electric Co., Ltd. Additionally, Taiwan Gaodian International Co. Ltd. transferred all of its 47% equity interest in Duoyuan Beijing to China Duoyuan Communications (Holding), Inc., whose name was changed to Duoyuan Technologies, Inc. on March 17, 1999. On May 19, 2000, Beijing Duoyuan Electric Co., Ltd. transferred the remaining 10% equity interest to Duoyuan Technologies, Inc. On June 7, 2001, Duoyuan Technologies, Inc. changed its name to HydroResource Technology Limited.
Duoyuan Langfang. Duoyuan Langfang was incorporated by HydroResource Technology Limited on July 4, 2000 with an initial registered capital of $5.0 million. Wenhua Guo has served as its chairman since its inception. Its principal business activities include the development, manufacturing and after-sale service of water treatment products. Its registered capital was increased to $15.0 million in July 2009, which increase was approved by the Chinese local approval authorities and registered with the Langfang Administration of Industry and Commerce.
Duoyuan Centrifuge. Duoyuan Centrifuge was incorporated on October 16, 2009 with a registered capital of $15.0 million. It has not yet begun operations. Its contemplated principal business activities include the development, manufacturing and after-sale service of sludge screw, industrial centrifuge and other centrifuge equipment.

Duoyuan Water Conservation. Duoyuan Water Conservation was incorporated on October 23, 2009 with a registered capital of $15.0 million. It has not yet begun operations. Its contemplated principal business activities include the development, manufacturing and after-sale service of water conservation equipment for commercial and domestic use.
Duoyuan Aeration. Duoyuan Aeration was incorporated on November 3, 2009 with a registered capital of $4.0 million. It has not yet begun operations. Its contemplated principal business activities include the development, manufacturing and after-sale service of various types of aerators.
     Our Chinese subsidiaries may be foreign-owned as a result of Chinese regulations encouraging or permitting foreign investment in the water treatment equipment business in China. As required under Chinese law, the establishment of our Chinese subsidiaries was approved by the local counterpart authorized by the Ministry of Commerce in accordance with the business scale and total amount of investment.
Office Location
     Our principal executive offices are located at No. 3 Jinyuan Road, Daxing Industrial Development Zone, Beijing 102600, People’s Republic of China. Our telephone number at this address is (8610) 6021-2222. Our registered office in the British Virgin Islands is located at P.O. Box 957, Offshore Incorporation Centre, Road Town, Tortola, British Virgin Islands.
     Investor inquiries should be directed to us at the address and telephone number of our principal executive offices set forth above. Our website is www.duoyuan-hq.com. The information contained on our website is not incorporated by reference into this annual report and is not part of this annual report. Our agent for service of process in the United States is CT Corporation System, located at 111 Eighth Avenue, New York, New York 10011.
Our Competitive Strengths
     We believe that the following competitive strengths enable us to compete effectively in and capitalize on the growing water treatment industry in China:
     Strong Customer Recognition and Industry Reputation. We were one of the first privately owned domestic companies to supply circulating water treatment equipment in China when we commenced operations in 1992. We expanded our product offerings to include water purification equipment in 1998 and wastewater treatment equipment in 2001. As a company that has been operating for over 17 years, we have been able to secure our position within the Chinese water treatment equipment market, create strong customer recognition and enhance our industry reputation. We believe our strong operating history has allowed us to develop a broad base of end-user customers, expand our sales channels and facilitate more rapid acceptance of our new products.
     Established Nationwide Distribution Network. Comprised of over 80 distributors throughout China in 28 provinces, including most of China’s key economic regions, we believe our distribution network is one of the largest among water treatment equipment suppliers in China. Our distribution network provides us with established access to end-user customers throughout China, enables us to be responsive to local market demand and allows us to effectively diversify our end-user customer base and enhance our ability to provide superior customer service. By actively managing our distribution network, we are able to maximize local market penetration and increase sales opportunities. We complement our distribution network with over 85 internal sales and marketing personnel and a coordinated marketing effort, which allows us to proactively educate current and potential distributors and end-user customers about the features and benefits of our products.
     Proven Research and Development Capabilities. We have made and will continue to make significant investments in research and development. Since 2004, we have developed more than 75 new products across all three product categories as a result of our research and development capabilities. Of these new products, 38 were introduced into the market in 2008. In September and October of 2009, we introduced into the market six new or enhanced products across our three product categories. We operate a dedicated research and development center with 148 professionals and collaborate with leading universities and institutes in water treatment related research activities. Our research and development capabilities have enabled us to stay current with technological developments in the water treatment equipment industry by developing new products using advanced technologies, such as non-chemical (e.g., ozone and ultraviolet rays), membrane-based and other energy saving water treatment processes. In addition to developing new products, our research and development efforts also focus on improving our manufacturing processes, allowing us to more quickly and efficiently produce our products. We believe our investment in research and development has enabled us to continuously expand our product offerings and proactively anticipate market changes in the water treatment equipment industry. In 2010, we plan to market and sell over 35 new products.
     Comprehensive and High-Quality Product Offerings. Unlike most other manufacturers in China, which we believe supply only a limited range of water treatment equipment products, we have developed a comprehensive and complementary set of more than 90 complementary products across three product categories. Our products address the major steps in the water treatment process, including filtration, water softening, water-sediment separation, aeration, disinfection and reverse osmosis. In addition, many of our products utilize non-chemical and energy efficient water treatment technologies, which we believe are increasingly important features in water treatment equipment. Our experience producing various types of water treatment equipment has allowed us to identify cross-selling opportunities and create production and marketing synergies among our product lines. We have also implemented a rigid quality control system for our products, and have complied with the ISO 9001 Quality Assurance System Standards since 1996 and the ISO 14001 Environmental Management System Standards since 1999.
     Vertically Integrated and Local Cost Structure. We employ a vertically integrated operating model that enables us to efficiently develop, manufacture and market quality products at competitive prices. As a result of generally lower operation, labor and raw material costs in China, we are often able to charge lower prices than our international competitors while maintaining comparable quality. We believe our vertically integrated approach, accentuated by our in-house manufacturing capabilities, allows us to (1) lower material and component costs through the use of common components and materials within and across product categories, (2) improve workflow and quality control through the use of common manufacturing and assembly practices, and (3) lower production costs and dependency on key suppliers through the use of components manufactured in-house. In addition, we believe manufacturing certain core components ourselves allows us to better protect our key technologies, know-how and other intellectual property from our competitors, while also further improving the quality and performance of our products to meet the demanding and changing needs of our end-user customers.
Our Strategies
     Our strategy is to capitalize on our competitive strengths to expand our current market penetration and to benefit from the anticipated rapid growth in China’s water treatment industry. We plan to grow our business by pursuing the following strategies:
     Expand Our Manufacturing Capacity and Increase In-House Production. We are seeking to build new manufacturing facilities and production lines to produce new water treatment products. We also plan to improve and upgrade our existing manufacturing facilities and production lines to enhance our quality control and to meet increasing demand for our current products. With the increased manufacturing capacity, we also expect to bring additional production steps in-house and increase the in-house manufacturing of certain core components to further improve our cost structure, the protection of our intellectual property, the quality and performance of our products and our operational efficiencies.
     Expand our Product Offerings and Increase Sales of Integrated Systems. We are focused on becoming a “one-stop” equipment supplier for our end-user customers. Many of our end-user customers, especially municipalities and industries, have complex water purification or treatment equipment needs that require an integrated, comprehensive set of water treatment equipment products. We plan to continue expanding our product offerings to increase the customization of the integrated systems we offer and address the key elements of our end-user customers’ water treatment equipment needs. We believe offering these integrated systems will promote higher end-user customer satisfaction, higher margins, the establishment of long-term service contracts to maintain the systems and increased barriers to entry for potential competitors.
     Focus on Advanced Technologies to Enhance Energy Saving and Recycling Features of Our Products and Reduce Their Operational Costs. We are currently utilizing our research and development capabilities to develop new processes, applications and technologies to, for example, further automate our products, introduce low energy consumption features and develop products that reuse sludge and other waste materials resulting from wastewater treatment processes. We believe these automation, energy saving and recycling features not only improve efficiency but also lower maintenance and end-user operating costs of our products and increase the life of our products. We believe there will be a growing demand for products possessing such features as governments, businesses and consumers become increasingly focused on sustainable economic growth and environmental issues.
     Increase Our Market Share in China. We plan to continue to expand our market share of the growing water treatment equipment industry in China. To do so, we are developing additional advanced products across our comprehensive product lines, which will further create cross-selling opportunities and production and marketing synergies. We have also increased our marketing activities and are actively seeking to increase the number of distributors carrying our products, specifically new distributors that will provide us with greater access to a wider range of end-user customers. In addition, we will continue to actively manage our existing distribution network by annually reviewing the performance of each distributor for potential improvement areas.
     Enter New Water Market Segments. We plan to pursue disciplined and targeted market entry strategies for product lines in which we do not currently compete. We believe that we have the flexibility to pursue acquisitions or develop new product lines in-house through our existing research and development team and distributor relationships depending on the market dynamics for the targeted product line. Our market entry strategy will focus on obtaining or developing complementary product offerings, product line extensions, research and development capabilities and access to new market segments and customers.
     For example, we have evaluated the market for water conservation equipment for agricultural irrigation, which we believe has the potential to contribute to our growth. We believe that we have the in-house capability to design, manufacture and sell these products; however, we will continue to evaluate acquisition opportunities in this market that could supplement our capabilities with existing commercial products, distributor relationships and/or product design and integration.
Our Products
     Our products can be classified into three categories: circulating water treatment equipment, water purification equipment and wastewater treatment equipment. The following table shows an overview of these product categories and their application:

	Circulating Water Treatment		Water Purification		Wastewater Treatment
Commenced Production	1992		1998		2001
Number of Products	39		33		22
2009 Revenue	RMB288.9 million ($42.3 million)		RMB169.8 million ($24.9 million)		RMB312.2 million ($45.7 million)
Sample Products Offered	•	Fully automatic filter	•	Central water purifier	•	Belt-type thickener-filter press mono-block machine
	•	Electronic water conditioner	•	Industrial pure water equipment	•	Microporous aerator
	•	Circulating water central processor	•	Ultraviolet water purifier	•	Sludge screw
	•	Water softener	•	Ozone generator	•	Ultraviolet shelving disinfection system
	•	Cyclone filter	•	Super clean water tank	•	Online testing equipment
			•	Tank water treatment apparatus	•	Grit separator
					•	Water decanter

Sample Applications	•	Disinfect water in circulating water systems	•	Pre-treatment process	•	Separation of sludge and tiny particles from wastewater
	•	Removal and filtration of buildups	•	Disinfection process	•	Aeration of wastewater to kill or remove organic materials
			•	Production of industrial-use pure water	•	Removal of clear liquid from wastewater storage tanks
			•	Production of pure drinking water

	Circulating Water Treatment		Water Purification		Wastewater Treatment
					•	Sterilization and treatment to discharged wastewater
					•	Monitoring of wastewater discharge
Sample Industries / Uses	•	Industrial cooling	•	Pharmaceuticals	•	Municipal sewage
	•	Air conditioning and refrigeration	•	Chemicals	•	Petroleum
	•	Heat exchange systems	•	Food and beverage	•	Paper
	•	Water boiler systems	•	Food processing	•	Pharmaceuticals
	•	Hot water supply systems	•	Electronics	•	Food and beverage
Circulating water treatment equipment
     We currently produce 39 products that are used in the process of treating water and removing buildup in circulating water systems. Circulating water systems, such as industrial cooling water systems, air conditioning and refrigeration systems, heat exchange systems, water boiler systems and hot water supply systems help control temperatures in heat-producing equipment and are widely used in engineering designs. The high temperature of water in circulating water systems causes scale, algae, microorganisms and other particles to build up inside the water system over time. This buildup can lead to reduced water flow, corrosion and contamination. We produce equipment for the removal and filtration of these buildups. Many of our products in this category are also used to clean and disinfect water in non-circulating water systems. Compared with other similar circulating water products which often only perform one single function, our circulating water treatment equipment is designed to address multiple issues such as waste, corrosion and structural problems in one integrated equipment.
     The chart below shows the basic process for treating circulating water. The white boxes represent each stage in the circulating water treatment process, and the shaded boxes represent equipment that is used in a specific stage.
Circulating Water Treatment Process:

*	Indicates equipment we produce.

     Circulating water systems usually use tap water as the source water. If the water to be treated is not tap water, pre-treatment equipment (such as a grit separator or sand filter) is used at the initial stage. The source water is passed through a water softener, which can remove some of the metal ions present in the water. Circulating water systems are typically driven by water pumps and ancillary equipment and contain water-cooling units. A water treatment apparatus is often attached to a unit in the circulating water treatment equipment as a bypass system.
     The following describes our core products and the key features and competitive benefits of our circulating water treatment equipment:
•	Fully Automatic Filter. Our fully automatic filter measures impurity concentration levels within the circulating water system and automatically starts the cleansing process to collect and remove impurities from the water system once the concentration reaches a pre-set level.

•	Electronic Water Conditioner. Our electronic water conditioner uses electrodes for scale removal and prevention, sterilization and algae and corrosion removal. Additionally, these products, through the use of microcurrents, can prevent rust formation inside water pipelines by interrupting certain electrochemical reactions in water and killing microorganisms.

•	Circulating Water Central Processor. Our circulating water central processor both disinfects and removes impurities from circulating water without the use of chemicals. This equipment applies micro-electrolysis technology to remove metal ions and generates oxidizing particles to kill microorganisms in the circulating water system. This equipment is also effective in scale and algae removal and prevention.

•	Water Softener. Our water softener can be connected to the water supply to remove calcium and magnesium ions in the water by replacing them with sodium ions, which do not precipitate. Our water softener can automatically regenerate ion-exchange resin, a key material used for replacement of metal ions. Applications include softening hard water in hot-water or low-pressure boilers, heat exchangers, refrigerators and air-conditioning systems.

•	Cyclone Filter. Our cyclone filter can separate and eliminate tiny solids such as grits, scale-up, dirt or lime from circulating or non-circulating water systems. This product can be used at any temperature and can be easily cleaned and automation can be done easily.
Water purification equipment
     We currently produce 33 products, many of which use ultraviolet, ozone, membrane-based and electrodeionization, or EDI, technologies, in the process of treating and purifying water for various applications. By employing both reverse osmosis and EDI technology, our products are highly effective in desalinating water and can produce water with high resistance to electric current, or highly purified water. These products do not use any chemical agents and, as a result, do not produce unwanted by-products that may be created in other types of desalination processes. Products in this category are used in industries that require highly purified water, such as pharmaceuticals, chemicals, food and beverages, food processing and electronics. Some of the products, such as the central water purifier, ozone generator and ultraviolet water purifier, are used to produce drinking water for residential communities and commercial businesses such as hotels. As noted in the “—Wastewater treatment equipment” section below, our ozone generator and ultraviolet water purifiers are also used to disinfect water as part of the treatment process for municipal sewage and industrial and agricultural wastewater. Compared with other similar water purification products, the most significant advantage of our water purification equipment is the comprehensive integrated solution offered. We offer industrial water purification equipment that integrate design, manufacture and service functions for the numerous processes ranging from pretreatment, intermediate treatment (such as micro-filtration and ultra-filtration and mixed bed), deionized treatment (such as nano-filtration and reverse osmosis treatment) to advanced water purification treatment (such as EDI) and adjustments of water quality parameters.
     The chart below shows the basic process for industrial or commercial water purification. The white boxes represent each stage in the water purification process, and the shaded boxes represent equipment that is used in a specific stage.

Water Purification Process:

*	Indicates equipment we produce.
     The water purification process, especially in an industrial context, generally involves pre-treatment (filtering and softening of the water), reverse osmosis, disinfection and EDI. Our products in the water purification category address each step of this process and can be integrated to provide an integrated water purification system for our end-user customers. In the first step of water purification, conventional filtration equipment, such as sand or carbon filters, pre-treats water to remove hardness and chlorine. Doing so protects the reverse osmosis membranes, which are susceptible to damage due to large amounts of iron, chlorine or other types of impurities typically found in untreated water. During this step, water may be processed further by using a water softener to remove hardness. Water is deemed “hard” when it contains a significant amount of calcium and magnesium. As such metals precipitate, hard water will scale on the interior walls of pipes, boilers, heat exchangers, water tanks or other water reserve facilities, thereby reducing the life-span of the equipment.
     The second step is reverse osmosis, a non-chemical separation process utilizing pressure to force water through filter membranes that restrict the passage of impurities to produce purified water on the other side. The third step, EDI, is a continuous process that applies electric power to dissolve water molecules into hydrogen ions and hydroxyl ions. This process enables continuous regeneration of ion-exchange resin, which is used to remove impure ions to further purify the water. Depending on the quality of the source water and the required purity level of the processed water, some of our end-user customers choose to disinfect water between the reverse osmosis and the EDI steps. Our ultraviolet water purifier and ozone generator are used in this intermediate step.
     The following describes our core products and the key features and competitive benefits of our water purification equipment:

•	Central Water Purifier. Our central water purifier uses filtration, ultraviolet disinfection and separation through reverse osmosis to remove impurities and microorganisms from raw water. Our central water purifier can monitor water quality, record data and alert users based on set parameters.

•	Industrial Pure Water Equipment. Our industrial pure water equipment integrates a number of processes and technologies, including pre-treatment, softening, membrane-based separation, disinfection and EDI treatment into one equipment. Water processed with our industrial pure water equipment meets or exceeds the requirements mandated by the Ministry of Machinery Industry of PRC in 1995. Our industrial pure water equipment is a sophisticated product that includes many automated control features. It also has low maintenance expenses and is an eco-friendly product.

•	Ultraviolet Water Purifier. Our ultraviolet water purifier is effective in disinfecting both drinking water and wastewater. Ultraviolet light alters the DNA of pathogens, killing them or making it impossible for them to reproduce. Our ultraviolet water purifier uses ultraviolet rays to quickly disinfect contaminated water and improve its quality up to or beyond the applicable hygienic criteria. It is also suitable for small-scale water supply systems that use water from rivers, lakes, ponds and wells, especially when elevated water tanks and water storage tanks are used.

•	Ozone Generator. Our ozone generator produces large amounts of ozone to disinfect water by destroying microorganisms in water through oxidization. In addition, the ozone generated by our products can be used for industrial purposes as an oxidant or a catalyst. Our ozone generator is compact in design and can produce a high degree of ozone concentration: 20 mg/L-150 mg/L when an oxygen source is used and 12 mg/L-50 mg/L when an air source is used.

•	Super Clean Water Tank. Similar to the tank water treatment apparatus, our super clean water tank integrates filtration, ultraviolet sterilization, electromagnetic activation and water storage to eliminate heavy metals and harmful organic materials from tap water through filtration and absorption by high-quality filtration materials. Through combination of various water processing techniques, our super-clean water tank can store sterile super clean water, keep water in good quality, and eliminate secondary pollution that may arise in connection with the use of a traditional water tank or pool.

•	Tank Water Treatment Apparatus. Our tank water treatment apparatus integrates filtration, ultraviolet sterilization and electromagnetic activation to effectively remove heavy metals and harmful organic materials from tap water. By enhancing the activation of water molecules through high-frequency electromagnetism, it also makes the water easier to be absorbed by the human body. Through the combination of different processing techniques, this product can eliminate secondary pollution in water tanks or pools. Our tank water treatment apparatus also improves water quality, reduces turbidity and color of the water and improves the taste of water using the absorption effect of active carbon.
Wastewater treatment equipment
     We currently produce 22 products used in the process of treating wastewater, including municipal sewage and industrial and agricultural wastewater. Industries such as petroleum, paper, pharmaceuticals and food and beverage also use our wastewater treatment equipment to separate solids from liquid in their manufacturing processes. Our belt-type thickener-filter press mono-block equipment is used to compress and dehydrate sludge in the wastewater treatment process for easy transportability. Compared with other similar water treatment products, we believe that the most significant advantage of our equipment is the integrated sludge concentration system designed to minimize space occupancy and lower energy consumption. We also produce aeration equipment designed to introduce an optimal level of oxygen to kill harmful microorganisms and to increase the growth of certain microorganisms that consume organic contaminants remaining in the wastewater. This equipment facilitates microorganisms’ digestion of organic contaminants in the water. To extend the lifespan of our aeration equipment, we cover or attach our proprietary rubber coating to our aeration pipes.

     The chart below shows the basic process for wastewater treatment. The white boxes represent each stage in the wastewater treatment process, and the shaded boxes represent equipment that is used in a specific stage.
Wastewater Treatment Process:

Sewage
Adjusting Tank
Sand Basin
Grit Separator*
Primary Sedimentation Tank
Biochemical Pool
Microporous Aerator*
Secondary Sedimentation Tank
Water Decanter*
Surface Clear Liquid
Disinfection
Ultraviolet Shelving Disinfection System*
Release of Surface Clear Liquid
Online Testing Equipment*
Remaining Liquid
Liquid Containing Sludge
1. Belt-type Press Filter Mono-block Machine*
2. Sludge Screw*
Sludge
Sludge Reuse

*	Indicates equipment we produce.
     In wastewater treatment, wastewater is processed in multiple stages before the resulting clear liquid is reintroduced to a body of water or is otherwise reused. The goal of wastewater treatment is to reduce or remove organic matter, solids, disease-causing organisms and other pollutants. After wastewater is moved to adjusting tanks, large solid objects are screened and removed by grit equipment. Wastewater is then treated to physically separate solids and sludge from the liquid, allowing solid particles to settle to the bottom and greases to float to the top at the primary sedimentation tank. After that, water is transmitted to biochemical pools where aerators are used to introduce an optimal level of oxygen to kill harmful microorganisms or to increase the growth of certain microorganisms that consume organic contaminants remaining in the wastewater. Separation of smaller solids from wastewater is conducted at the secondary sedimentation stage. Afterwards, the resulting clear liquid is disinfected to kill harmful microorganisms before being reintroduced to a body of water or is otherwise reused. With proper treatment, solids and sludge collected in the treatment process can be recycled into useful materials such as fertilizers, coal and methane. We are currently researching technology for recycling sludge into reusable materials.
     The following describes our core products and the key features and competitive benefits of our wastewater treatment equipment:
•	Belt-Type Thickener-Filter Press Mono-Block Machine. After the aeration process, several of our products are used to separate the remaining solids from the wastewater. Our belt-type thickener-

filter press mono-block machine uses gravity and compression to thicken and dehydrate sludge, creating a dry cake of separated solids and water ready for disinfection. We have developed this machine to minimize noise, odor and vibration and have also incorporated energy saving features to minimize operational costs.

•	Microporous Aerator. Aeration is a water treatment process that introduces an optimal level of oxygen to kill harmful microorganisms or to increase the growth of certain microorganisms that consume organic contaminants remaining in the wastewater. This product uses numerous dense micro-pores to introduce large amounts of oxygen into the wastewater.

•	Sludge Screw. Our sludge screw separates particles as small as 0.005 to 2 millimeters in diameter from the wastewater. This machine uses a fast-rotating helix that generates a strong centrifugal force to separate solid particles from the wastewater. It also produces a dry cake of separated solids and water ready for disinfection. We have developed this machine to minimize noise, odor and vibration and have also incorporated energy saving features to minimize operational costs.

•	Ultraviolet Shelving Disinfection System. Our ultraviolet shelving disinfection system purifies and disinfects wastewater. By using ultraviolet lamps with high efficiency, high intensity and long lifespan, this system generates C waveband (wavelength in T254nm) ultraviolet rays to effectively kill bacteria, pathogens and viruses in wastewater.

•	Online Testing Equipment. Our online testing equipment monitors water quality. It is an integrated online automatic monitoring system that employs modern remote sensing technology and special analyzing software. It can continuously monitor water quality on a real-time and remote basis, improving the efficiency of the transmission and analysis of water quality data. It can also quickly obtain the status of the water quality of key water bodies in major drainage areas. Our online testing equipment can be widely used in industrial sewage discharge monitor stations, automatic water monitor stations and wastewater plants.

•	Grit Separator. Our grit separator is used in a waste water treatment plant to separate grits from the mixture exhausted from a grit chamber. The grits are fully dehydrated and then unloaded to barrels through an outlet while the water, after being separated from grits, is drained into an inlet water channel. With a non-axle spiral and without bearings in the water, our grit separator is easy to install and maintain.

•	Water Decanter. Our water decanter is made of corrosion proof stainless steel and is used to remove clear water from wastewater storage tanks.
Manufacturing and Assembly
     Our manufacturing and assembly operations involve the coordination of raw materials and components, some of which are sourced from third parties, internal production processes and external distribution processes. We manufacture, assemble and test our products at our manufacturing facility in the Langfang Economic & Technical Development Zone located approximately 40 kilometers outside of Beijing, China. We employ common manufacturing and assembly practices for our production lines, thus allowing us to leverage our current facility to expand our range of product offerings. Our manufacturing facility includes machining, welding and plastic and rubber workshops, a general-purpose assembly line and an equipment assembly line, as well as a specialized assembly line for producing specific electrical components. We are seeking to build new manufacturing facilities and production lines for new water treatment products. Accordingly, we have purchased approximately 14 hectares (35 acres) of land in Daxing, Beijing and currently plan to build six new manufacturing facilities, one research and development center and one office building with a total area of up to 100,000 square meters. Construction will commence in the third quarter of 2010 and we estimate that all facilities will be completed by the end of 2011. New manufacturing facilities for our existing product offerings will be completed first, currently estimated to be by the end of 2010, followed by the construction of manufacturing facilities for conservation (drip irrigation systems) and high-end membrane products, currently estimated to be completed by the end of 2011. Our research and development center is currently estimated to be completed by mid-2011. We also continue to improve and upgrade our existing Langfang manufacturing facilities and production lines related to the following products: ozone generators, sludge screws, circulating water treatment equipment, water purification equipment, microporous aerators and belt-type thickener-filter press mono-block machines.
     As part of our overall strategy to lower production costs, we intend to produce more of our components for our products in-house to increase operational efficiencies. In addition, we plan to standardize certain components of our products within and across product lines to enable us to lower raw material and component costs and create a more efficient workflow. We apply an enterprise resource planning system to manage our manufacturing process. Specifically, we integrate all of our data and processes into a unified system and use a centralized database to store information on various system modules.

Distribution and Marketing
Distribution Network
     We sell our products almost exclusively through distributors. Our nationwide distribution and sales network in China consisted of over 80 distributors and over 85 internal sales and marketing personnel. A distributor may distribute one or more of our products in one or more of our three product categories. Of these distributors, 57 distribute our circulating water treatment products, 46 distribute our water purification products and 35 distribute our wastewater treatment products. We generally have a diverse group of end-user customers throughout China for our three product categories, and our sales are not concentrated in one or a few major distributors. We believe our end-user customer and distributor diversity reduces our exposure to potential market risks. No single distributor accounted for more than 2.8%, 2.2% or 2.2% of our sales for 2007, 2008 and 2009, respectively. Our top five distributors accounted for 12.5%, 10.8% and 10.6% of our sales for 2007, 2008 and 2009, respectively.
     We believe that we have established a relatively mature and stable distribution network. Approximately 80% of our distributors have been working with us for over three years, approximately 70% have been working with us for over six years and approximately 20% have been working with us for over ten years. Our distribution network provides us with established access to end-user customers throughout China, enables us to be responsive to local market demand, allows us to effectively diversify our end-user customer base and enhances our ability to further penetrate the market within a short period of time. Our distributors are employed and compensated on a competitive basis based on sales performance. We enter into annual agency agreements with distributors specifying the terms of sales targets for that given year. At the beginning of each year, we hold conferences for our distributors for each of our product lines, during which new products and sales policies are often released. We also conduct monthly market analysis meetings to collect market information, analyze the market environment and solve existing marketing issues. We actively manage our distribution network. In order to maximize our penetration of target markets and our sales opportunities, we regularly evaluate the performance of our distributors and terminate distributors that fail to meet their sales targets at the end of their agreement term. For distributors who meet or exceed their sales targets, we provide incentives in the form of better product pricing and extended credit terms.

     As indicated in the map above, our distributors are widely dispersed throughout each major region in China. As of December 31, 2009, we had 9 distributors in northeast China, 18 distributors in north China, 7 distributors in northwest China, 5 distributors in southwest China, 15 distributors in mid-south China, 5 distributors in south China and 23 distributors in east China. The expansive reach of our distribution and sales network allows our end-user customers, no matter where they are located in China, easy access to our products and services. If there is substantial economic activity relating to water treatment in any given province, we divide that province into several regions. Each year, we designate a select number of distributors in each region to promote our products. Our sales personnel often operate from the offices of our distributors and provide distributors on-site support.
     Our distributors have the right to sell our products in one or more of our three product categories in a defined territory. We ensure that our distributors do not compete with each other in a defined territory by either assigning them different product categories or different end-user customer base for the same product category. We select distributors based on their prior sales performance. We also make selections based on factors such as sales experience, knowledge of water treatment equipment, contacts in the water treatment industry, reputation and market coverage.
Marketing
     We support our distributors’ sales efforts through a coordinated marketing effort. We promote our products by participating in biennial government-sponsored environmental protection equipment conferences and annual food and power industry conferences. In the third quarter of 2009, we engaged China Central Television, or CCTV, to develop a television advertising campaign to further increase brand awareness and further drive sales growth. Through December 31, 2009, we incurred expenses of RMB22.9 million ($3.4 million) for this campaign, which includes RMB15.6 million ($2.3 million) for the fourth quarter of 2009. TV advertising expenses for the fourth quarter of 2009 included (1) two contracts that were signed with CCTV in August 2009 for airtime expenses through December 2009 and (2) monthly payments on a separate broker contract that was signed in September 2009 for advertising production and airtime expenses that was scheduled to run through September 2010. In December 2009, the broker contract was terminated and we entered into two new advertising contracts with CCTV for which we expect to incur selling expenses of RMB15 million ($2.2 million) and RMB15.3 million ($2.2 million) for the first and second quarters of 2010, respectively. These two contracts expire at the end of June 2010. We also advertise our products in industry journals, post our product information on various e-commerce websites and distribute brochures and sales manuals to potential end-user customers. In addition, we promote our products at monthly symposiums held in engineering design institutes and at training sessions held for local branch chiefs of the Chinese environmental protection agency. We continue to foster our relationships with relevant industry associations (e.g., those for steel and iron, pharmaceuticals and power generation) and potential large end-user customers (e.g., oil fields and wastewater treatment plants) to ensure our products can easily accommodate the needs of these customers. We provide training to sales representatives who promote our products on behalf of our distributors and rotate them annually to avoid entrenchment of sales personnel with a specific distributor.
     We channel most of our sales with end-user customers through our distribution network, and we acquire many of our sales contracts through competitive bidding processes for construction projects, in which our distributors often submit bids on our behalf. Engineering design institutes are another sales channel for us. Our distributors promote our products with mid-sized engineering design institutes while we direct our selling efforts to the larger institutes. We also hold promotional conferences for our products at certain design institutes on a monthly basis. Institutes often recommend our products for use in construction projects and cross-market our products to their own customers. When we develop new products, these institutes may install sample products for our key end-user customers before the products are introduced on a commercial scale to other customers.
Suppliers and Raw Materials
     The key raw materials and components used in the manufacturing of our products are steel, rubber, resin and plastics, standardized mechanical parts and electric machinery. We purchase a small percentage of electronic components from suppliers who import these components. Our other raw materials and components are purchased from Chinese subsidiaries of foreign suppliers or local suppliers, each of whom manufacture these components in China. We produce all other components internally. The use of local suppliers in close proximity to our facility enables us to closely supervise them, provide technical training relating to our product requirements and suggest technical improvements and innovations. Although we outsource the production of certain non-critical components to third-party contractors in China, we produce key components for most of our products, including those with patented applications, at our manufacturing facility. Producing key components at our manufacturing facility allows us to ensure product quality, protect our proprietary rights, reduce unnecessary costs and enhance the market competitiveness of our products.
     We obtain raw materials and components from suppliers through non-exclusive purchase orders and supply contracts. The purchase order or contract specifies the price for the raw material or component and design-related specifications, if any. Although we allow for adjustments in the price for certain raw materials, such as steel, under extraordinary circumstances, the prices for our materials are generally fixed for the effective term of the purchase agreement. Our contracts with our suppliers are generally renewable on an annual basis. We typically negotiate with our suppliers to renew supply contracts at the beginning of each year, taking into account the quality and consistency of the materials and services provided. We maintain multiple supply sources for each of our key raw materials so as to minimize any potential disruption of our operations and maintain sourcing stability. In 2007, 2008 and 2009, purchases from our largest supplier accounted for 21.5%, 18.8% and 19.5%, respectively, of our total purchases of raw materials and components. For the same periods, our ten largest suppliers combined accounted for 69.5%, 77.6% and 77.3%, respectively, of our total purchases of raw materials and components. As of December 31, 2009, our top three suppliers accounted for 19.5%, 15.3% and 12.3% of our total purchases.
Quality Control
     We have implemented a rigid quality control system and devote significant attention to quality control procedures at every stage of our manufacturing process. We monitor our manufacturing process closely and conduct performance and reliability testing to ensure our products meet our end-user customer expectations. In addition, we seek regular feedback from our end-user customers on the quality of our products. Our quality control group as of December 31, 2009 included eight employees that implement various management systems to improve product quality and standardization programs, 20 employees that administer quality-related solutions in the manufacturing process and 38 employees that inspect our raw materials and finished products prior to shipping. Our quality control process includes:
•	Inspection of Raw Materials and Components. We inspect by random sampling our raw materials and components, including those purchased from or designed by third parties, to ensure compliance with quality standards. We also evaluate the quality and delivery performance of each supplier periodically and adjust quantity allocations accordingly.

•	In-Process Quality Control. We monitor every stage of our manufacturing process to verify conformity with specific quality control requirements. We compile statistical data for analysis and inspect and conduct performance testing to ensure compliance with quality standards.

•	Outgoing Quality Control. We inspect each shipment of finished products prior to delivery. Products that do not meet our quality standards will be re-worked and subjected again to the same inspection and performance testing process.
     We passed the ISO 9001 Quality Assurance System Standards in 1996 and the ISO 14001 Environmental Management System Standards in 1999 and will continue to maintain registration under these standards.
Our Customer Support and Services
     During the warranty period, we provide installation, training, technical support, warranty, maintenance and repair services to our end-user customers. Although these after-sale services to our end-user customers are not provided for under the terms of the sales contracts, we provide these services to maintain good relationships with them. Our distributors often handle simple maintenance and repair matters for end-user customers, while our technical service personnel provide customer service for more complex repairs or training. Our products have warranty periods of either six months or one year, which we believe are typical for water treatment products. Services that we provide during the warranty period include training, telephone support, replacement of components and on-site maintenance and repair. At the end of the warranty period, maintenance and repair services are provided to end-user customers by our distributors for a fee charged by and paid to our distributors. For all of our services to our end-user customers, our technical service staff attempts to quickly identify whether an issue can be resolved over the telephone or if it will require a visit to our end-user customer’s premises. Solutions to simple problems can be delivered over the telephone. Otherwise, we will, typically within 24 hours thereafter, either mail replacement components to our end-user customer or provide on-site operating guidance, training and repair.
     During the warranty period, we provide comprehensive after-sales repair and maintenance services to our end-user customers not only to satisfy the needs of these customers but also to obtain systematic feedback on the performance of our products. We periodically review distributor and end-user customer calls to ensure that issues raised are resolved to their satisfaction. Our service staff solicits customer satisfaction on a monthly basis through telephone interviews or on-site visits. Our service staff compiles data on services provided, analyzes feedback solicited from end-user customers and suggests corresponding measures for improvement by working with our relevant production groups.
Research and Development
     As of December 31, 2009, we had 148 members in our research and development group. Our research and development activities are based in our research and development center located in the Langfang Economic & Technical Development Zone near Beijing, China. In addition, we have established a post-doctorate, Chinese government approved research center that focuses on the development of water treatment technology. Our research and development center is comprised of water, chemical, bio-analysis, pollution control, segregation, membrane and electrical control laboratories. Through this center, we are cooperating with leading universities and institutes, such as the Research Center for Eco-Environmental Sciences of the Chinese Academy of Sciences, or the Center for Environmental Sciences, and the Chemistry Department of Tsinghua University, or Tsinghua University, in water treatment related research activities.
     In March 2005, we entered into a cooperative agreement with the Center for Environmental Sciences to recruit post-doctoral researchers in the field of water treatment technology development. In connection with this agreement, we have established a post-doctorate research center, providing funding to post-doctoral researchers working on research projects proposed by us. We pay the Center for Environmental Sciences management fees for these post-doctoral researchers who stay at our center for two years. We own all rights, title and interest in any proprietary information resulting from the post-doctoral researchers’ work at our center. The Center for Environmental Sciences may, upon our consent, publish dissertations or academic articles relating to this proprietary information.
     In March 2005, we also entered into a cooperative agreement with Tsinghua University to cooperate in the development of photocatalysis and drinking water purification technologies. Under the terms of this agreement, we have provided Tsinghua University with research funding of RMB100,000. Tsinghua University has the right, title and interest in the proprietary information and we have the right to use any proprietary information in connection with this agreement. Tsinghua University may not transfer any proprietary information under the agreement without our consent.
     We believe we have a strong and balanced research and development team and are not dependent on a small number of key researchers. Of the 148 members that comprise our research and development group, 83 have a bachelor’s degree, 58 have a master’s degree and seven have a doctorate degree. Approximately 14.9% of our research and development group have been with us for over ten years.
     Drawing upon the talents of our research and development group and elsewhere, our research and development activities have led to eight patent grants in China covering a wide range of water treatment devices, including devices for multi-function water tank, water purification, centralized water treatment device, and chemical-oxygen-demand online monitoring.
     In addition to improving our existing product offerings, our research and development efforts will focus on establishing a research and development center for water environment and equipment, which will be responsible for studying and researching the characteristics of the water environment and the theories of water treatment systems for different water qualities, and the development of new production methodologies to improve our manufacturing processes. We follow advanced project selection procedures prior to the development of new products, including the use of detailed market and technological analyses. All new products are subject to rigorous testing prior to production and sample products are often delivered to end-user customers for their trial use. We begin manufacturing new products only after the sample product from a trial production passes internal inspection and achieves customer satisfaction. This integrated approach allows us to identify potential difficulties in commercializing our product and make adjustments as necessary to develop cost-efficient manufacturing processes prior to mass production. We recognize the importance of customer satisfaction for our newly-developed products and continue to seek feedback from our end-user customers even after the formal launch of a product.
Intellectual Property
     We regard our copyrights, trademarks, trade secrets and other intellectual property rights as critical to our business. We rely on trademark and copyright laws, trade secret protection, non-competition and confidentiality and/or licensing agreements with our executive officers, clients, contractors, research and development personnel and others to protect our intellectual property rights. Except with respect to the trademarks described in the following paragraph, we do not possess any licenses to use third-party intellectual property rights nor do we license to third-parties any intellectual property rights we own.
     Prior to the trademark transfer described below, through one of our subsidiaries, Duoyuan Beijing, we have 23 trademarks registered with the Chinese Trademark Office and three applications pending for Chinese trademark registration. On December 1, 2007, we entered into four separate agreements to transfer and assign all of our rights, title and interest in our trademarks to Duoyuan Investments Limited, our majority shareholder, without monetary consideration. We entered into these transfer agreements with our then sole shareholder to reflect and affirm the original intent and understanding of the parties that not just we, but any affiliate and subsidiary of Duoyuan Investments Limited, would have the right to use these trademarks. These trademarks were transferred to allow Duoyuan Investments Limited, as the sole owner and holder of the trademarks, to have the right to license these trademarks to its affiliates and subsidiaries. We received final regulatory approval for the transfer of these trademarks on July 21, 2008 and August 21, 2008. On September 17, 2008 and May 27, 2009, Duoyuan Investments Limited granted us an exclusive, royalty-free perpetual license to use these trademarks for our business. Such license would terminate upon certain events, including a change in control.
     Through Duoyuan Beijing, we have eight patents registered with the Chinese Patent Office, two of which will expire on September 2010, one of which will expire on October 2010, three of which will expire on October 2017, one of which will expire on October 2020, and one of which will expire on August 2023. Of the eight patents, two are for inventions, five are for utility models and one is for design. In addition, we have three applications pending for Chinese patent registration. We currently have a number of consultants that work for us on various technological issues. Each of these consultants are contractually obligated to assign to us all intellectual property rights produced by such consultants during the consulting period.
     The protection afforded by our intellectual property may be inadequate. It may be possible for third parties to obtain and use, without our consent, intellectual property that we own or are licensed to use. Unauthorized use of our intellectual property by third parties, and the expenses incurred in protecting our intellectual property rights, may adversely affect our business. See “Item 3. Key Information — Risk Factors — Risks Related to Our Business— Our failure to adequately protect, or uncertainty regarding the validity, enforceability or scope of, our intellectual property rights may undermine our competitive position, and litigation to protect our intellectual property rights may be costly.”
     We may also be subject to litigation involving claims of patent infringement or violation of other intellectual property rights of third parties. In May 2005, we implemented and continue to follow a procedure under which our product development teams are required to conduct a patent clearance search of Chinese patents for each product at the beginning of the product development process. Typically, our research and development engineers conduct this search with guidance and oversight from our in-house patent team. The product development project is approved only if the result of the patent search is that the proposed product would not infringe on any third party intellectual property uncovered in the search. We believe that our risk of infringing third party intellectual properties can be effectively reduced by our adherence to these procedures. To date, we have not been sued on the basis of, nor have we received any notification from third parties that allege infringement of their intellectual property rights. However, due to the complex nature of water treatment technology patents and the uncertainty of construing the scope of these patents, as well as the limitations inherent in our patent searches, the risk of infringing on third party intellectual properties cannot be eliminated. See “Item 3. Key Information — Risk Factors—Risks Related to Our Business—We may be exposed to infringement or misappropriation claims by third parties, which, if determined adversely against us, could disrupt our business and subject us to significant liability to third parties.”

Competition
     We operate in a highly competitive industry characterized by rapid technological development and evolving industry standards. We compete primarily on the basis of customer recognition and industry reputation, established nationwide distribution network, research and development strength, comprehensive product offerings, and a competitive cost structure. We believe we can continue to compete successfully with international competitors because of our competitive cost structure and with local competitors because of our superior technology. Our established nationwide distribution and customer service network and knowledge of local markets provide us with an advantage over international competitors who typically appoint only one distributor in the Chinese market who is responsible for selling and servicing their products. In addition, we provide a more comprehensive set of products than most of our international or local competitors. In order to maintain and enhance our competitive advantage, we must continue to focus on competitive pricing and technological innovation by being at the forefront of market trends and improving our proprietary manufacturing processes.
     We compete with both major international conglomerates and local companies in each of our product categories as follows:
•	Circulating Water Treatment Equipment. Our electronic water conditioner competes primarily with products from three other local companies: Zhejiang De’an New Technology Development Co. Ltd. (China), Jiangyin Jialong Environment Technology Co. Ltd. (China) and Beijing Kejingyuan Technology Co. Ltd. (China). Our automatic filter competes primarily with products from Claude Laval Co. (USA), Amiad Filtration Systems (Israel) and Beijing Luolun Filtration Equipment Technology Co. Ltd. (China).

•	Water Purification Equipment. Our ozone generator competes primarily with products from Ozonia Ltd. (Switzerland), ITT (Sweden) and Jiangsu Koner Ozone Co., Ltd. (China). Our industry pure water equipment with EDI functions compete primarily with products from GE Water & Process Technologies, CANPURE Corporation (Canada) and Zhejiang Omex Environmental Engineering Ltd. (a subsidiary of Dow Chemical).

•	Wastewater Treatment Equipment. Our microporous aerator competes primarily with products from REHAU (Germany), ITT (Sweden) and Yixing Nopon Environment Co. Ltd. (China). Our belt-type thickener-filter press mono-block machine competes primarily with products from Wuxi Tongyong Machinery Co. Ltd. (China), DWT Project Co. Ltd. (Finland) and Passavant-Roediger GmbH (Germany).
     Although we believe that our competitive strengths provide us with advantages over many of our competitors, some of our international competitors have stronger brand names, greater access to capital, longer operating histories, longer or more established relationships with their customers, stronger research and development capabilities and greater marketing and other resources than we do; and some of our domestic competitors have stronger distribution networks and end-user customer bases in certain specific regions, better access to government authorities and stronger industry-based background than us. If we fail to maintain or improve our market position or fail to respond successfully to changes in the competitive landscape, our business, financial condition and results of operations may suffer.
Properties
     Under Chinese law, all of the land in China is either state-owned or collectively-owned, depending on its location and the specific laws governing such land. Collectively-owned land is owned by rural collectives and generally cannot be used for non-agricultural purposes unless approved by the Chinese government. Collectively-owned land cannot be transferred, leased or mortgaged to non-collectives without first being converted into state-owned land. Individuals and entities may acquire rights to use state-owned land, or land-use-rights, for commercial, industrial or residential purposes by means of mutual agreement, tender, auction or listing for sale from local land authorities or an existing holder of a land-use-right. Land-use-rights granted for commercial, industrial and residential purposes may be granted for a period of up to 40, 50 or 70 years, respectively. This period may be renewed at the expiration of the initial and any subsequent terms, subject to compliance with relevant laws and regulations. Land-use-rights are transferable and may be used as security for borrowings and other obligations.

     We are headquartered at No. 3 Jinyuan Road in the Daxing Industrial Development Area located in Beijing, China. Prior to the sale transaction described below, our subsidiary, Duoyuan Beijing, owned approximately 15,400 square meters of building area and the right to use the underlying land area of approximately 7,230 square meters for 50 years commencing in October 1998. In August 2007, Duoyuan Beijing entered into a sale agreement to sell its office premises in Beijing to Duoyuan Information Terminal Manufacture (Langfang) Co., Ltd., or Langfang Terminal. Since the execution of this transfer of properties in June 2008, Duoyuan Beijing has leased back approximately 3,080 square meters of the same Beijing office space from Langfang Terminal.
     Duoyuan Langfang owns a manufacturing facility in the Langfang Economic & Technical Development Zone near Beijing, China with a building area of approximately 6,960 square meters and the right to use the underlying land area of approximately 16,660 square meters for 50 years commencing in November 2001. In December 2006, our subsidiary Duoyuan Langfang acquired a second manufacturing facility in the Langfang Economic & Technical Development Zone with a building area of approximately 13,930 square meters and the right to use the underlying land area of approximately 33,330 square meters for 50 years. Final registration of this acquisition was completed in June 2008. As of December 31, 2009, our notes, which total approximately RMB28.5 million ($4.2 million), are secured by our property located in Langfang.
     Although we believe our existing facilities are adequate for our current operational needs, we plan to expand our manufacturing capacity in the near term. We have purchased approximately 14 hectares (35 acres) of land in Daxing, Beijing and currently plan to build six new manufacturing facilities, one research and development center and one office building with a total area of up to 100,000 square meters. Construction will commence in the third quarter of 2010 and we estimate that all facilities will be completed by the end of 2011. New manufacturing facilities for our existing product offerings will be completed first, currently estimated to be by the end of 2010, followed by the construction of manufacturing facilities for conservation (drip irrigation systems) and high-end membrane products, currently estimated to be completed by the end of 2011. Our research and development center is currently estimated to be completed by mid-2011. We also continue to improve and upgrade our existing Langfang manufacturing facilities and production lines to meet increasing demands for our existing products.
Insurance
     We maintain property insurance for some of our premises located in Langfang. We do not have any business liability, interruption or litigation insurance coverage for our operations in China. Insurance companies in China offer limited business insurance products. While business interruption insurance is available to a limited extent in China, we have determined that the risks of interruption, cost of such insurance and the difficulties associated with acquiring such insurance on commercially reasonable terms make it impractical for us to have such insurance. Therefore, we are subject to business and product liability exposure. Business or product liability claims or potential regulatory actions could materially and adversely affect our business and financial condition. See “Item 3. Key Information — Risk Factors—Risks Relating to Our Business—Our insurance coverage may be inadequate to protect us against losses.”
ITEM 4A. UNRESOLVED STAFF COMMENTS
     None.
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
Overview
     We are a leading China-based domestic water treatment equipment supplier and offer products to address key steps in the water treatment process. Our products include circulating water treatment equipment, water purification equipment and wastewater treatment equipment. As one of the first privately owned companies in China to supply water treatment products and through joint efforts with our distributors, we have developed a broad base of end-user customers throughout China, consisting primarily of wastewater treatment plants, water works facilities, manufacturing plants, commercial businesses, residential communities and individual customers. We also have one of the largest distribution networks for water treatment equipment suppliers in China. With over 80 distributors throughout China in 28 provinces, we believe our extensive network allows us to be closer to our end-user customers and enables us to be more responsive to local market demand than many of our competitors.
     We were incorporated on June 21, 2007 as a holding company under the laws of the British Virgin Islands. We conduct substantially all of our business through our two wholly owned Chinese subsidiaries: Duoyuan Beijing and Duoyuan Langfang. Duoyuan Beijing’s principal business activities include the marketing, sale and service of water treatment products. Duoyuan Langfang’s principal business activities include the development, manufacturing and after-sale service of water treatment products. Until the third quarter of 2007, both companies each held a 50% equity interest in Huanan Duoyuan Water Supply Co., Ltd., or Duoyuan Huanan, which engaged in the construction, operation and service of local tap water supplying systems. We are in the process of establishing several new wholly owned Chinese subsidiaries to organize our corporate structure. Each new subsidiary will undertake the development, manufacturing, marketing and sales of one or more specific product types. We registered two of these new subsidiaries in October 2009 in Beijing: Duoyuan Global Centrifuge Manufacturing (China) Co., Ltd, or Duoyuan Centrifuge, and Duoyuan Global Water Conservation Equipment (China) Co., Ltd., or Duoyuan Water Conservation. We registered a third new subsidiary in November 2009, Langfang Duoyuan Aeration System and Equipment Manufacturing Co., Ltd., or Duoyuan Aeration. None of these new subsidiaries have commenced operations. We anticipate that the remaining new subsidiaries will be duly registered by July 2010. We do not have any other subsidiaries or equity interests in any other entity. Our majority shareholder is Duoyuan Investments Limited, which is a British Virgin Islands company wholly owned by Wenhua Guo, our chairman and chief executive officer.
     On August 12, 2007, we entered into an agreement to sell substantially all of the business activities of Duoyuan Huanan, effective July 1, 2007, to Duoyuan Asian Water Inc., a company wholly owned by Wenhua Guo, for RMB12.5 million. As a result, the assets and liabilities and results of operations of Duoyuan Huanan are classified as a discontinued operation in our financial statements.
Outlook
     To capitalize on the increased demand for our products, we have undertaken significant capital expansion and capital improvement efforts, including renovations to our manufacturing facilities and corporate headquarters, utilizing cash generated from operations and existing short-term notes. In 2007, we purchased various advanced and high-volume equipment to expand and enhance our manufacturing capabilities, including high-power injection and molding machines and high-volume microporous aerator machines. In 2008, we made a RMB9.9 million down-payment for a new production line to manufacture our belt-type thickener-filter press mono-block machines (wastewater treatment equipment) and spent RMB16.2 million upgrading our manufacturing equipment to produce our products more efficiently. For the year ended December 31, 2009, we spent RMB27.8 million ($4.1 million) on various advanced manufacturing equipment upgrades to increase our production capacity, including purchasing highly advanced microporous aerator machines.
     We had gross profit margins of over 35% in each of 2007, 2008 and 2009. We have invested in research and development efforts to reduce our costs and raw material consumption per unit of production. We also have attempted to source quality product materials and components, while negotiating favorable pricing and volume discounts from our suppliers, leading to historically low raw material costs (particularly for steel) in 2009. Finally, we have expended resources and leveraged our production experience to develop an efficient and flexible manufacturing and operational infrastructure. As a result, we enjoyed a gross profit margin of over 48% in 2009.
     Since 2006, we have expanded our relationships with suppliers by collaborating with them during each step of the manufacturing process to ensure the efficient manufacture of sourced components and to enhance the compatibility of these components with our production processes. To further save costs, increase operational efficiencies and protect our key technologies, we began producing certain core components in-house beginning in 2006, particularly components for our circulating water central processors and the membrane-based rubber coating for our microporous aerators.
     We also plan to continue expanding our relationships with our distributors by providing attractive incentives, in-depth training in the use of our products and assistance with the promotion of our products. In addition, we have increasingly focused our sales efforts on distributors that place larger orders in order to reduce our overall selling expenses.
     Through our in-house research and development team, we broaden our market reach by introducing new products that could become new sources of revenue for us and help us to diversify our revenue base. Since 2004, we have developed more than 75 new products across our three product categories. Of these new products, 38 products were introduced into the market in 2008. In September and October of 2009, we introduced six new or enhanced products across our three product categories. We plan to continue developing new and enhanced products to maintain and expand our competitive advantage and market reach. We are building a research and development laboratory which is scheduled to be operational in mid-2011. By that time we expect to increase our research and development staff, including through the addition of foreign-trained engineers. Our research and development efforts will focus on (1) developing new processes, applications and technologies to enhance our existing products, including automation of our circulating water treatment equipment, ozone disinfection products such as large ozone generators, ultraviolet usage in water treatment and enhancement of the performance index for belt-type filter press and high-performance aerators, and (2) establishing a research and development center for water environment and equipment, which will be responsible for studying and researching the characteristics of the water environment and the theories of water treatment systems for different water qualities.
     Our revenue grew 32.2% from RMB592.7 million in 2008 to RMB783.4 million ($114.8 million) in 2009. While some of our revenues, primarily water treatment equipment sold to industry, are being impacted by China’s economic slowdown (which to date has been less dramatic than in the rest of the world), we believe demand for water treatment equipment will generally continue to increase. Factors contributing to our revenue growth include the economic stimulus plan being implemented by the Chinese government in response to the challenging global economic conditions, our production capacity expansion and a business-friendly regulatory environment in China.
Principal Factors Affecting our Financial Performance
     We believe that the following factors will continue to affect our financial performance:
Increasing Demand for Water Treatment Equipment
     An important factor that positively affects our financial condition is the increasing demand for water treatment equipment in China. The growth in the water treatment equipment industry in China has been driven by several factors, including rapid population growth, industrialization and urbanization, and more recently, the economic stimulus plan being implemented by the Chinese government. These factors have led to an increased demand for affordable purified water. According to the Freedonia Group, the demand for water treatment products in China is estimated to increase nearly 15.5% per year between 2008 and 2012. We also anticipate that water treatment will become a priority issue for municipalities, industries and commercial businesses as the Chinese government imposes stricter environmental and water quality standards to promote sustainable economic growth.
     On November 5, 2008, the State Council of China announced an economic stimulus plan in the amount of $585 billion to stimulate economic growth and bolster domestic demand. The economic stimulus plan includes, among others, increased spending on basic infrastructure construction projects for water, electricity, gas and heat to improve the standard of living in China and protect the environment. We believe that this increased spending on infrastructure generally, and on the water infrastructure specifically, will further increase the demand for our water treatment products as local governments build facilities to improve their water supplies and treat wastewater in response to the economic stimulus plan. Because of the economic stimulus plan and the projected increase in demand for affordable purified water as China continues to industrialize and modernize, we believe that the water treatment industry, and in turn the demand for our products, will continue to experience strong growth for the next couple of years. However, any adverse changes in China’s economic conditions or any continued decline in the global economy may adversely affect the demand for water treatment equipment products. In addition, regulatory changes could adversely affect the ability of companies such as ours to service and compete in this market.
Expansion of our Production Capacity
     We need to expand our production capacity to satisfy increased demand for our products. We are making capital investments that improve the efficiency and capacity of our manufacturing facilities and equipment. Our major projects include in-house production of certain core components of our current products, building new manufacturing facilities and production lines to produce new water treatment products and upgrading our existing manufacturing facilities and production lines. We invested $5.0 million in equipment upgrades in 2009 and anticipate investing approximately $7 million more during the first nine months of 2010. Combined, this will increase the production capacity of our facilities so that they will be able to meet demand for our products in 2010. Additionally, we are building a new facility to meet additional demand for our products beyond 2010. We expect that the construction of this new facility will be completed and operational by December 31, 2010.

Fluctuations in Raw Material and Components Costs
     Our operations require substantial amounts of a variety of raw materials and components. Some raw materials and components, especially steel, have been susceptible to fluctuations in price and availability. Prior to the global economic slowdown which started in the fall of 2008, costs for our components generally increased each year. For example, the cost of our key raw materials, such as steel, rubber and electronic components increased by between 2.1% and 73.7% during the first half of 2008 over the same period in the prior year.
     However, due to a drop in commodity prices resulting from the recent global economic slowdown, the cost of our raw materials decreased by between 1.1% and 57.1% during the fourth quarter of 2008 over the same period in the prior year. By the third quarter in 2009, due to an increase in commodity prices, the cost of several of our raw materials increased by between 2.3% and 9.1% over the first quarter of 2009.
     Significant increases in raw materials and components prices have a direct and negative impact on our gross profits. We attempt to offset raw materials and components price increases by producing key components for most of our products at our manufacturing facilities, sourcing large quantities to achieve economies of scale, reducing raw material component consumption per unit through research and development and by focusing on suppliers within close proximity to our facilities. Ultimately, we may need to raise finished product prices to recover higher raw material and component costs and maintain our profit margin.
Changes in Chinese Enterprise Income Tax Law
     We are incorporated in the British Virgin Islands and, under the current laws of the British Virgin Islands, are not subject to income taxes. In addition, our Chinese subsidiaries have enjoyed preferential tax treatment applicable to foreign-invested manufacturing enterprises established in certain preferred economic zones in China. The additional tax that would otherwise have been payable without these preferential tax treatments totaled RMB19.5 million and RMB12.4 million in 2007 and 2008, respectively. There were no tax savings in 2009 as all tax exemptions expired on December 31, 2008. However, the PRC Enterprise Income Tax Law and its implementation rules, or the new EIT laws, both of which became effective on January 1, 2008, impose a single uniform income tax rate of 25% for all Chinese enterprises and eliminate or modify most of the tax exemptions, reductions and preferential treatment available under the previous tax laws and regulations. The termination of preferential tax rates from January 1, 2008 and the termination of the preferential tax holiday adversely impacted our operating results in 2008 and will adversely impact our future operating results. As a result of these changes in Chinese tax laws, our historical operating results will not be indicative of our operating results for future periods and the value of our ordinary shares or ADSs may be adversely affected. See “Item 10. Additional Information — Taxation.”
Components of Revenue and Expenses
Revenue
     We report revenue net of value-added taxes, or VAT, levied on our products. As of December 31, 2009, our products, all of which were sold in China, were subject to a VAT at a rate of 17% of the gross sales price or at a rate approved by the Chinese government. We offer annual sales rebates to our distributors as an incentive to increase sales and for early payment. We record these sales rebates as a reduction of revenue.
     We derive substantially all our revenue from circulating water treatment equipment, water purification equipment and wastewater treatment equipment sales to our distributors. In 2009, these three product categories accounted for approximately 36.9%, 21.7% and 39.9% of our revenue, respectively. In 2009, our electronic water conditioners and fully automatic filters (circulating water treatment) and belt-type thickener-filter press mono-block machines and microporous aerators (wastewater treatment equipment) each accounted for more than 10% of our total revenue.
     Increases in demand and unit sales in each of our product categories contributed to our increase in revenue from 2007 to 2009. Until the first quarter of 2009, our circulating water treatment equipment was our best selling category. Based on recent sales trends and the economic stimulus plan being implemented by the Chinese government, wastewater treatment equipment has become our best selling category in 2009. We anticipate that, subject to possible fluctuations, revenue from sales of our circulating water treatment equipment and water purification equipment will also continue to increase. A breakdown of our revenue, by product category, is set forth below:

	Year Ended December 31,
	2007		2008		2009
		% of		% of			% of
	RMB	revenue	RMB	revenue	RMB	$	revenue
	(In thousands, except percentages)
Circulating water treatment	193,259	45.6%	245,871	41.5%	288,910	42,326	36.9%
Water purification	97,899	23.1	128,097	21.6	169,803	24,876	21.7
Wastewater treatment	135,690	32.0	214,557	36.2	312,204	45,738	39.8
Construction projects	—	—	—	—	—	—	—
Spare parts	—	—	8,717	1.5	16,953	2,483	2.2
Adjustments	(2,886)	(0.7)	(4,543)	(0.8)	(4,459)	(653)	(0.6)

Revenue	423,962	100.0%	592,699	100.0%	783,411	114,770	100.0%

     In each of 2007, 2008 and 2009, sales to distributors accounted for 100% of our revenue. We use an extensive distribution network to reach a broad distributor base. We make sales on a purchase order or short-term agreement basis. We do not have long-term contracts with any of our distributors or end-user customers. No single distributor accounted for more than 3% of our revenue in 2007, 2008 or 2009.
     In 2008, we began selling certain spare parts that we previously gave to our distributors free of charge. For the year ended December 31, 2008, revenue from spare parts sales was RMB8.7 million. For the year ended December 31, 2009, revenue from spare parts sales was RMB17.0 million ($2.5 million). We anticipate that revenues derived from selling spare parts will increase in 2010 as compared to 2009. We did not enter into any contracts for construction projects in 2007, 2008 and 2009, and we do not anticipate entering into any construction projects in the future.
     Adjustments to revenue accounted for 0.7%, 0.8% and 0.6% of total revenue in 2007, 2008 and 2009, respectively, for sales rebates paid to distributors. We offer annual sales rebates to our distributors as an incentive to increase sales and for early payment. We intend to continue this incentive program.
Cost of Revenue
     Our cost of revenue consists primarily of direct costs to manufacture our products, including component and material costs, salaries and related manufacturing personnel expenses, depreciation costs of plant and equipment used for production purposes, shipping and handling costs, and repair and maintenance costs. Our cost of revenue was RMB272.4 million, RMB326.8 million and RMB406.2 million ($59.5 million) in 2007, 2008 and 2009, respectively.
     The direct costs of manufacturing a new product are generally highest when a new product is first introduced due to start-up costs associated with manufacturing a new product and generally higher raw material and component costs due to lower initial production volumes. As production volumes increase, we typically improve our manufacturing efficiencies and are able to strengthen our purchasing power by buying raw materials and components in greater quantities. In addition, we are able to lower our raw material and component costs by identifying lower-cost raw materials and components. Also, when production volumes become sufficiently large, we often gain further cost efficiencies by producing additional components in-house.
     We purchase a small percentage of our electronic components from suppliers who import these components. Our other raw materials and components are purchased from Chinese subsidiaries of foreign suppliers or local suppliers, each of which manufacturers these components in China. We produce all other components internally. As a result, we believe we currently have a relatively low cost base compared to other water treatment equipment suppliers, especially when compared to international water treatment equipment suppliers. Also, the relatively low operation, labor and raw material costs in China have historically allowed us to decrease our cost of revenue as we increase purchase volumes and make improvements in manufacturing processes. Primarily due to a drop in commodity prices as a result of the recent global economic slowdown, the cost of our raw materials decreased by between 1.1% to 57.1% during the fourth quarter of 2008 over the same period in the prior year. However, by the third quarter of 2009, the cost of several of our raw materials increased by between 2.3% to 9.1% over the first quarter of 2009 due to an increase in commodity prices. Once global economic conditions improve and our existing supply agreements expire, we expect our raw material costs will increase.
     As we focus on more advanced products and new product lines, we may find it necessary to use higher-cost raw materials and components that may not be cheaper in China. We plan to mitigate future increases in raw material and component costs by using more common resources across our product lines, increasing in-house manufacturing of components and adopting more uniform manufacturing and assembly practices.
Gross Margins
     Our gross profit margins in 2007, 2008 and 2009 were 35.7%, 44.9% and 48.2%, respectively. Our gross profit margins are impacted by changes in the average selling prices of our products, product sales mix and cost of revenue. The average selling prices of our products are subject to downward pressures due to the highly competitive industry in which we operate and, most recently, have also been affected by global economic conditions. The average selling prices for our products may decline if competitors lower their prices as a result of decreased costs or in order to gain market share. From time to time, we reduce our prices for certain products to compete more effectively. Alternatively, we increase our average selling prices in certain circumstances, including when we introduce new or enhanced products into the market, or to offset the rising costs of raw materials and components. In 2009, low raw materials costs and our ability to leverage our manufacturing process to further decrease costs have combined to improve our gross margin to over 48%. However, due to aforementioned raw material cost increases in September 2009 and further anticipated increases in such costs in 2010, we expect gross margins to trend slightly downward in 2010.
     Since the average selling prices and gross margins of our products vary by product line, changes in our product sales mix will also impact our overall gross margins. Our more sophisticated and technologically advanced products, such as our fully automatic filters and circulating water central processors (circulating water treatment equipment), industrial pure water equipment (water purification equipment), sludge screws and microporous aerators (wastewater treatment equipment) generally have higher gross profit margins than our low technology products such as our cyclone filters (circulating water treatment equipment) and water decanters (wastewater treatment equipment). In addition, our new or enhanced products, such as our new fully automatic filters (circulating water treatment equipment), which we introduced in March and April 2008, generally have higher gross profit margins than our older models. As a result, our gross profit margin for a period is affected by the proportion of sales of our higher gross profit margin products compared to sales of our lower gross profit margins products. For example, our gross profit margin as a percentage of our revenue increased from 35.7% in 2007 to 44.9% in 2008 and to 48.2% in 2009, reflecting increased sales in 2008 and in 2009 of a new model of fully automatic filter, a high margin product, and the sale of sample products, at or slightly greater than cost, to our distributors of RMB38.4 million in 2007.
     Lastly, our gross profit margins are also affected by changes in our cost of revenue and our ability to manage such cost as described in further detail in “— Cost of Revenue” above.
Research and Development Expenses
     Our research and development expenses consist primarily of costs associated with the design, development and testing of our products. Among other things, these costs include employee compensation and benefits for our research and development staff, expenditures for purchases of supplies and raw materials, depreciation expenses related to equipment used for research and development activities, and other related costs. Our research and development expenses as a percentage of revenue were 4.4%, 3.4%, 2.8% and 2.3% in 2006, 2007, 2008 and 2009, respectively. Although as a percentage of revenue, research and development expenses have decreased from 2006 to 2008, the decrease was mainly a function of our revenue increasing faster than our research and development expenses. From 2007 to 2009, our research and development expenses increased by RMB5.5 million, or 43.0%, from RMB12.8 million in 2006 to RMB18.4 million ($2.7 million) in 2009. Going forward, research and development expenses are expected to be approximately 3.0% of revenue following the construction of our new research and development facility in 2011.

     We expect to continue to invest in research and development. We are committed to creating, developing and commercializing new and more advanced products.
Selling Expenses
     Our selling expenses consist primarily of employee compensation and benefits, including share-based compensation, for our sales and marketing staff, expenses for promotional, advertising, travel and entertainment activities, and depreciation expenses related to equipment used for sales and marketing activities. Our selling expenses were RMB30.7 million, RMB37.1 million and RMB68.9 million ($10.1 million) in 2007, 2008 and 2009, respectively.
     Between 2007 and 2009, our selling expenses increased primarily as a result of increased sales and marketing activities and the hiring of additional sales representatives. Our selling expenses as a percentage of revenue decreased from 2007 to 2008, reflecting improved selling and marketing efficiencies. In the near term, we expect that certain components of our selling expenses will increase as we increase our market penetration in China. Specifically, we expect that advertising expenses will increase as we expand our advertising into new forms of media, including online advertising and television. For example, our advertising expense increased from RMB14.0 million in 2008 to RMB34.9 million ($5.1 million) in 2009, as we began advertising on television in 2009. Through December 31, 2009, we incurred expenses of RMB22.9 million ($3.4 million) for our CCTV television branding campaign. In December 2009, we entered into two new advertising contracts with CCTV for which we expect to incur selling expenses of RMB15.0 million ($2.2 million) and RMB15.3 million ($2.2 million) for the first and second quarters of 2010, respectively. These two contracts expire at the end of June 2010. However, we expect to continue our television branding campaign for the foreseeable future albeit at reduced amounts. In addition, we anticipate that industry trade conference and exhibition expenses will increase as we plan to participate in more industry trade conferences and exhibitions all across China to develop and enhance our reputation in the commercial and construction industries. We also expect salary expenses to increase as we continue to hire additional sales representatives to help broaden our end-user customer base. This anticipated increase in selling expenses will be a direct result of our plan to grow, strengthen and support our extensive distribution network.
     Because we sell all of our products to distributors, we believe our selling expenses as a percentage of revenue are significantly lower than manufacturers of water treatment equipment that primarily sell to end-user customers. While we intend to continue to sell our products primarily to distributors, we also seek to build recognition of our brand through increasing marketing activities, which may increase our sales and marking expenses.
General and Administrative Expenses
     Our general and administrative expenses consist primarily of employee compensation and benefits, including share-based compensation, for our general management, finance and administrative staff, depreciation and amortization with respect to equipment used for general corporate purposes, professional, legal and consultancy fees, and other expenses incurred for general corporate purposes. Our general and administrative expenses were RMB11.0 million, RMB35.8 million and RMB101.8 million ($14.9 million) in 2007, 2008 and 2009, respectively.
     In 2008, general and administration expenses included expensed offering costs of RMB20.5 million resulting from the delay of our initial public offering. These offering costs included legal, audit, and other charges related to our initial public offering.
     Our general and administrative expenses increased by RMB66.1 million ($9.7 million), or 184.5%, from RMB35.8 million in 2008 to RMB101.8 million ($14.9 million) in 2009, primarily due to a share-based compensation expense of RMB85.9 million ($12.6 million) related to our grant of restricted share awards and share options to certain employees in our general and administrative functions in June 2009.
     We expect that our overall general and administrative expenses will increase in 2010 due to the continued expansion of our business and the various additional legal, accounting and other requirements that are applicable to us as a public company since June 2009 in the United States. Our general and administrative expenses as a percentage of revenue were 2.6%, 6.0% and 13.0% for 2007, 2008 and 2009, respectively. Excluding the offering costs related to our initial public offering filing, our general and administrative expenses, as a percentage of revenue, would have been 2.6% for 2008. For the year ended December 31, 2009, our general and administrative expenses, as a percentage of revenue, would have been 2.0% if share-based compensation expense was excluded. In the future, we expect that general and administrative expenses, exclusive of employee share-based compensation expenses, will be approximately 2.0% to 4.0% of our revenue.
Employee Share-Based Compensation Expenses
     We account for employee share-based compensation expenses at the fair value of the share awards on the date of grant and recognized over the service period for awards expected to vest. The fair value of restricted stock units is determined based on the number of shares granted and the quoted price of our common stock. We did not incur any employee share-based compensation expenses in 2007 or 2008.
     On June 29, 2009, we granted certain employees, including members of our executive management team, but excluding our chief executive officer and chief financial officer, 1,052,631 fully vested ordinary shares, for no consideration, other than par value, which was deemed paid by services already rendered to us. As a result of this ordinary share grant to our employees, we incurred employee share-based compensation charges of $12.6 million in the second quarter of 2009, based on the closing price of $23.95 per ADS on the New York Stock Exchange on June 29, 2009.
     In addition, pursuant to the terms of our amended and restated employment agreement with Stephen C. Park, our chief financial officer, on June 24, 2009, we granted him an option to purchase up to 300,000 ordinary shares at the initial public offering price. One quarter of these options vested on June 24, 2009, with the remainder of the options vesting ratably on a monthly basis through June 24, 2012. Further, pursuant to the terms of our 2008 Omnibus Plan, we granted each of three independent directors options equal to $30,000 divided by the closing sale price of the stock on the date of such grant. The options vest over one year of continuous service with 25% of the options to be vested on each of the third, sixth, ninth and twelfth-month anniversaries of the grant date. On August 12, 2009, a director was granted an option to purchase 1,854 shares at an exercise price of $16.18; on August 26, 2009, a second director was granted an option to purchase 2,061 shares at an exercise price of $14.56; and on November 26, 2009, a third director was granted an option to purchase 1,515 shares at an exercise price of $19.80. These grants resulted in additional share-based compensation expense of $0.8 million in 2009. Going forward, we anticipate employee share-based compensation expense to be minimal.
Interest Expense
     Interest expense is paid on our outstanding bank debt obligations on a quarterly basis. Our interest expense as a percentage of revenue was 1.4%, 0.5% and 0.2% in 2007, 2008 and 2009, respectively.
Other Income
     Other income is primarily comprised of interest income earned on our cash deposits and rental income which we received in 2007 and the first half of 2008 from the lease of our office space located at No. 3 Jinyuan Road to Duoyuan Digital Printing Technology Industries (China) Co. Ltd., an entity controlled by our chairman and chief executive officer, Wenhua Guo.
Critical Accounting Policies
     We prepare financial statements in conformity with U.S. GAAP, which requires us to make estimates and assumptions that affect the amounts reported in our combined and consolidated financial statements and related notes. We periodically evaluate these estimates and assumptions based on the most recently available information, our own historical experience and various other assumptions that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Since the use of estimates is an integral component of the financial reporting process, actual results could differ from those estimates. Some of our accounting policies require higher degrees of judgment than others in their application. We believe the following accounting policies involve the most significant judgments and estimates used in the preparation of our financial statements.
Revenue Recognition
     We generate revenue from water treatment equipment sales to distributors. We also began generating revenue in 2008 from spare parts sales made to distributors.

     We consider revenue from the sale of our water treatment equipment realized or realizable and earned upon meeting all of the following criteria: persuasive evidence of a sale arrangement exists, delivery has occurred, the price to the distributor is fixed or determinable, and collectability of payment is reasonably assured. These criteria are met at the time of shipment when the risk of loss passes to the distributor.
     We record revenue from spare parts sales at the time of shipment. Revenue from spare parts sales was RMB8.7 million in 2008 and RMB17.0 million ($2.5 million) in 2009. We anticipate that revenues derived from selling spare parts will increase in 2010 as compared to 2009.
     Revenue represents the invoiced value of sold goods, net of VAT. Our products, all of which are sold in China, are subject to a Chinese VAT at a rate of 17% of the gross sales price or at a rate approved by the Chinese local government. This VAT may be offset by VAT we paid on raw materials and other materials included in the cost of producing the finished product. The VAT amounts paid and available for offset are maintained in our current liabilities.
     We offer annual sales rebates to our distributors as an incentive to increase sales and for early payment. These annual sales rebates are based upon payments of accounts receivable received from our distributors for sales made to them. Sales rebates are recorded as a current liability at the time of the sale based upon the percentage of sales rebate that each distributor is estimated to earn for the year. At year-end, the accrued rebate amount is adjusted to the actual amount earned. Sales rebates are deducted from revenue in the accompanying combined and consolidated statements of income.
Accounts Receivable
     During the normal course of business, we extend to some of our distributors interest-free unsecured credit for an initial term of up to 180 days. Depending on a distributor’s credit history, as well as local market practices, we may extend to some of our distributors an additional 90 to 180 days of such unsecured credit. Our accounts receivable turnover in days for 2007, 2008 and 2009 were 96, 83 and 78 days, respectively.
     Prior to January 1, 2008, we reviewed our accounts receivable quarterly and determined the amount of allowances, if any, necessary for doubtful accounts. Historically, we have not had any bad debt write-offs and, as such, we do not provide an arbitrary reserve amount for possible bad debts based upon a percentage of sales or accounts receivable balances. Rather, since January 1, 2008, we review our accounts receivable balances to determine whether specific reserves are required due to such issues as disputed balances with distributors, declines in distributors’ credit worthiness, or unpaid balances exceeding agreed-upon terms. Based upon the results of these reviews, we determine whether a specific provision should be made to provide a reserve for possible bad debt write-offs. We determined that no allowances for doubtful accounts were necessary or required in 2007, 2008 or 2009.
     Since January 1, 2008, we have been communicating with our distributors each month to identify any potential issues and reassess our credit limits and terms with them based on their prior payment history and practice. We also plan to continue building upon our existing relationships and history with each of our distributors to assist us in the full and timely collection of outstanding payments.
     As of December 31, 2008 and 2009, we had outstanding accounts receivable totaling RMB137.5 million and RMB197.1 million ($28.9 million), respectively. We believe that these outstanding amounts will be collected pursuant to the terms, conditions, and within the time frames agreed upon between our distributors and us primarily due to the enhanced collection measures we implemented on January 1, 2008.
     During the reported periods, we did not experience any material problems relating to distributor payments and had no bad debt write-offs.
     In terms of our liquidity, we reflect the extended interest-free unsecured credit in our cash flows for the reported periods. Therefore, we anticipate no changes from past cash flow patterns.
Inventories
     We state inventories at the lower of cost or market value. We determine cost on a weighted average basis and we include all expenditures incurred in bringing the goods to the point of sale and putting them in sellable condition. Our accounting for inventory is described in Note 2 to our Consolidated Financial Statements included in Item 18 of this annual report. We evaluate inventory annually for possible obsolescence of our raw materials, work in process and finished goods to determine if a provision for obsolescence is necessary. We reserved RMB0.1 million and RMB0.1 million ($15,026) for obsolescence at December 31, 2008 and 2009, respectively. Our estimates for determining the provision for obsolescence may be affected by technological changes and developments to our product offerings and changes in governmental regulations.
Valuation of Share-Based Compensation
     We account for share-based compensation to our employees at the fair value of the share awards on the date of grant and recognized over the service period for awards expected to vest. The fair value of restricted stock units is determined based on the number of shares granted and the quoted price of our common stock.
Warranty Costs
     We warrant our products against defects for the initial six months period of use for small equipment to one year for large equipment. Warranty costs are accrued in other payables based upon our expectation of such costs. We review warranty costs on a quarterly basis and determine the amount of a warranty reserve based upon a review of historical costs. A reserve for warranty costs of RMB2.2 million was provided at December 31, 2008, and a reserve for warranty costs of RMB2.6 million ($0.4 million) was provided at December 31, 2009. Our estimates for determining the reserve for warranty costs may be affected by substandard materials that could be provided by our suppliers and new product developments.
Results of Operations
     The following table sets forth selected data from our combined and consolidated statements of income for the periods indicated, in Renminbi and as a percentage of revenue:

	Year Ended December 31,
	2007		2008		2009
		% of		% of			% of
	RMB	revenue	RMB	revenue	RMB	$	revenue
	(In thousands, except percentages)
Revenue	423,962	100.0%	592,699	100.0%	783,411	114,770	100.0%
Cost of revenue	272,402	64.3	326,809	55.1	406,177	59,505	51.8

Gross profit	151,560	35.7	265,890	44.9	377,234	55,265	48.2
Research and development expenses	14,405	3.4	16,370	2.8	18,386	2,694	2.4
Selling expenses	30,698	7.2	37,076	6.3	68,873	10,090	8.8
General and administrative expenses	11,034	2.6	35,792	6.0	101,837	14,919	13.0

Operating income	95,423	22.5	176,652	29.8	188,138	27,562	24.0
Loss from sale of property	—	—	(3,216)	(0.5)	—	—	—
Interest expense	(5,759)	(1.4)	(3,118)	(0.5)	(1,219)	(178)	(0.2)
Other income	4,523	1.1	1,279	0.2	1,347	197	0.2

Income from continuing operations before income taxes	94,187	22.2	171,597	29.0	188,266	27,581	24.0

Provision for income taxes	11,799	2.8	37,830	6.4%	71,271	10,441	9.1

	Year Ended December 31,
	2007		2008		2009
		% of		% of			% of
	RMB	revenue	RMB	revenue	RMB	$	revenue
	(In thousands, except percentages)

Income from continuing operations	82,388	19.4	133,767	22.6%	116,995	17,140	14.9
Total income (loss) from discontinued operations	(180)	—	—	—	—	—	—

Net income	82,208	19.4%	133,767	22.6%	116,995	17,140	14.9%

Comparison of the Year Ended December 31, 2009 to the Year Ended December 31, 2008
Revenue
     Our revenue increased RMB190.7 million ($27.9 million), or 32.2%, from RMB592.7 million in 2008 to RMB783.4 million ($114.8 million) in 2009, with revenue increasing in each of our product categories. Specifically, revenue for our circulating water treatment equipment, water purification equipment and wastewater treatment equipment in 2009 increased by RMB43.0 million, or 17.5%, RMB41.7 million, or 32.6%, and RMB97.6 million, or 45.5%, respectively, when compared to 2008. This increase in revenue was mainly attributable to increased demand for our products as a result of governmental regulations mandating the utilization of water treatment products and stricter enforcement of environmental protections laws, increased updating or replacing existing and outdated equipment, and our expanded production capacity. Demand for our wastewater treatment equipment as a percentage of revenue outpaced the demand for our circulating water equipment and water purification equipment as a result of new products of wastewater treatment equipment we introduced in the second quarter of 2008 and increased government spending in wastewater treatment.
     Circulating Water Treatment Equipment. Revenue for our circulating water treatment equipment category increased in 2009 by RMB43.0 million ($6.3 million), or 17.5%, from RMB245.9 million in 2008 to RMB288.9 million ($42.3 million) in 2009. This increase was primarily due to the increase in demand for our circulating water central processors, new fully automatic filter models and our water softeners, which we believe resulted from our increased marketing efforts. Our new fully automatic filter models use less energy than our previous models and have wider uses and applications because of its improved filtration capabilities. We believe that our circulating water central processors have gained greater market acceptance due to their quality and performance track records.
     Water Purification Equipment. Revenue for our water purification equipment category increased in 2009 by RMB41.7 million ($6.1 million), or 32.6%, from RMB128.1 million in 2008 to RMB169.8 million ($24.9 million) in 2009. This increase was primarily due to the increase in demand for our central water purifiers, industry pure water equipment, ozone generators and ultraviolet water purifiers. During 2008, we introduced several new models of central water purifiers, a new model of our ozone generator and several new models of our ultraviolet water purifiers. We believe that, in addition to new product introductions, each of which we believe has high quality to price ratios, our increased revenue resulted from enhanced marketing efforts, greater market acceptance of our products and stricter enforcement of governmental regulations mandating a higher nationwide standard for drinking water.
     Wastewater Treatment Equipment. Revenue for our wastewater treatment equipment category increased in 2009 by RMB97.6 million ($14.3 million), or 45.5%, from RMB214.6 million in 2008 to RMB312.2 million ($45.7 million) in 2009. This increase in revenue was primarily due to the increase in demand for and sales of our belt-type thickener-filter press mono-block machines, sludge screws, online testing equipment and ultraviolet shelving disinfection systems. Demand for our belt-type thickener-filter press mono-block machines and sludge screws increased due to the increase in construction of new municipal wastewater treatment facilities. In the second quarter of 2008, we introduced our online testing equipment and ultraviolet shelving disinfection system to address needs resulting from governmental regulations mandating higher wastewater discharge standards.
Cost of Revenue
     As a percentage of revenue, our cost of revenue decreased from 55.1% in 2008 to 51.8% in 2009. This decrease was primarily due to the decrease in raw material costs of 1.1% to 57.1% in the beginning of the fourth quarter of 2008 and our ability to leverage our manufacturing process to further decrease costs. Due primarily to sales volume increases, our cost of revenue increased RMB79.4 million ($11.6 million), or 24.3%, from

RMB326.8 million in 2008 to RMB406.2 million ($59.5 million) in 2009. We have attempted to source quality product materials and components, while negotiating favorable pricing and volume discounts from our suppliers, leading to historically low raw material costs (particularly for steel) in 2009. We have also expended resources and leveraged our production experience to develop an efficient and flexible manufacturing and operational infrastructure.
Gross Profit
     As a result of the factors above, our gross profit increased RMB111.3 million ($16.3 million), or 41.9%, from RMB265.9 million in 2008 to RMB377.2 million ($55.3 million) in 2009. Our gross profit margin increased from 44.9% in 2008 to 48.2% in 2009, primarily due to the decrease in raw material costs that went into effect during the fourth quarter of 2008 as a result of the challenging global economic conditions.
Research and Development Expenses
     Research and development expenses increased RMB2.0 million ($0.3 million), or 12.3%, from RMB16.4 million in 2008 to RMB18.4 million ($2.7 million) in 2009. This increase was primarily due to a 11.3% increase in employee salaries and the salaries of 18 new employees. Additionally, increased raw materials usage and other related costs for developing the six new products in 2009 contributed to the increase in research and development expenses by RMB0.5 million ($0.1 million), or 16.7%, from RMB3.1 million in 2008 to RMB3.6 million ($0.5 million) in 2009.
     As a percentage of revenue, research and development expenses decreased from 2.8% in 2008 to 2.3% in 2009. This decrease was mainly a function of our revenue increasing faster than our research and development expenses. We continue to be committed to creating, developing and commercializing new and more advanced products.
Selling Expenses
     Selling expenses increased RMB31.8 million ($4.7 million), or 85.8%, from RMB37.1 million in 2008 to RMB68.9 million ($10.1 million) in 2009. This increase was primarily due to an increase in advertising costs of RMB20.9 million ($3.1 million) as we began advertising on television. Also, we incurred additional salary expense from hiring 21 new employees as compared to 2008 and incurred a share-based compensation expense related to our grant of restricted share awards to certain employees in our sales division. Finally, we increased our participation in industry trade conferences and exhibitions, incurring increased costs related to preparing promotional materials and transportation costs incurred by our sales representatives to attend these industry trade conferences and exhibitions.
     As a percentage of revenue, selling expenses increased from 6.3% in 2008 to 8.8% in 2009. This increase was primarily due to increases in our advertising costs, salaries and participation in trade conferences and exhibitions.
General and Administrative Expenses
     General and administrative expenses increased RMB66.0 million ($9.7 million), or 184.5%, from RMB35.8 million in 2008 to RMB101.8 million ($14.9 million) in 2009. This increase was primarily due to an RMB85.9 million ($12.6 million) share-based compensation expense related to our grant of restricted share awards to certain employees in our management and administration division and share options to our CFO in June 2009.
     As a percentage of revenue, general and administrative expenses increased from 6.0% in 2008 to 13.0% in 2009. This increase was mainly due to our share-based compensation expense in June 2009. Excluding the impact of this expense, as a percentage of revenue, general and administrative expenses in 2009 would have been 2.0%. In 2008, general and administrative expenses included expensed offering costs of RMB20.5 million resulting from the delay of our initial public offering. These offering costs included legal, audit, and other charges related to our initial public offering. Excluding the offering costs related to our initial public offering filing, our general and administrative expenses, as a percentage of revenue, would have been 2.6% for 2008.

Operating Income
     As a result of the factors above, our operating income increased RMB11.5 million ($1.7 million), or 6.5%, from RMB176.7 million in 2008 to RMB188.1 million ($27.6 million) in 2009. As a percentage of revenue, our operating income decreased from 29.8% in 2008 to 24.0% in 2009. Excluding the impact of our share-based compensation expense, operating income in 2009 would have been RMB279.4 million ($40.9 million).
Interest Expense
     Interest expense decreased RMB1.9 million ($0.3 million), or 60.9%, from RMB3.1 million in 2008 to RMB1.2 million ($0.2 million) in 2009 as we reduced our outstanding bank debt obligation in 2009.
Other Income
     Other income increased RMB0.1 million ($10,018), or 5.3%, from RMB1.3 million in 2008 to RMB1.3 million ($0.2 million) in 2009. This increase was primarily the result of additional interest income we earned on our cash deposits in 2009, including the net proceeds from our initial public offering in June 2009.
Provision for Income Taxes
     Provision for income taxes increased RMB33.4 million ($4.9 million), or 88.4%, from RMB37.8 million in 2008 to RMB71.3 million ($10.4 million) in 2009. This increase in the provision for income taxes was primarily attributable to the increase in our income subject to PRC taxes over the same period and the termination of Duoyuan Langfang’s tax exemption on December 31, 2008. However, our share-based compensation expense of RMB91.3 million ($13.4 million) in 2009, was not deductible from our income subject to PRC taxes. Accordingly, the effective tax rate increased 15.9% from 22.0% in 2008 to 37.9% in 2009.
Net Income
     As a result of the foregoing, net income decreased RMB16.8 million ($2.5 million), or 12.5%, from RMB133.8 million in 2008 to RMB117.0 million ($17.1 million) in 2009. Excluding the impact of our share-based compensation expense, our net income would have increased RMB74.5 million ($10.9 million), or 55.7%, from RMB133.8 million in 2008 to RMB208.3 million ($30.5 million) in 2009.
Comparison of the Year Ended December 31, 2008 to the Year Ended December 31, 2007
Revenue
     Our revenue increased RMB168.7 million, or 39.8%, from RMB424.0 million in 2007 to RMB592.7 million in 2008 with revenue increasing in each of our product categories. Specifically, revenue for our circulating water treatment equipment, water purification equipment and wastewater treatment equipment in 2008 increased by RMB52.6 million, or 27.2%, RMB30.2 million, or 30.8% and RMB78.9 million, or 58.1%, respectively, when compared to 2007. This increase in revenue was mainly attributable to increased demand for our products as a result of governmental regulations mandating the utilization of water treatment products and stricter enforcement of environmental protections laws, the increased demand in updating or replacing existing and outdated equipment, our expanded production capacity and increased sales to our existing distributors. Also, demand for our new products, such as our enhanced fully automatic filters (circulating water treatment equipment), ultraviolet water purifiers, central water purifiers and ozone generators (water purification equipment), and online testing equipment and ultraviolet shelving disinfection system (wastewater treatment equipment), also attributed to the increase in revenue in 2008.
Circulating Water Treatment Equipment. Revenue for our circulating water treatment equipment category increased in 2008 by RMB52.6 million, or 27.2%, from RMB193.3 million in 2007 to RMB245.9 million in 2008. This increase was primarily due to the increase in demand for our new fully automatic filter models. We believe demand for our new models of fully automatic filters, which we introduced in March and April 2008, was a result of governmental enforcement of environmental protection laws mandating the use of energy saving and low emissions water treatment products. In 2008, we introduced 17 new models of fully automatic filters that met or exceeded the environmental standards and we believe we priced these new models competitively.

With greater market awareness and acceptance, revenue for our fully automatic filters increased by RMB66.6 million, or 95.8%, from RMB69.5 million in 2007 to RMB136.1 million in 2008.
Water Purification Equipment. Revenue for our water purification equipment category increased in 2008 by RMB30.2 million, or 30.8%, from RMB97.9 million in 2007 to RMB128.1 million in 2008. This increase was primarily due to the increase in demand for our central water purifiers, industrial pure water equipment, ozone generators and ultraviolet water purifiers. The increase in demand for our central water purifiers, industrial pure water equipment and ozone generators, which we believe have high quality to price ratios, was primarily a result of our enhanced marketing efforts. Demand for our ultraviolet water purifiers, which is our basic water purification product, increased primarily due to stricter enforcement of governmental regulations mandating a higher nationwide standard for drinking water. To capitalize on such stricter enforcement, in 2008 we introduced five new models of our ultraviolet water purifiers to gain market share and with greater market awareness and acceptance, demand for our existing and new models of our ultraviolet water purifiers increased.
Wastewater Treatment Equipment. Revenue for our wastewater treatment equipment category increased in 2008 by RMB78.9 million, or 58.1%, from RMB135.7 million in 2007 to RMB214.6 million in 2008. This increase was primarily due to the increase in demand for our belt-type thickener-filter press mono-block machines, sludge screws and microporous aerators. Demand for our belt-type thickener-filter press mono-block machines, sludge screws and microporous aerators increased as the market expanded with the construction of new municipal wastewater treatment facilities and more capital becoming available to governmental agencies and other enterprises to purchase our products. The stricter enforcement of environmental regulations also led to the increase in demand for these products.
Cost of Revenue
     Our cost of revenue increased RMB54.4 million, or 20.0%, from RMB272.4 million in 2007 to RMB326.8 million in 2008. This increase was primarily due to the increase in volume of our products sold during this period, contributing to the increase in consumption of raw materials and components across all three product categories as our revenue increased by 39.8% from 2007 to 2008.
     As a percentage of revenue, the cost of revenue decreased from 64.3% for 2007 to 55.1% for 2008. This decrease was primarily due to the increase in the sale of products with higher gross profit margins, in particular, our new fully automatic filter models and microporous aerators, as a percentage of our total revenue in 2008 and the sale of sample products, at or slightly greater than cost, to our distributors in 2007, which increased our cost of revenue in that year.
Gross Profit
     As a result of the factors above, our gross profit increased RMB114.3 million, or 75.4%, from RMB151.6 million in 2007 to RMB265.9 million in 2008. As a percentage of revenue, our gross profit margin increased from 35.7% for 2007 to 44.9% for 2008, primarily due to the increase in sale of our new fully automatic filter models, a high margin product, in 2008 and the sale of sample products, at or slightly greater than cost, to our distributors of RMB38.4 million in 2007, which decreased our gross profit in that year.
Research and Development Expenses
     Research and development expenses increased RMB2.0 million, or 13.6%, from RMB14.4 million in 2007 to RMB16.4 million in 2008. This increase was primarily due to an increase in costs from the purchase of raw materials in connection with our sample product development.
     As a percentage of revenue, research and development expenses decreased from 3.4% for 2007 to 2.8% for 2008. This decrease was mainly a function of our revenue increasing faster than our research and development expenses.
Selling Expenses
     Selling expenses increased RMB6.4 million, or 20.8%, from RMB30.7 million in 2007 to RMB37.1 million in 2008. This increase was primarily due to the increase in advertising costs and our increased participation in industry trade conferences and exhibitions and the related costs of preparing promotional materials, as well as increased transportation costs incurred by our sales representatives in connection with attending these industry trade conferences and exhibitions, from RMB17.8 million in 2007 to RMB23.7 million in 2008.
     As a percentage of revenue, selling expenses decreased from 7.2% for 2007 to 6.3% for 2008. This decrease was primarily due to our increased sales volume, which created economies of scale and reduced our per unit selling expenses.
General and Administrative Expenses
     General and administrative expenses increased RMB24.8 million, or 224.4%, from RMB11.0 million in 2007 to RMB35.8 million in 2008. This increase was primarily due to public offering costs totaling RMB20.5 million and an increase in salaries expense of RMB2.5 million, from RMB1.8 million in 2007 to RMB4.4 million in 2008, as we hired 17 new employees.
     As a percentage of revenue, general and administrative expenses increased from 2.6% for 2007 to 6.0% for 2008. This increase was mainly attributable to expensing public offering costs as a result of the delay in this public offering.
Operating Income
     As a result of the factors above, our operating income increased RMB81.2 million, or 85.1%, from RMB95.4 million in 2007 to RMB176.7 million in 2008. As a percentage of revenue, our operating income increased from 22.5% for 2007 to 29.8% for 2008.
Interest Expense
     Interest expense decreased RMB2.6 million, or 45.9%, from RMB5.8 million in 2007 to RMB3.1 million in 2008 as we reduced our outstanding bank debt obligation in 2008.
Other Income
     Other income decreased RMB3.2 million, or 71.7%, from RMB4.5 million in 2007 to RMB1.3 million in 2008. This decrease was primarily the result of interest income received from our discontinued operations in 2007 which was not received in 2008.
Loss on Sale of Property
     In June 2008, we executed the transfer of properties with Duoyuan Information Terminal Manufacture (Langfang) Co., Ltd. As a result of a business tax incurred on the transfer, we experienced a loss on the sale of our property in the amount of RMB3.2 million.
Provision for Income Taxes
     Provision for income taxes increased RMB26.0 million, or 220.6%, from RMB11.8 million in 2007 to RMB37.8 million in 2008. This increase in the provision for income taxes was primarily attributable to the increase in our pre-tax income by 82.2% over the same period and the new tax rate for Duoyuan Beijing which went into effective on January 1, 2008. Our effective tax rates for 2007 and 2008 were 12.5% and 22.0%, respectively.
Total Income (loss) from Discontinued Operations
     Total loss from Duoyuan Huanan, a discontinued operation, decreased RMB0.2 million, or 100.0%, from RMB0.2 million in 2007 to a loss of nil in 2008 as the sale of our discontinued operations became effective on July 1, 2007.
Net Income
     As a result of the foregoing, net income increased RMB51.6 million, or 62.7%, from RMB82.2 million in 2007 to RMB133.8 million in 2008.

Liquidity and Capital Resources
     As of December 31, 2007, 2008 and 2009, we had cash of RMB28.1 million, RMB198.5 million and RMB918.7 million ($134.6 million), respectively. The increase in our cash as of December 31, 2009 was primarily due to the net proceeds from our initial public offering of RMB637.6 million ($93.4 million) in June 2009. For our current level of borrowing, see the discussion below on our existing short-term notes. There is no seasonal fluctuation to our borrowing requirements.
     We relied primarily on cash flow from operating activities and our bank notes for our capital requirements in 2007, 2008 and 2009. We expect that our future capital expenditures primarily will be to improve and upgrade our existing manufacturing facilities and production lines, build new manufacturing facilities and production lines, expand our research and development capabilities, and pay the registered capital required for the establishment of our new subsidiaries. We expect that approximately $94 million of our cash resources will be required for these projects, the majority of which, approximately $82 million, will be incurred for the improvement and upgrading of our existing manufacturing facilities and production lines and the building of new manufacturing facilities and production lines. In addition, we intend to use approximately $12 million to complete construction of a research and development laboratory. Since we have not encountered any difficulties in meeting our cash obligations to date, we believe that the net proceeds from our initial public offering, cash flow from operating activities and our bank notes will be sufficient to meet our presently anticipated cash needs for at least the next 12 months.
     Our long-term liquidity needs will relate primarily to working capital to pay our suppliers, as well as any increases in manufacturing capacity or acquisitions of third party businesses or licenses that we may seek in the future. We expect to meet these requirements primarily through the proceeds of our February 2010 follow-on offering and revolving short-term bank borrowings, as well as our cash flow from operations, which we expect will increase with the planned increase in our manufacturing capacity. We believe our working capital is sufficient for these current requirements, though we may require additional cash due to changing business conditions or other future developments, including any investments or acquisitions we may decide to pursue. If our existing cash is insufficient to meet our requirements, we may seek to sell additional equity securities or increase our borrowing level. The actual amount and timing of our future capital requirements may differ materially from our estimate depending on our actual results of operations.
Sources and Uses of Cash
     The following table sets forth cash flow data for the periods indicated:

	Year Ended December 31,
	2007	2008	2009
	RMB	RMB	RMB	$
	(In thousands)
Cash flow data:
Net cash provided by operating Activities	72,070	241,686	154,698	22,663
Net cash used in investing Activities	(37,031)	(22,221)	(72,132)	(10,567)

Net cash (used in) provided by financing Activities	(15,000)	(49,000)	637,583	93,406
Net increase in cash of discontinued operations	584	—	—	—

Net changes in cash	20,623	170,465	720,149	105,502

Cash at beginning of period	7,430	28,053	198,518	29,083

Cash at end of period	28,053	198,518	918,667	134,585

     The increase in net cash provided by financing activities in 2009 was from the receipt of $93.4 million in net proceeds from our initial public offering.

     Our outstanding short-term notes payable as of December 31, 2007, 2008 and 2009 were RMB69.0 million, RMB20.0 million and RMB20.0 million ($2.9 million), respectively. As of December 31, 2009, we had one short-term note outstanding for RMB20.0 million ($2.9 million) with Bank of Agriculture, Chongwen branch, in China. This note has an expiration date of less than one year and an interest rate of 5.841% accruing quarterly. This note is secured by our real property located in Langfang.
Operating Activities
     Net cash provided by operating activities in 2007, 2008 and 2009 was generated from our net income of RMB82.2 million, RMB133.8 million and RMB117.0 million ($17.1 million), respectively, after adjustment in each year for non-cash items such as depreciation and amortization, and for changes in various assets and liabilities such as accounts receivable, accounts payable and inventories.
     Net cash provided by operating activities decreased by RMB87.0 million, or 36.0%, from RMB241.7 million in 2008 to RMB154.7 million ($22.7 million) in 2009. This decrease was primarily due to (1) a decrease in net income from RMB133.8 million to RMB117.0 million ($17.1 million) over the same period; (2) cash provided by the collection of a RMB102.0 million related party receivable balance in 2008; (3) cash used in the increase in accounts receivable of RMB59.5 million ($8.7 million) in 2009 as compared to the increase in accounts receivable of RMB5.1 million in 2008; and (4) cash used in the decrease in accounts payable of RMB10.8 million ($1.6 million) in 2009 as compared to the increase in accounts payable of RMB19.1 million in 2008. Offsetting this decrease in operating cash flow was an increase in cash provided by a share-based compensation expense of RMB91.3 million ($13.4 million) in 2009.
     Net cash provided by operating activities increased by RMB169.6 million from RMB72.1 million in 2007 to RMB241.7 million in 2008. This increase was primarily due to (1) an increase in net income from RMB82.2 million to RMB133.8 million over the same period and (2) cash provided by the decrease in related party receivables of RMB102.0 million in 2008 as compared to the increase in related party receivables of RMB58.5 million in 2007. This increase in operating cash flow was offset by an increase in inventory of RMB24.2 million in 2008 as compared to a decrease in inventory of RMB40.1 million in 2007. The inventory balance at December 31, 2007 decreased from December 31, 2006 due to the sale of sample products, at or slightly greater than cost, to our distributors. The inventory balance at December 31, 2008 increased from December 31, 2007 due to an increase in raw materials and finished goods inventories. We did not sell any sample inventory in 2008.
Investing Activities
     Cash used in our investing activities primarily consist of purchases of property, plant and equipment and renovation of existing facilities and buildings. Cash used in investing activities increased from RMB22.2 million to RMB72.1 million ($10.6 million) for 2008 and 2009, respectively. This increase was primarily due to increased purchases of production equipment for our Duoyuan Langfang manufacturing facility. Net cash used in investing activities decreased from RMB37.0 million in 2007 to RMB22.2 million ($3.3 million) in 2008. This decrease was primarily due to decreased capital expenditures for our Duoyuan Langfang manufacturing facility.
Financing Activities
     Cash provided by and used in our financing activities consist of borrowings from and repayments to our short-term notes. In 2009, the cash impact of financing activities was RMB637.6 million ($93.4 million), representing the net proceeds from our June 2009 initial public offering, and in 2008 we repaid three short-term notes in the amount of RMB69.0 million and borrowed from one short-term note in the amount of RMB20.0 million for a net cash flows used in financing activities of RMB49.0 million. Net cash used in financing activities was RMB15.0 million in 2007 as we reduced our outstanding bank debt from the previous year.
Capital Expenditures
     Our capital expenditures in 2007, 2008 and 2009 were RMB38.9 million, RMB22.2 million and RMB72.1 million ($10.6 million), respectively. Our capital expenditures in 2007 were used primarily to purchase production equipment and the renovation of our manufacturing facilities and office buildings. For 2008, our capital expenditures were primarily used for the purchase of manufacturing equipment for our facilities in Langfang. For 2009, our capital expenditures were primarily used for various advanced manufacturing equipment upgrades to increase our production capacity, including purchasing highly advanced microporous aerator machines. Additionally, we paid a deposit of RMB33.8 million ($5.0 million) on equipment with a remaining balance of RMB78.5 million ($11.5 million) to be paid in 2010. We also paid a deposit of RMB5.2 million ($0.8 million) for improvements to our manufacturing facilities and leased office space with a remaining balance of RMB5.2 million ($0.8 million) to be paid in 2010. Finally, we paid a deposit of RMB5.3 million ($0.8 million) towards the purchase of a land use right in Beijing, upon which we intend to construct our new manufacturing facility in 2010. We expect to have significant capital expenditures relating to that land use right in 2010.
     Our future capital requirements will depend on many factors including our rate of revenue growth, the timing and extent of spending to support research and development efforts, the expansion of manufacturing and sales activities, and the introduction of new products. Although we are not currently a party to any agreement or letter of intent with respect to potential investments in, or acquisitions of, complementary businesses, products or technologies, we may enter into these types of arrangements in the future, which could also require us to seek additional equity or debt financing. The sale of additional equity securities or convertible debt securities would result in additional dilution to our shareholders. Additional debt would result in increased interest expense and could result in covenants that would restrict our operations. We have not made arrangements to obtain additional financing and there is no assurance that such financing, if required, will be available in amounts or on terms acceptable to us, if at all.
Contractual Obligations
     The following table sets forth our contractual obligations as of December 31, 2009:

	Payments Due by December 31,
	Total	2010	2011	2012	2013	2014	Thereafter
	(RMB in thousands)
Current debt	20,000	20,000	—	—	—	—	—
Operating lease obligations	6,744	2,248	2,248	2,248	—	—	—
Purchase obligations	108,942	108,942	—	—	—	—	—

Total	135,686	131,190	2,248	2,248	—	—	—

Seasonality
     The sales of our products fluctuate on a seasonal basis each year. Our sale numbers tend to be lower during the winter months, when cold weather slows the pace of construction activities that involve installation of water treatment equipment, and higher during the spring, summer and autumn months when construction projects are more active.
Off-Balance Sheet Arrangements
     We do not have any off-balance sheet arrangements.
Recently Issued Accounting Pronouncements
     In April 2008, the FASB issued amended guidance regarding the factors an entity should consider when developing renewal or extension assumptions used in determining the useful life over which to amortize the cost of a recognized intangible asset. This guidance requires an entity to consider its own historical experience in renewing or extending similar arrangements in determining the amortizable useful life. Additionally, this guidance requires expanded disclosures related to the determination of intangible asset useful lives. The guidance is effective for fiscal years beginning after December 15, 2008, and may impact any intangible assets we acquire in future transactions. The guidance for determining the useful life of a recognized intangible asset must be applied prospectively to intangible assets acquired after the effective date. The disclosure requirements must be applied prospectively to all intangible assets recognized as of the effective date. The adoption of this guidance did not have a material impact on our consolidated financial statements.
     In July 2008, the FASB issued new guidance regarding fair value measurements. This new guidance defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. The new guidance was effective for us beginning July 1, 2008, for certain financial assets and liabilities. The new guidance was effective for non-financial assets and liabilities recognized or disclosed at fair value on a non-recurring basis beginning July 1, 2009. The adoption of this guidance did not have a material impact on our consolidated financial statements.
     In April 2009, the FASB issued additional guidance on estimating fair value when the volume and level of transaction activity for an asset or liability have significantly decreased in relation to normal market activity for the asset or liability, or on circumstances that may indicate that a transaction is not orderly. This guidance also addresses when the use of multiple, or different, valuation techniques may be warranted and considerations for determining the weight that should be applied to the various techniques. The guidance is effective for the interim and annual reporting periods ending after June 15, 2009, and must be applied prospectively. The adoption of this guidance did not have a material impact on our consolidated financial statements.
     In May 2009, the FASB issued authoritative accounting guidance on subsequent events, a topic that was previously only addressed by auditing literature. The guidance clarified that subsequent events are either recognized or non-recognized and modified the definition of subsequent events to refer to events or transactions that occur after the balance sheet date but before the financial statements are issued or available to be issued.
     In June 2009, the FASB amended the accounting and disclosure requirements for the consolidation of variable interest entities (“VIEs”). This amendment requires an enterprise to perform a qualitative analysis when determining whether or not it must consolidate a VIE. The amendment also requires an enterprise to continuously reassess whether it must consolidate a VIE. Additionally, the amendment requires enhanced disclosures about an enterprise’s involvement with VIEs and any significant change in risk exposure due to that involvement, as well as how its involvement with VIEs impacts the enterprise’s financial statements. Finally, an enterprise will be required to disclose significant judgments and assumptions used to determine whether or not to consolidate a VIE. This amendment is effective for financial statements issued for fiscal years beginning after November 15, 2009. This amendment is not expected to have a material impact on our consolidated financial statements.
     In June 2009, the FASB adopted the FASB Accounting Standards Codification™ (the “Codification”) as the single source of authoritative nongovernmental US GAAP. The Codification does not change current US GAAP, but is intended to simplify user access to all authoritative US GAAP by providing all the authoritative literature related to a particular topic in one place. All existing accounting standard documents are superseded and all other accounting literature not included in the Codification is considered nonauthoritative. The Codification is effective for interim or annual reporting periods ending after September 15, 2009. We have made the appropriate changes to US GAAP references in our consolidated financial statements.
     In August 2009, the FASB amended the accounting and disclosure requirements for the fair value measurement of liabilities. This amendment provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using one or more techniques. Also, a reporting entity is not required to include a separate input or adjustment to other inputs relating to the existence of a restriction that prevents the transfer of the liability when estimating a fair value of a liability. The amendment is effective for the first reporting period (including interim periods) beginning after issuance or fourth quarter 2009. This amendment is not expected to have a material impact on our consolidated financial statements.
     In January 2010, the FASB issued ASU 2010-06, Value Measurements and Disclosures — Improving Disclosures about Fair value Measurements, that amends ASC Subtopic 820-10. Fair Value Measurements and Disclosures — Overall, ASU 2010-06 requires reporting entities to disclose (1) the amount of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers, and (2) separate information about purchases, sales, issuance and settlements in the reconciliation of fair value measurements using significant unobservable inputs (Level 3). ASU 2010-06 also requires reporting entities to provide fair value measurement disclosures for each class of assets and liabilities and disclose the inputs and valuation techniques for fair value measurements that fall within Levels 2 and 3 of the fair value hierarchy. These disclosures and clarifications are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuance and settlements in roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010 and for the interim periods within those fiscal years. We do not expect the provisions of ASU 2010-06 to have a material impact on our consolidated financial statements.
     In February 2010, the FASB amended and clarified certain recognition and disclosure requirements for public and certain other entities. Under these amendments, certain entities are required to evaluate subsequent events through the date that the financial statements are issued. Further, an entity that is an SEC filer is not required to disclose the date through which subsequent events have been evaluated. This amendment is effective for financial statements issued for interim or annual periods ending after June 15, 2010. This amendment is not expected to have a material impact on our consolidated financial statements.
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
Directors and Senior Management
     Members of our board of directors are elected either by our shareholders or by the board of directors. Our board of directors consists of six directors. Our executive officers are appointed by, and serve at the discretion of, our board of directors.
     The following table sets forth information concerning our directors and executive officers as of the date of this annual report. The business address of each of our directors and executive officers listed below is No. 3

Jinyuan Road, Daxing Industrial Development Zone, Beijing 102600, People’s Republic of China. There are no family relationships between any of our directors and executive officers.

Name	Age	Position

Wenhua Guo	48	Director, Chairman and Chief Executive Officer
Joan M. Larrea*	45	Director
Yuefeng Yu	64	Director
Ping Wei	39	Director
Charles V. Firlotte	55	Director
A. David Nickols	50	Director
Stephen C. Park	46	Chief Financial Officer
Ronglin Qiao	43	Chief Operating Officer
Lixin Wang	44	Chief Technology Officer

*	Initially designated by GEEMF III Holdings MU, an affiliate of Global Environment Fund, pursuant to the Voting Agreement, dated February 5, 2008, between us, Duoyuan Investments Limited and GEEMF III Holdings MU.
Our Directors
     Wenhua Guo. Mr. Guo is the founder of our company and has served as our chairman and chief executive officer since the commencement of our operations in 1992. Before Mr. Guo founded our company, he was a physics teacher at Beijing Chemical Institute. Mr. Guo served as chief executive officer of Duoyuan Printing, Inc., a public company, from October 2006 to June 2009 and currently serves as chairman of the board of directors of Duoyuan Printing, Inc. Mr. Guo obtained a bachelor’s degree in physics from Beijing Normal University in 1983.
     Joan M. Larrea. Ms. Larrea has served as our director since February 2008. Ms. Larrea also served as a director of Deqingyuan Agricultural Technology Co., Ltd. from May 2007 to February 2010 and has been a director of UPC Renewables China Holdings Ltd. since March 2010. Since November 2005, Ms. Larrea has been a managing director at GEF Management Corporation, an affiliate of Global Environment Fund, or GEF. Prior to November 2005, Ms. Larrea served as a principal investment officer at International Finance Corporation, where she began her career as an analyst in 1996. Ms. Larrea obtained a bachelor of arts degree in oriental studies and a master’s degree in international studies from the University of Pennsylvania in 1985 and 1992, respectively, and a master’s degree in business administration from the Wharton School, University of Pennsylvania in 1992. Ms. Larrea was originally appointed to our board of directors as a designee of GEEMF III Holdings MU, an affiliate of Global Environment Fund, pursuant to the Voting Agreement.
     Yuefeng Yu. Mr. Yu has served as our director since August 2008. Since June 2007, Mr. Yu has served as the vice president of China Association of Environmental Protection Industry, a nonprofit organization under the direct management of the Ministry of Environmental Protection of PRC. From March 2000 to May 2007, Mr. Yu served as the president and secretary of the Communist Party Committee of the Chinese Environment News, a newspaper under the direct management of the Ministry of Environmental Protection of PRC. Mr. Yu has been engaged in numerous environmental protection related research projects. From 1994 to 1995, he organized and completed a research project entitled “Development Strategies for the Chinese Environmental Protection Industry”. This project was sponsored and funded by the World Bank. Mr. Yu received a bachelor’s degree in chemistry from Jilin University in 1970.
     Ping Wei. Ms. Wei has served as our director since August 2009. Ms. Wei is currently the chief financial officer of China Distance Education Holdings Limited (NYSE: DL). Prior to her role at China Distance Education Holdings Limited, where she facilitated its initial public offering in July 2008, Ms. Wei was the director of finance and controller at New Oriental Education and Technology Group (“New Oriental”) (NYSE: EDU) from 2005 to 2008. In 2004, Ms. Wei was the head of New Oriental’s North American operations. Prior to that, Ms. Wei held positions of acting chief financial officer, controller and assistant controller at Lorus Therapeutics Inc. (“Lorus”), a Canadian biopharmaceutical company listed on both the Toronto Stock Exchange and the American Stock Exchange. Prior to working at Lorus, Ms. Wei was an auditor for seven years with Deloitte & Touche in Toronto and Arthur Andersen in Beijing. Ms. Wei is a Canadian Chartered Accountant and a Certified Public Accountant in the State of Illinois. She received her bachelor’s degree in international accounting from the Central University of Finance and Banking in Beijing in 1993.
     Charles V. Firlotte. Mr. Firlotte has served as our director since November 2009. Mr. Firlotte is currently the president and chief executive officer of Aquarion Water Company since September 2003. From

December 1999 to September 2003, Mr. Firlotte served as director of Yorkshire Water, for Aquarion Water Company’s former parent company, Kelda Group Inc. Prior to December 1999, Mr. Firlotte served in a variety of positions with Aquarion Water Company’s predecessor, Bridgeport Hydraulic Company, including the director of human resources and administrative services from 1987 to 1989, vice president from 1989 to 1995 and senior vice president and chief operating officer from 1995 to 1999. Mr. Firlotte is also Chairman of the Board for the Bridgeport Regional Business Council, an organization of 1,000 business members serving Connecticut in the northeastern U.S.A. In October 2009, he was elected President of the National Association of Water Companies, based in Washington, D.C. Mr. Firlotte holds an undergraduate degree from St. Thomas University, a Master’s degree in Social Sciences from the University of Ottawa, and is a graduate of Harvard Business School’s Advanced Management Program.
     A. David Nickols. Mr. Nickols has served as our director since March 2010. Until recently, Mr. Nickols was the Europe, Middle East, Africa and India President for MWH Global, Inc., a Colorado-based global management, engineering and construction firm in the wet infrastructure industry. Prior to MWH, Mr. Nickols served as the President of Water Europe for Black & Veatch, a Missouri-based, global power and water engineering and construction firm, and as Vice President of Hazen and Sawyer, P.C., a New York-based environmental engineering firm. He received an M.A. in engineering from Cambridge University in the United Kingdom in 1981, and is a chartered engineer in Great Britain and a professional engineer in New York.
Our Executive Officers
     Stephen C. Park. Mr. Park has been our chief financial officer since June 2007. Prior to joining us, Mr. Park served as chief financial officer of Qycell Corporation from June 2004 to June 2007, where he continued to serve as a consultant until October 2008. From October 2000 to May 2004, Mr. Park served as corporate controller and chief financial officer of Dura Coat Products, Inc. Mr. Park is a certified public accountant in the State of California and has practiced at Deloitte and Touche LLP and Young-Woo Park, C.P.A., where he was a partner from 1997 to 2000. Mr. Park was also a consultant at Prudential Insurance Company of America from April 1996 to May 1997. Mr. Park obtained a bachelor of arts degree in religion from Pacific Union College in 1989 and a master’s degree in business administration from the University of Southern California in 1993.
     Ronglin Qiao. Mr. Qiao has been our chief operating officer since April 2008. Since January 2008, Mr. Qiao has also served as the general manager of Duoyuan Beijing. Since 1994, Mr. Qiao held various positions at Duoyuan Beijing, including sales representative, manager, deputy sales director, vice president and general manager. From July 1989 to September 1994, Mr. Qiao was a teacher and a product designer at Beijing Mechanical & Electrical Poly-technique School. Mr. Qiao obtained a bachelor of science degree in mechanical engineering from Tianjin Normal University in 1989 and a master’s degree in environmental engineering from the Chinese Academy of Sciences in 2005.
     Lixin Wang. Mr. Wang has been our chief technology officer since April 2008. Since January 2008, Mr. Wang has also served as the general manager of Duoyuan Langfang. Mr. Wang served as vice president of research and development of Duoyuan Digital Press Technology Industrial (China) Co., Ltd., a wholly owned subsidiary of Duoyuan Printing, Inc., from October 2005 to December 2007, where he was director of research and development from June 2001 to September 2005 and a member of Duoyuan Printing, Inc.’s board of directors until April 2007. From January 2001 to May 2001, Mr. Wang was director of research and development of Duoyuan Electric Group. Mr. Wang obtained a bachelor’s degree in science from Bengbu Tank Institute in 1988 and a master’s degree in wireless engineering from Fuzhou University in 1997.
Employment Agreements
     We have employment agreements with Wenhua Guo, Stephen C. Park, Ronglin Qiao and Lixin Wang, which are on substantially similar terms. The initial term of the agreements for Mr. Guo, Mr. Qiao and Mr. Wang is two years. The term of Mr. Park’s employment agreement is for four years. Each agreement renews annually unless the employment is terminated by either party to the agreement upon 30 days’ prior written notice in accordance with our notice policies in effect at that time. We may terminate the executive officer’s employment immediately if he fails to substantially perform his duties, engages in dishonest or fraudulent conduct or breaches his confidentiality agreement with us. If we terminate Mr. Park’s employment during the initial term without cause, we must pay him six months of his current monthly salary, provided he complies with the terms of his confidentiality agreement.
     In addition, each executive officer is subject to a covenant not to compete that survives for at least 12 months following termination of his employment. During this period, the executive officer may not carry on any business or activity in China that is competitive with our business, solicit or influence a client to purchase products or services from an entity that competes with us, or solicit or influence an employee or consultant to become an employee or consultant of any of our competitors.
     Pursuant to confidentiality agreements entered into simultaneously with each employment agreement, each executive officer agrees to hold confidential, both during and subsequent to his employment with us, all proprietary information, technical data, and trade secrets or know-how obtained from us. Each executive officer assigns to us all right, title and interest in any invention developed or conceived during his employment with us.
Board of Directors
     Our directors are not subject to a term of office and hold office until their resignation, death or incapacity or until their respective successors have been elected and qualified in accordance with our Fourth Amended and Restated Memorandum and Articles of Association. A director will be removed from office if, among other things, the director (1) becomes bankrupt, (2) dies or becomes of unsound mind, or (3) is absent from meetings of our board of directors for six consecutive months without leave and our board of directors resolves that the office is vacated. A director is not entitled to any special benefits upon termination of service with the company.
     Our board of directors consists of six members, four of whom have been determined by us to be independent directors within the meaning of the independent director guidelines of the New York Stock Exchange Rules.
Committees of our Board of Directors
     We have established three committees under our board of directors: an audit committee, a compensation committee, and a nominating and corporate governance committee. We have adopted a charter for each of these committees. The committees have the following functions and members.
Audit Committee

     Our audit committee reports to our board of directors regarding the appointment of our independent public accountants, the scope and results of our annual audits, compliance with our accounting and financial policies and management’s procedures and policies relating to the adequacy of our internal accounting controls. Our audit committee consists of Ping Wei, Charles V. Firlotte and Yuefeng Yu. Ms. Wei is the audit committee financial expert and serves as the chairperson of the audit committee. Our board of directors has determined that all members of the audit committee meet the definition of “independent director” under the applicable requirements of Rule 303A of the New York Stock Exchange Rules and Rule 10A-3 of the Securities Exchange Act of 1934, as amended, or the Exchange Act.
     Our audit committee is responsible for, among other things:
•	the appointment, evaluation, compensation, oversight and termination of the work of our independent auditor (including resolution of disagreements between management and the independent auditor regarding financial reporting);

•	an annual performance evaluation of the audit committee;

•	establishing procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls, auditing matters or potential violations of law, and the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters or potential violations of law;

•	ensuring that it receives an annual report from our independent auditor describing our internal control procedures and any steps taken to deal with material control deficiencies and attesting to the auditor’s independence and describing all relationships between the auditor and us;

•	reviewing our annual audited financial statements and quarterly financial statements with management and our independent auditor;

•	reviewing and approving all proposed related party transactions, as defined in the Securities and Exchange Commission Form 20-F, Item 7.B.;

•	reviewing our policies with respect to risk assessment and risk management;

•	meeting separately and periodically with management and our independent auditor; and

•	reporting regularly to our board of directors.
Compensation Committee
     Our compensation committee assists the board of directors in reviewing and approving the compensation structure of our directors and executive officers, including all forms of compensation to be provided to our directors and executive officers. In addition, the compensation committee reviews stock compensation arrangements for all of our other employees. Members of the compensation committee are not prohibited from direct involvement in determining their own compensation. Our chief executive officer is not permitted to be present at any committee meeting during which his or her compensation is deliberated. Our compensation committee consists of Ping Wei, Charles V. Firlotte and Yuefeng Yu, with Mr. Firlotte serving as the chairman of the compensation committee. Our board of directors has determined that all of the members of our compensation committee meet the definition of “independent director” under the applicable requirements of the New York Stock Exchange Rules. Our compensation committee is responsible for, among other things:
•	reviewing and approving corporate goals and objectives relevant to the compensation of our chief executive officer, evaluating the performance of our chief executive officer in light of those goals and objectives and setting the compensation level of our chief executive officer based on this evaluation;

•	reviewing and making recommendations to the board with respect to the compensation of our executives, incentive compensation and equity-based plans that are subject to board approval; and

•	providing annual performance evaluations of the compensation committee.
Nominating and Corporate Governance Committee
     Our nominating and corporate governance committee assists the board of directors in identifying and selecting or recommending individuals qualified to become our directors, developing and recommending corporate governance principles and overseeing the evaluation of our board of directors and management. Our nominating and corporate governance committee consists of Ping Wei, Charles V. Firlotte and Yuefeng Yu, with Mr. Yu serving as the chairman of the nominating and corporate governance committee. Our board of directors has determined that all of the members of our nominating and corporate governance committee meet the definition of “independent director” under the applicable requirements of the New York Stock Exchange Rules. Our nominating and corporate governance committee is responsible for, among other things:
•	selecting and recommending to our board nominees for election or re-election to our board, or for appointment to fill any vacancy;

•	reviewing annually with our board the current composition of the board of directors with regards to characteristics such as independence, age, skills, experience and availability of service to us;

•	selecting and recommending to our board the names of directors to serve as members of the audit committee and the compensation committee, as well as the corporate governance and nominating committee itself;

•	advising our board of directors periodically with regards to significant developments in the law and practice of corporate governance as well as our compliance with applicable laws and regulations, and making recommendations to our board of directors on all matters of corporate governance and on any remedial action to be taken; and

•	monitoring compliance with our code of business conduct and ethics, including reviewing the adequacy and effectiveness of our procedures to ensure proper compliance.
Employees
     We had 756, 927 and 1,166 employees as of December 31, 2007, 2008 and 2009, respectively. The table below sets forth the aggregate number of employees in our two Chinese subsidiaries categorized by function and the percentage of each category of our total employees as of December 31, 2009.

Functions	Employees	Percentage
Management	41	3.5%
Sales and Marketing	164	14.2
Production	813	69.6
Research and Development	148	12.7

Total number of employees	1,166	100.0%

     We believe our relationship with our employees is good, and we have not experienced any significant labor disputes. Our employees are not represented by any collective bargaining agreement.
     We focus on training and developing managerial talent within our organization rather than recruiting from outside of our company. We have a moderate employee turnover rate, and over a majority of our employees have been with us longer than five years. While we hire labor-intensive workers locally in Langfang, we hire many recent college graduates at our headquarters in Beijing. These employees are transferred to our manufacturing and research and development facility in Langfang after acquiring familiarity with us and our operations.
     We give performance-based bonuses to our employees. The bonuses for sales representatives are based on the sales performance of their assigned region, and the bonuses for manufacturing employees are based on the number of hours worked. We review profits attributable to a given manufacturing division or sales department in determining bonuses for their respective supervisors. We have granted 1,052,631 ordinary shares to certain employees under our 2008 Omnibus Incentive Plan. For a description of our share option plan, see “2008 Omnibus Incentive Plan” below.
     As required by Chinese regulations, we participate in various employee benefit plans that are organized by municipal and provincial governments, including pension, work-related injury benefits, medical and unemployment benefit plans. We are required under Chinese law to make contributions to these employee benefit plans at specified percentages of the salaries, bonuses, housing funds and certain allowances of our employees, up to a maximum amount specified by the local government from time to time. Members of the retirement plan are entitled to a pension equal to a fixed proportion of the salary prevailing at the member’s retirement date. The total amount expensed under our employee benefit plans in 2008 was RMB6.3 million for Duoyuan Beijing and RMB6.8 million for Duoyuan Langfang. The total amount expensed under our employee benefit plans in 2009 was RMB7.0 million ($1.0 million) for Duoyuan Beijing and RMB8.6 million ($1.3 million) for Duoyuan Langfang. Currently, we have made all mandatory employee benefit contributions for our employees.
Compensation
     In 2008, we paid an aggregate of RMB1.2 million in cash compensation to our executive officers and directors. We paid an aggregate of RMB0.1 million in 2008 for the pension and other social insurance contributions for our executive officers. For the year ended December 31, 2009, we paid an aggregate of approximately RMB2.9 million ($0.4 million) in cash compensation to our executive officers and directors and approximately RMB0.1 million ($15,884) for the pension and other social insurance contributions for our executive officers. As of May 31, 2010, we have granted Yuefeng Yu, Ping Wei, Charles Firlotte and A. David Nickols options to purchase 1,854, 2,061, 1,515 and 2,307 of our Ordinary Shares, respectively. Pursuant to our amended and restated employment agreement with Stephen C. Park, our chief financial officer, on June 24, 2009, we granted him an option to purchase up to 300,000 ordinary shares at the initial public offering price. One quarter of these options vested on June 24, 2009, with the remainder of the options vesting ratably on a monthly basis through June 24, 2012. These options will cease to vest if Mr. Park is terminated as an employee for any reason. Independent directors receive annual fees of approximately $30,000 and fees of $1,500 for each board meeting attended. Directors who are our employees or are designated by GEEMF III Holdings MU receive no fees for their services on the board of directors. All directors are entitled to reimbursement for their reasonable out-of-pocket travel expenditures. In August 2009 we adopted a director fee policy applicable to our independent directors. Pursuant to such policy, each of our independent directors is granted an initial option to purchase that number of our Ordinary Shares equal to USD $30,000 divided by the closing price of our ADSs on the New York Stock Exchange on the date of grant multiplied by 2 (to account for the 2:1 ratio of ordinary shares to ADSs (rounded up)), pursuant to the terms of the Company’s standard form of stock option agreement, which such option shall vest in equal installments on the three, six, nine and twelve-month anniversary of the grant date; provided, that the director continues to actively serve as a director on each such vesting date. The exercise price of such options shall be the closing price of the ADSs on the NYSE on the date of grant divided by 2. Thereafter, on the day after the first anniversary and the day after each subsequent anniversary of a director’s service on our Board of Directors, each of our independent directors shall be granted an option to purchase that number of Ordinary Shares of the Company equal to USD $30,000 divided by the closing price of our ADSs on the NYSE on the date of grant multiplied by 2 (to account for the 2:1 ratio of ordinary shares to ADSs (rounded up)), pursuant to the terms of the Company’s standard form of stock option agreement, which option shall vest in equal installments on the three, six, nine and twelve-month anniversary of the grant date; provided, that the director continues to actively serve as a director on each such vesting date. The exercise price of such options shall be the closing price of the ADSs on the NYSE on the date of grant divided by 2.
     The table below sets forth the option grants and restricted share issuances made to our directors and executive officers pursuant to our share incentive plan:

		Ordinary
		Shares
		Underlying	Exercise
		Outstanding	Price	Date of	Date of
Name	Type	Options	(US$/share)	Grant	Expiration
Stephen C. Park	Options	300,000	8.00	6/24/09	6/24/19
Lixin Wang	Restricted shares	80,050 ordinary shares	Not applicable	6/24/09	Not applicable
Ronglin Qiao	Restricted shares	38,700 ordinary shares	Not applicable	6/24/09	Not applicable
Yuefeng Yu	Options	1,854	16.18	8/12/09	8/12/19
Ping Wei	Options	2,061	14.56	8/26/09	8/26/19
Charles V. Firlotte	Options	1,515	19.80	11/26/09	11/26/19
A. David Nickols	Options	2,307	13.00	3/8/10	3/8/20
2008 Omnibus Incentive Plan
     A description of the provisions of our 2008 Omnibus Incentive Plan is set forth below. This summary is qualified in its entirety by the detailed provisions of the 2008 Omnibus Incentive Plan, which is incorporated by reference as an exhibit to this annual report.
     Our board of directors and our shareholders approved and adopted the 2008 Omnibus Incentive Plan, reserving 2,105,262 ordinary shares for future issuances thereunder on September 19, 2008 and September 29, 2008, respectively. The purpose of the 2008 Omnibus Incentive Plan is to attract and to encourage the continued employment and service of, and maximum efforts by, our officers, certain employees and other key individuals by offering those persons an opportunity to acquire or increase a direct proprietary interest in our operations and future success.
     We have granted 1,052,631 fully vested ordinary shares to certain employees, including members of our executive management team, but excluding our chief executive officer and chief financial officer, for no consideration, other than par value, which will be deemed paid by services already rendered to us.
Administration
     The 2008 Omnibus Incentive Plan is administered by the compensation committee. Subject to the terms of the 2008 Omnibus Incentive Plan, the compensation committee may select participants to receive awards, determine the types of awards and terms and conditions of awards, and interpret provisions of the 2008 Omnibus Incentive Plan.
     The ordinary shares issued or to be issued under the 2008 Omnibus Incentive Plan consist of authorized but unissued shares. If any ordinary shares covered by an award are not purchased or are forfeited, or if an award otherwise terminates without delivery of any ordinary shares, then the number of ordinary shares counted against the aggregate number of ordinary shares available under the plan with respect to the award will, to the extent of any such forfeiture or termination, again be available for making awards under the 2008 Omnibus Incentive Plan.
Eligibility
     Awards may be made under the 2008 Omnibus Incentive Plan to our employees, officers, directors, consultants or advisers or to any of our affiliates, and to any other individual whose participation in the 2008 Omnibus Incentive Plan is determined to be in our best interests by our board of directors.
Amendment or Termination of the Plan
     Our board of directors may terminate or amend the 2008 Omnibus Incentive Plan at any time and for any reason. No amendment, however, may adversely impair the rights of grantees with respect to outstanding awards. Further, unless terminated earlier, the 2008 Omnibus Incentive Plan shall terminate on September 19, 2018. Amendments will be submitted for shareholder approval to the extent required by applicable stock exchange listing requirements or other applicable laws.
Options
     The 2008 Omnibus Incentive Plan permits the granting of options to purchase ordinary shares intended to qualify as incentive share options under the Internal Revenue Code and share options that do not qualify as incentive share options, or non-qualified share options.
     The exercise price of each share option may not be less than 100% of the fair market value of our ADSs representing ordinary shares on the date of grant. In the case of certain 10% shareholders who receive incentive share options, the exercise price may not be less than 110% of the fair market value of our ADSs representing ordinary shares on the date of grant. An exception to these requirements is made for options that we grant in substitution for options held by employees of companies that we acquire. In such a case the exercise price is adjusted to preserve the economic value of the employee’s share option from his or her former employer.
     The term of each share option is fixed by the compensation committee and may not exceed ten years from the date of grant. The compensation committee determines at what time or times each option may be exercised and the period of time, if any, after retirement, death, disability or termination of employment during which options may be exercised.
     Options may be made exercisable in installments. The award agreement provides the vesting of the options. Exercisability of options may be accelerated by the compensation committee.
     In general, an optionee may pay the exercise price of an option by (1) cash or check (in U.S. dollars or Renminbi or other local currency as approved by the compensation committee, (2) ordinary shares held for such period of time as may be required by the compensation committee, (3) delivery of a notice of a market order with a broker with respect to ordinary shares then issuable upon exercise of an option, and that the broker has been directed to pay us a sufficient portion of net proceeds of the sale in satisfaction of the exercise price, provided that payment of such proceeds is then made to us upon settlement of such sale, (4) other property acceptable to the compensation committee with a fair market value equal to the exercise price, (5) cashless exercise or (6) any combination of the foregoing.
     Share options granted under the 2008 Omnibus Incentive Plan may not be sold, transferred, pledged, or assigned other than by will or under applicable laws of descent and distribution. However, we may permit limited transfers of non-qualified options for the benefit of immediate family members of grantees to help with estate planning concerns or pursuant to a domestic relations order in settlement of marital property rights.
Other Awards
     The compensation committee may also award under the 2008 Omnibus Incentive Plan:
•	ordinary shares subject to restrictions;

•	deferred ordinary shares, credited as deferred ordinary share units, but ultimately payable in the form of unrestricted ordinary shares in accordance with the terms of the grant or with the participant’s deferral election;

•	ordinary share units subject to restrictions;

•	unrestricted ordinary shares, which are ordinary shares issued at no cost or for a purchase price determined by the compensation committee which are free from any restrictions under the 2008 Omnibus Incentive Plan;

•	dividend equivalent rights entitling the grantee to receive credits for dividends that would be paid if the grantee had held a specified number of ordinary shares; or

•	a right to receive a number of ordinary shares or, in the discretion of the compensation committee, an amount in cash or a combination of ordinary shares and cash, based on the increase in the fair market value of the ADSs representing ordinary shares underlying the right during a stated period specified by the compensation committee.
Share Ownership
     Set forth below is certain information concerning the beneficial ownership of our ordinary shares as of May 31, 2010, by each of our directors and executive officers who beneficially owns our outstanding ordinary shares.

	Ordinary shares owned as of	Percentage
Shareholder	May 31, 2010 (1)	Ownership (2)
Wenhua Guo, our Director, Chairman and Chief Executive Officer	24,000,000	48.6%
Charles V. Firlotte, our Director	1,010	*
A. David Nickols, our Director	961	*
Ping Wei, our Director	1,889	*
Yuefeng Yu, our Director	1,700	*
Stephen C. Park, our Chief Financial Officer	156,250	*
Lixin Wang, our Chief Technology Officer	80,050	*
Ronglin Qiao, our Chief Operating Officer	38,700	*

All directors and executive officers as a group	24,280,560	49.2%

*	Less than 1%

(1)	Beneficial ownership is determined in accordance with the rules of the SEC.

(2)	For each person or group included in this table, percentage ownership is calculated by dividing the number of shares beneficially owned by such person or group by the sum of (1) 49,222,631, being the number of ordinary shares outstanding as of May 31, 2010, (2) the number of ordinary shares underlying share options held by such person or group that are exercisable within 60 days after May 31, 2010 and (3) the 1,052,631 fully vested ordinary shares to certain employees granted on June 29, 2009.
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

Major Shareholders
     The following table sets forth, as of May 31, 2010, the beneficial ownership of ordinary shares by each person known by us to beneficially own two percent or more of the outstanding ordinary shares (including ordinary shares represented by ADSs):

	Amount of	Percent of
Identity of Person or Group	Shares Owned	Class
Wenhua Guo, our Director, Chairman and Chief Executive Officer	24,000,000	48.6%
GEEMF III Holdings MU	4,430,000	9.0%
     The shares held by Mr. Guo and our other directors and executive officers have the same voting rights as the shares held by other stockholders.
     Mr. Guo is our controlling stockholder and serves as Chairman of our Board of Directors and our Chief Executive Officer. We are not otherwise directly or indirectly owned or controlled by another corporation or by any foreign government.
      As of December 31, 2009, we had 43,702,631 ordinary shares issued and outstanding, and Deutsche Bank Trust Company Americas, as the depositary of our ADS facility, was the only record holder of our common shares in the United States, holding approximately 29.0% of our total outstanding common shares. The number of beneficial owners of our ADSs in the United States is likely much larger than the number of record holders of our common shares in the United States.
     To the best of our knowledge, to date there are no arrangements which may result in a change of control of Duoyuan Global Water Inc.
Related Party Transactions
Intellectual Property Transfer
     On December 1, 2007, we entered into four separate agreements to transfer and assign all of our rights, title and interest in our trademarks to Duoyuan Investments Limited, our majority shareholder, without monetary consideration. We entered into these transfer agreements with our then sole shareholder to reflect and affirm the original intent and understanding of the parties that not just we, but any affiliate and subsidiary of Duoyuan Investments Limited, would have the right to use these trademarks. These trademarks were transferred to allow Duoyuan Investments Limited, as the sole owner and holder of the trademarks, to have the right to license these trademarks to its affiliates and subsidiaries. We received final regulatory approval for the transfer of these trademarks on July 21, 2008 and August 21, 2008. On September 17, 2008 and May 27, 2009, Duoyuan Investments Limited granted us an exclusive, royalty-free perpetual license to use these trademarks for our business. Such license would terminate upon certain events, including a change in control.

Registration Rights
     GEF and Chairman Guo are entitled to registration rights with respect to certain ordinary shares that they hold under a written agreement between us and such holders. This agreement requires us, upon request of the holders, from time to time to file registration statements to facilitate registered sales by those holders of ordinary shares in the United States. In addition, the agreement provides that these holders may require us to include their ordinary shares in registration statements filed by us relating to securities offerings of ordinary shares in the United States. We are required to indemnify the holders and any underwriters in connection with sales of ordinary shares pursuant to any of these registration statements and we are required to bear all expenses in connection with these registrations. See “Item 10. Additional Information — Registration Rights” for a more detailed description of these registration rights.
ITEM 8. FINANCIAL INFORMATION
Financial Statements
     See Item 18—“Financial Statements.”
Legal Proceedings
     There are no material legal proceedings, regulatory inquiries or investigations pending or threatened against us.
Dividend Distributions
     See Item 3—“Key Information—Dividends.”
Significant Changes
     Except as otherwise indicated above, no significant changes have occurred since the date of our annual financial statements included in this Form 20-F.
ITEM 9. THE OFFER AND LISTING
     Our ADSs were admitted for trading on the New York Stock Exchange on June 24, 2009 under the symbol “DGW”. Our ADSs are evidenced by ADRs issuable by Deutsche Bank Trust Company Americas, as depositary, pursuant to a Deposit Agreement.
     The following table sets forth the monthly high and low trading prices of our ADSs on the New York Stock Exchange for the periods indicated:

	High	Low
2009 (from June 24, 2009)
June	$25.97	$20.40
July	$31.75	$21.75
August	$36.00	$26.51
September	$36.39	$29.55
October	$43.65	$30.09
November	$41.96	$33.10
December	$44.00	$33.50
2010
January	$40.50	$27.34
February	$30.00	$23.15

	High	Low
March	$27.88	$25.10
April	$30.20	$24.97
May	$26.46	$19.40
June (through June 17, 2010)	$21.31	$19.01
     The high and low closing prices of the ADSs on the NYSE for the first quarter of 2010 were $40.50 and $23.15, respectively.
ITEM 10. ADDITIONAL INFORMATION
General
     We are a British Virgin Islands company incorporated with limited liability and our affairs are governed by the provisions of our memorandum and articles of association, as amended and restated from time to time, and by the provisions of applicable British Virgin Islands law.
     Our Fourth Amended and Restated Memorandum and Articles of Association, which became effective on June 2, 2009, authorize the issuance of up to 1,500,000,000 ordinary shares of a single class, each with a par value of $0.000033. As of December 31, 2009, 43,702,631 ordinary shares were issued, fully paid and outstanding.
     Our ADSs, each representing two of our ordinary shares, are listed on the New York Stock Exchange under the symbol “DGW”. Our ordinary shares will not be listed on any exchange or quoted for trading on any over-the-counter trading system.
      Each person owning a beneficial interest in our ADSs held through DTC must rely on the procedures thereof and on institutions that have accounts therewith to exercise any rights of a holder of our ADSs. Persons wishing to obtain certificates for their ADSs must make arrangements with DTC.
     For a summary of the material provisions of our ordinary shares and Fourth Amended and Restated Memorandum and Articles of Association, please see our Registration Statement on Form F-1, initially filed with the Securities and Exchange Commission on January 11, 2010.

Registration Rights
     Pursuant to an Investor Rights Agreement dated February 5, 2008, we have granted certain registration rights to holders of our registrable securities, which include ordinary shares owned, directly or indirectly, by our founder. Set forth below is a description of the registration rights granted under the agreement.
Demand Registration Rights
     Holders of at least 10% of registrable securities have the right to demand that we file a registration statement covering the offer and sale of their securities under the Securities Act during the five years following the date of our initial public offering on June 29, 2009, subject to certain limitations. We, however, are not obligated to effect a demand registration (1) during the period beginning on the 60th day prior to our good faith estimate of the filing date of, and ending on the 180th day after the effective date of, a public offering of our securities initiated by us; (2) if we have already effected three demand registrations; or (3) if the securities to be registered can be immediately registered on Form F-3, as applicable. We have the right to defer filing of a registration statement for up to 90 days under certain circumstances but we cannot exercise the deferral right more than once in any 12 month period.
Form F-3 Registration Rights
     When we are eligible to register our ordinary shares using Form F-3, holders of registrable securities then outstanding have the right to request that we file a registration statement under Form F-3 so long as the aggregate amount of securities to be sold under the registration statement exceeds $1 million. We, however, are not obligated to file a registration statement on Form F-3 (1) during the period beginning on the 30th day prior to our good faith estimate of the filing date of, and ending on the 90th day after the effective date of, a public offering of securities initiated by us, or (2) if we have already effected two registrations on Form F-3 within the 12 month period preceding the date of such request. We may defer filing of a registration statement on Form F-3 for up to 90 days under certain circumstances, but we cannot exercise the deferral right more than once in any 12 month period.
Piggyback Registration Rights
     If we propose to file a registration statement for a public offering of our securities other than certain excluded registrations, we must offer holders of registrable securities an opportunity to include in such registration all or any part of their registrable securities. We must use our best efforts to cause to be registered all of the registrable securities so requested to be registered. We have the right to terminate or withdraw any registration statement initiated by us before the effective date of such registration statement.
Expenses of Registration
     We will pay all expenses relating to any demand, piggyback or F-3 registration other than underwriting discounts, selling commissions and fees and disbursements for counsel for selling shareholders, if applicable. We are not required to pay the expenses of a demand registration if such registration request is subsequently withdrawn at the request of holders of at least ten percent of the registrable securities to be registered unless (1) a holder agrees to forfeit its right to one demand registration or (2) such holders learned of a material adverse change in the condition, business or prospects of the company and promptly withdrew the demand registration request as a result.
Indemnification
     We are required to indemnify any selling holders of our registrable securities and any underwriters engaged in connection with sales of our ordinary shares pursuant to these registration rights.
Description of American Depositary Shares
     Deutsche Bank Trust Company Americas is the depositary for our ADSs. Each ADS represents ownership of two shares deposited with the office in Hong Kong of Deutsche Bank AG, Hong Kong Branch, as custodian for the depositary. Each ADS also represents ownership of any other securities, cash or other property which may be held by the depositary. The depositary’s corporate trust office at which the ADSs are administered is located at 60 Wall Street, New York, NY 10005, USA. The principal executive office of the depositary is located at 60 Wall Street, New York, NY 10005, USA.
      The Direct Registration System, or DRS, is a system administered by DTC pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership is evidenced by periodic statements issued by the depositary to the ADS holders entitled thereto.
     As an ADS holder, we will not treat you as one of our shareholders and you will not have shareholder rights. British Virgin Islands law governs shareholder rights. The depositary is the holder of the shares underlying your ADSs. As a holder of ADSs, you will have ADS holder rights. A deposit agreement among us, the depositary and you, as an ADS holder, and the beneficial owners of ADSs sets out ADS holder rights as well as the rights and obligations of the depositary. The laws of the State of New York govern the deposit agreement and the ADSs.
     The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of American Depositary Receipt. For directions on how to obtain copies of those documents, see “Item 10. Documents on Display.”
Holding the ADSs
How will I hold my ADSs?
     You may hold ADSs either (1) directly (a) by having an American Depositary Receipt, or ADR, which is a certificate evidencing a specific number of ADSs, registered in your name, or (b) by holding ADSs in the DRS, or (2) indirectly through your broker or other financial institution. If you hold ADSs directly, you are an

ADS holder. This description assumes you hold your ADSs directly. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.
Dividends and Other Distributions
How will you receive dividends and other distributions on the shares?
     The depositary has agreed to pay to you the cash dividends or other distributions it or the custodian receives on shares or other deposited securities, after deducting its fees and expenses. You will receive these distributions in proportion to the number of shares your ADSs represent as of the record date (which will be as close as practicable to the record date for our shares) set by the depositary with respect to the ADSs.
•	Cash. The depositary will convert any cash dividend or other cash distribution we pay on the shares or any net proceeds from the sale of any shares, rights, securities or other entitlements into U.S. dollars if it can do so on a reasonable basis, and can transfer the U.S. dollars to the United States. If that is not possible or lawful or if any governmental approval is needed and cannot be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADR holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest.

•	Before making a distribution, any withholding taxes or other governmental charges, together with fees and expenses of the depositary, that must be paid will be deducted. See “Taxation” below. It will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some or all of the value of the distribution.

•	Shares. The depositary may, upon our timely instruction, distribute additional ADSs representing any shares we distribute as a dividend or free distribution to the extent reasonably practicable and permissible under law. The depositary will only distribute whole ADSs. It will try to sell shares which would require it to deliver a fractional ADS and distribute the net proceeds in the same way as it does with cash. If the depositary does not distribute additional ADSs, the outstanding ADSs will also represent the new shares. The depositary may sell a portion of the distributed shares sufficient to pay its fees and expenses in connection with that distribution.

•	Elective Distributions in Cash or Shares. If we offer holders of our shares the option to receive dividends in either cash or shares, the depositary, after consultation with us and having received timely notice of such elective distribution by us, has discretion to determine to what extent such elective distribution will be made available to you as a holder of the ADSs. We must first instruct the depositary to make such elective distribution available to you and furnish it with satisfactory evidence that it is legal to do so. The depositary could decide it is not legal or reasonably practicable to make such elective distribution available to you, or it could decide that it is only legal or reasonably practicable to make such elective distribution available to some but not all holders of the ADSs. In such case, the depositary shall, on the basis of the same determination as is made in respect of the shares for which no election is made, distribute either cash in the same way as it does in a cash distribution, or additional ADSs representing shares in the same way as it does in a share distribution. The depositary is not obligated to make available to you a method to receive the elective dividend in shares rather than in ADSs. There can be no assurance that you will be given the opportunity to receive elective distributions on the same terms and conditions as the holders of shares.

•	Rights to Purchase Additional Shares. If we offer holders of our securities any rights to subscribe for additional shares or any other rights, the depositary may after consultation with us and having received timely notice of such distribution by us, make these rights available to you. We must first instruct the depositary to make such rights available to you and furnish the depositary with satisfactory evidence that it is legal to do so. If the depositary decides it is not legal and reasonably practicable to make the rights available but that it is practicable to sell the rights, the depositary will use reasonable efforts to sell the rights and distribute the net proceeds in the same way as it does with cash. The depositary will allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them. If the depositary makes rights available to you, it will exercise the rights and purchase the shares on your behalf. The depositary will then deposit the shares and deliver ADSs to you. It will only exercise rights if you pay it the exercise price and any other charges the rights require you to pay. U.S. securities laws may restrict transfers and cancellation of the ADSs represented by shares purchased upon exercise of rights. For example, you may not be able to trade these ADSs freely in the United States. In this case, the depositary may deliver restricted depositary shares that have the same terms as the ADRs described in this section except for changes needed to put the necessary restrictions in place.

•	Other Distributions. Subject to receipt of timely notice from us with the request to make any such distribution available to you, and provided the depositary has determined such distribution is lawful and reasonably practicable and feasible and in accordance with the terms of the deposit agreement, the depositary will send to you anything else we distribute on deposited securities by any means it thinks is legal, fair and practicable. If it cannot make the distribution in that way, the depositary has a choice: it may decide to sell what we distributed and distribute the net proceeds in the same way as it does with cash; or, it may decide to hold what we distributed, in which case ADSs will also represent the newly distributed property. However, the depositary is not required to distribute any securities (other than ADSs) to you unless it receives satisfactory evidence from us that it is legal to make that distribution. The depositary may sell a portion of the distributed securities or property sufficient to pay its fees and expenses in connection with that distribution.
     The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. We have no obligation to register ADSs, shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, shares, rights or anything else to ADS holders. This means that you may not receive the distributions we make on our shares or any value for them if it is illegal or impractical for us to make them available to you.
Deposit, Withdrawal and Cancellation
How are ADSs issued?
     The depositary will deliver ADSs if you or your broker deposit shares or evidence of rights to receive shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names you request and will deliver the ADSs to or upon the order of the person or persons entitled thereto.
How do ADS holders cancel an American Depositary Share?
     You may turn in your ADSs at the depositary’s corporate trust office or by providing appropriate instructions to your broker. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the shares and any other deposited securities underlying the ADSs to you or a person you designate at the office of the custodian. Or, at your request, risk and expense, the depositary will deliver the deposited securities at its corporate trust office, if feasible.
How do ADS holders interchange between Certificated ADSs and Uncertificated ADSs?
     You may surrender your ADR to the depositary for the purpose of exchanging your ADR for uncertificated ADSs. The depositary will cancel that ADR and will send you a statement confirming that you are the owner of uncertificated ADSs. Alternatively, upon receipt by the depositary of a proper instruction from a holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the depositary will execute and deliver to you an ADR evidencing those ADSs.
Voting Rights
How do you vote?
     You may instruct the depositary to vote the deposited securities. Otherwise, you won’t be able to exercise your right to vote unless you withdraw the shares your ADSs represent. However, you may not know about the meeting enough in advance to withdraw the shares.

     If we ask for your instructions and upon timely notice from us, the depositary will notify you of the upcoming vote and arrange to deliver our voting materials to you. The materials will (1) describe the matters to be voted on and (2) explain how you may instruct the depositary to vote the shares or other deposited securities underlying your ADSs as you direct, including an express indication that such instruction may be given or deemed given in accordance with the last sentence of this paragraph if no instruction is received, to the depositary to give a discretionary proxy to a person designated by us. For instructions to be valid, the depositary must receive them on or before the date specified. The depositary will try, as far as practical, subject to the laws of the British Virgin Islands and the provisions of our constitutive documents, to vote or to have its agents vote the shares or other deposited securities as you instruct. The depositary will only vote or attempt to vote as you instruct. If we timely requested the depositary to solicit your instructions but no instructions are received by the depositary from an owner with respect to any of the deposited securities represented by the ADSs of that owner on or before the date established by the depositary for such purpose, the depositary shall deem that owner to have instructed the depositary to give a discretionary proxy to a person designated by us with respect to such deposited securities, and the depositary shall give a discretionary proxy to a person designated by us to vote such deposited securities. However, no such instruction shall be deemed given and no such discretionary proxy shall be given with respect to any matter if we inform the depositary we do not wish such proxy to be given, substantial opposition exists or the outcome of the matter materially and adversely affects the rights of holders of the shares.
     We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and there may be nothing you can do if your shares are not voted as you requested.
     In order to give you a reasonable opportunity to instruct the depositary as to the exercise of voting rights relating to deposited securities, if we request the depositary to act, we will try to give the depositary notice of any such meeting and details concerning the matters to be voted upon sufficiently in advance of the meeting date.

Payment of Taxes
     You will be responsible for any taxes or other governmental charges payable on your ADSs or on the deposited securities represented by any of your ADSs. The depositary may refuse to register any transfer of your ADSs or allow you to withdraw the deposited securities represented by your ADSs until such taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your ADSs to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to you any net proceeds, or send to you any property, remaining after it has paid the taxes. You agree to indemnify us, the depositary, the custodian and each of our and their respective agents, directors, employees and affiliates for, and hold each of them harmless from, any claims with respect to taxes (including applicable interest and penalties thereon) arising from any tax benefit obtained for you.
Reclassifications, Recapitalizations and Mergers

If we:	Then:
Change the nominal or par value of our shares	The cash, shares or other securities received by the depositary will become deposited securities.

Reclassify, split up or consolidate any of the deposited securities	Each ADS will automatically represent its equal share of the new deposited securities.

Distribute securities on the shares that are not distributed to you Recapitalize, reorganize, merge, liquidate, sell all or substantially all of our assets, or take any similar action	The depositary may distribute some or all of the cash, shares or other securities it received. It may also deliver new ADSs or ask you to surrender your outstanding ADRs in exchange for new ADRs identifying the new deposited securities.
Amendment and Termination
How may the deposit agreement be amended?
     We may agree with the depositary to amend the deposit agreement and the form of ADR and the ADSs without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, including expenses incurred in connection with foreign exchange control regulations and other charges specifically payable by ADS holders under the deposit agreement, or materially prejudices a substantial existing right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADSs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended.

How may the deposit agreement be terminated?
     The depositary will terminate the deposit agreement if we ask it to do so, in which case the depositary will give notice to you at least 90 days prior to termination. The depositary may also terminate the deposit agreement if the depositary has told us that it would like to resign and we have not appointed a new depositary within 90 days. In such case, the depositary must notify you at least 30 days before termination.
     After termination, the depositary and its agents will do the following under the deposit agreement but nothing else: collect distributions on the deposited securities, sell rights and other property and deliver shares and other deposited securities upon cancellation of ADSs after payment of any fees, charges, taxes or other governmental charges. Six months or more after termination, the depositary may sell any remaining deposited securities by public or private sale. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement, for the pro rata benefit of the ADS holders that have not surrendered their ADSs. It will not invest the money and has no liability for interest. The depositary’s only obligations will be to account for the money and other cash. After termination, our only obligations will be to indemnify the depositary and to pay fees and expenses of the depositary that we agreed to pay.
Books of Depositary
     The depositary will maintain ADS holder records at its depositary office. You may inspect such records at such office during regular business hours but solely for the purpose of communicating with other holders in the interest of business matters relating to the ADSs and the deposit agreement.
     The depositary will maintain facilities in New York to record and process the issuance, cancellation, combination, split-up and transfer of ADRs.
     These facilities may be closed from time to time, to the extent not prohibited by law or if any such action is deemed necessary or advisable by the depositary or us, in good faith, at any time or from time to time because of any requirement of law, any government or governmental body or commission or any securities exchange on which the ADRs or ADSs are listed, or under any provision of the deposit agreement or provisions of, or governing, the deposited securities, or any meeting of our shareholders or for any other reason.
Limitations on Obligations and Liability
Limits on our Obligations and the Obligations of the Depositary; Limits on Liability to Holders of ADSs
     The deposit agreement expressly limits our obligations and the obligations of the depositary. It also limits our liability and the liability of the depositary. We and the depositary:
•	are only obligated to take the actions specifically set forth in the deposit agreement without gross negligence or willful misconduct;

•	are not liable if either of us is prevented or delayed by law or circumstances beyond our control from performing our obligations under the deposit agreement, including, without limitation, requirements of any present or future law, regulation, governmental or regulatory authority or share exchange of any applicable jurisdiction, any present or future provisions of our memorandum and articles of association, on account of possible civil or criminal penalties or restraint, any provisions of or governing the deposited securities or any act of God, war or other circumstances beyond each of our control as set forth in the deposit agreement;

•	are not liable if either of us exercises, or fails to exercise, discretion permitted under the deposit agreement;

•	are not liable for the inability of any holder of ADSs to benefit from any distribution on deposited securities that is not made available to holders of ADSs under the terms of the deposit agreement, or for any special, consequential or punitive damages for any breach of the terms of the deposit agreement;

•	have no obligation to become involved in a lawsuit or other proceeding related to the ADSs, deposited securities or the deposit agreement on your behalf or on behalf of any other party;

•	may rely upon any documents we believe in good faith to be genuine and to have been signed or presented by the proper party;

•	disclaim any liability for any action/inaction in reliance on the advice or information of legal counsel, accountants, any person presenting shares for deposit, holders and beneficial owners (or authorized representatives) of ADRs, or any person believed in good faith to be competent to give such advice or information;

•	disclaim any liability for inability of any holder to benefit from any distribution, offering, right or other benefit made available to holders of deposited securities but not made available to holders of ADSs; and

•	disclaim any liability for any indirect, special, punitive or consequential damages.
     The depositary and any of its agents also disclaim any liability for any failure to carry out any instructions to vote, the manner in which any vote is cast or the effect of any vote or failure to determine that any distribution or action may be lawful or reasonably practicable or for allowing any rights to lapse in accordance with the provisions of the deposit agreement, the failure or timeliness of any notice from us, the content of any information submitted to it by us for distribution to you or for any inaccuracy of any translation thereof, any investment risk associated with the acquisition of an interest in the deposited securities, the validity or worth of the deposited securities, the credit-worthiness of any third party, or for any tax consequences that may result from ownership of ADSs, shares or deposited securities. In the deposit agreement, we and the depositary agree to indemnify each other under certain circumstances.
Requirements for Depositary Actions
     Before the depositary will issue, deliver or register a transfer of an ADS, make a distribution on an ADS, or permit withdrawal of shares, the depositary may require:
•	payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any shares or other deposited securities and payment of the applicable fees, expenses and charges of the depositary;

•	satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

•	compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.
     The depositary may refuse to issue and deliver ADSs or register transfers of ADSs generally when the register of the depositary or our transfer books are closed or at any time if the depositary or we think it is necessary or advisable to do so.
Your Right to Receive the Shares Underlying Your ADRs
     You have the right to cancel your ADSs and withdraw the underlying shares at any time except:
•	when temporary delays arise because: (1) the depositary has closed its transfer books or we have closed our transfer books; (2) the transfer of shares is blocked to permit voting at a shareholders’ meeting; or (3) we are paying a dividend on our shares;

•	when you owe money to pay fees, taxes and similar charges; or

•	when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of shares or other deposited securities.
     This right of withdrawal may not be limited by any other provision of the deposit agreement.

Pre-release of ADSs
     The deposit agreement permits the depositary to deliver ADSs before deposit of the underlying shares. This is called a pre-release of the ADSs. The depositary may also deliver shares upon cancellation of prereleased ADSs (even if the ADSs are canceled before the pre-release transaction has been closed out). A prerelease is closed out as soon as the underlying shares are delivered to the depositary. The depositary may receive ADSs instead of shares to close out a pre-release. The depositary may pre-release ADSs only under the following conditions: (1) before or at the time of the pre-release, the person to whom the pre-release is being made represents to the depositary in writing that it or its customer (a) owns the shares or ADSs to be deposited, (b) assigns all beneficial rights, title and interest in such shares or ADSs to the depositary for the benefit of the owners, (c) will not take any action with respect to such shares or ADSs that is inconsistent with the transfer of beneficial ownership, (d) indicates the depositary as owner of such shares or ADSs in its records, and (e) unconditionally guarantees to deliver such shares or ADSs to the depositary or the custodian, as the case may be; (2) the pre-release is fully collateralized with cash or other collateral that the depositary considers appropriate; and (3) the depositary must be able to close out the pre-release on not more than five business days’ notice. Each pre-release is subject to further indemnities and credit regulations as the depositary considers appropriate. In addition, the depositary will limit the number of ADSs that may be outstanding at any time as a result of pre-release, although the depositary may disregard the limit from time to time, if it thinks it is appropriate to do so, including (1) due to a decrease in the aggregate number of ADSs outstanding that causes existing pre-release transactions to temporarily exceed the limit stated above or (2) where otherwise required by market conditions.
Direct Registration System
     In the deposit agreement, all parties to the deposit agreement acknowledge that the DRS and Profile Modification System, or Profile, will apply to uncertificated ADSs upon acceptance thereof to DRS by the DTC. DRS is the system administered by DTC pursuant to which the depositary may register the ownership of uncertificated ADSs, which ownership shall be evidenced by periodic statements issued by the depositary to the ADS holders entitled thereto. Profile is a required feature of DRS which allows a DTC participant, claiming to act on behalf of an ADS holder, to direct the depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the depositary of prior authorization from the ADS holder to register such transfer. In connection with and in accordance with the arrangements and procedures relating to DRS/Profile, the parties to the deposit agreement understand that the depositary will not verify, determine or otherwise ascertain that the DTC participant which is claiming to be acting on behalf of an ADS holder in requesting registration of transfer and delivery described in the paragraph above has the actual authority to act on behalf of the ADS holder (notwithstanding any requirements under the Uniform Commercial Code). In the deposit agreement, the parties agree that the depositary’s reliance on, and compliance with, instructions received by the depositary through the DRS/Profile System and in accordance with the deposit agreement, shall not constitute negligence or bad faith on the part of the depositary.
Material Contracts
     We have not entered into any material contracts other than in the ordinary course of business and other than those described in “Item 4. Information on the Company” and in “Item 7. Major Shareholders and Related Party Transactions” or elsewhere in this Annual Report on Form 20-F.
PRC Regulation of Foreign Currency Exchange and Dividend Distribution
Foreign currency exchange
     The principal regulations governing foreign currency exchange in China are the Foreign Exchange
     Control Regulations (1996), as amended. Under these regulations, the Renminbi is convertible for current account items, including the distribution of dividends, interest payments, trade and service-related foreign exchange transactions. Conversion of the Renminbi for capital account items, such as direct investment, loans, repatriation of investment and investment in securities outside China, however, is still subject to the approval of the SAFE or its competent local branch.
     The dividends paid by a subsidiary to its shareholder are deemed income of the shareholder and are taxable in China. Pursuant to the Administration Rules of the Settlement, Sale and Payment of Foreign Exchange (1996), foreign-invested enterprises in China may purchase or remit foreign exchange, subject to a cap approved by the SAFE, for settlement of current account transactions without the approval of the SAFE. Foreign exchange transactions under the capital account are still subject to limitations and require approvals from, or registration with, the SAFE and other relevant Chinese governmental authorities, or their competent local branches.
Dividend distribution
     The principal regulations governing distribution of dividends of foreign holding companies include the Foreign Investment Enterprise Law (1986), as amended, and the Administrative Rules under the Foreign Investment Enterprise Law (2001). Under these regulations, foreign-invested enterprises in China may pay dividends only out of their accumulated profits, if any, determined in accordance with Chinese accounting standards and regulations. In addition, foreign-invested enterprises in China are required to allocate at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds unless these reserves have reached 50% of the registered capital of the enterprises. These reserves are not distributable as cash dividends. Our Chinese subsidiaries, which are all foreign-invested enterprises, are restricted from distributing any dividends to us until they have met these requirements set out in the regulations.
     According to the new EIT law and the implementation rules on the new EIT law, if a foreign legal person is not deemed to be a resident enterprise for Chinese tax purposes, dividends generated after January 1, 2008 and paid to this foreign enterprise from business operations in China will be subject to a 10% withholding tax, unless such foreign enterprise’s jurisdiction of incorporation has a tax treaty with the PRC that provides for a different withholding arrangement.
     Under the new EIT law and its implementation rules, if an enterprise incorporated outside China has its “de facto management bodies” located within China, such enterprise would be classified as a resident enterprise and thus would be subject to an enterprise income tax rate of 25% on all of its income on a worldwide basis, with the possible exclusion of dividends received directly from another Chinese tax resident.
SAFE regulations on overseas investment of Chinese residents and employee share options or stock holding plans
     According to the SAFE Rules, Chinese residents, including both legal persons and natural persons, who reside in China, are required to register with the SAFE or its local branch before establishing or controlling any company outside China, referred to in the SAFE Rules as an “offshore special purpose company,” for the purpose of financing that offshore company with their ownership interests in the assets of or their interests in any Chinese enterprise. In addition, a Chinese resident that is a shareholder of an offshore special purpose company is required to amend its SAFE registration with the local SAFE branch with respect to that offshore special purpose company in connection with the injection of equity interests or assets of a Chinese enterprise in the offshore company or overseas fund raising by the offshore company, or any other material change in the capital of the offshore company, including any increase or decrease of capital, transfer or swap of share, merger, division, long-term equity or debt investment or creation of any security interest. The registration and filing procedures under SAFE Rules are prerequisites for other approval and registration procedures necessary for capital inflow from the offshore entity, such as inbound investments or shareholder loans, or capital outflow to the offshore entity, such as the payment of profits or dividends, liquidating distributions, equity sale proceeds, or the return of funds upon a capital reduction. The SAFE Rules retroactively required registration by March 31, 2006 of direct or indirect investments previously made by Chinese residents in offshore companies. If a Chinese shareholder with a direct or indirect stake in an offshore parent company fails to make the required SAFE registration, the Chinese subsidiaries of such offshore parent company may be prohibited from making distributions of profit to the offshore parent and from paying the offshore parent proceeds from any reduction in capital, share transfer or liquidation in respect of the Chinese subsidiaries. Further, failure to comply with the various SAFE registration requirements described above could result in liability under Chinese law for violation of the relevant rules relating to foreign exchange.

     Our majority shareholder is Duoyuan Investments Limited, which is wholly owned by Wenhua Guo, our chairman and chief executive officer and a Chinese resident as defined in the SAFE Rules. Mr. Guo has registered with the relevant branch of SAFE, as currently required, in connection with his interests in us and our acquisitions of equity interests in our Chinese subsidiaries. Furthermore, as required by SAFE Rules, our 2008 Omnibus Incentive Plan has been filed with the SAFE or its authorized branch. Mr. Guo has updated his SAFE registration to reflect the completion of our initial public offering in June 2009 and the completion of our follow-on offering in February 2010, his interest in Duoyuan Investments Limited and filing the 2008 Omnibus Incentive Plan with the SAFE. We attempt to comply and attempt to ensure that each of our Chinese resident shareholders, who is subject to the SAFE Rules and other related rules, complies with the relevant requirements of the SAFE Rules. However, we cannot provide any assurances that our Chinese resident shareholders will fully comply with all applicable registrations or approvals required by the SAFE Rules. Moreover, because of uncertainty over how the SAFE Rules will be interpreted and implemented, and how or whether the SAFE Rules will apply to us, we cannot predict how it will affect our business operations or future strategies. For example, our present and prospective Chinese subsidiaries’ ability to conduct foreign exchange activities, such as the remittance of dividends and foreign currency denominated borrowings, may be subject to compliance with the SAFE Rules by Mr. Guo or our other Chinese resident shareholders. In addition, such Chinese residents may not always be able to complete the necessary registration procedures required by the SAFE Rules. We also have little control over either our present or prospective direct or indirect shareholders or the outcome of such registration procedures. The failure or inability by Mr. Guo or our other Chinese resident shareholders to comply with the SAFE Rules, if SAFE requires it, may subject them to fines or other sanctions and may also limit our ability to contribute additional capital into or provide loans to our Chinese subsidiaries (including using our net proceeds from our February 2010 follow-on offering for these purposes), limit our Chinese subsidiaries’ ability to pay dividends to us, repay shareholder loans or otherwise distribute profits or proceeds from any reduction in capital, share transfer or liquidation to us, or otherwise adversely affect us. Failure by our Chinese resident shareholders to comply with SAFE filing requirements described above could result in liability to these shareholders or our Chinese subsidiaries under Chinese laws for evasion of applicable foreign exchange restrictions.
     On December 25, 2006, the People’s Bank of China, or PBOC, issued the Administration Measures on Individual Foreign Exchange Control, and the corresponding Implementation Rules were issued by SAFE on January 5, 2007. Both of these regulations became effective on February 1, 2007. According to these regulations, all foreign exchange matters relating to employee stock holding plans, share option plans or similar plans in which PRC citizens’ participation require approval from the SAFE or its authorized branch. On March 28, 2007, SAFE promulgated the Application Procedure of Foreign Exchange Administration for Domestic Individuals Participating in Employee Stock Option Holding Plan or Stock Option Plan of Overseas Listed Company, or the Stock Option Rule. The purpose of the Stock Option Rule is to regulate foreign exchange administration of Chinese citizens who participate in employee stock holding plans and share option plans of offshore listed companies. According to the Stock Option Rule, if a Chinese citizen participates in any employee stock holding plans or share option plans of an offshore listed company, a Chinese domestic agent or the Chinese subsidiary of the offshore listed company is required to file, on behalf of the individual, an application with the SAFE to obtain approval for an annual allowance with respect to the purchase of foreign exchange in connection with stock holding or share option exercises. This restriction exists because a Chinese citizen may not directly use offshore funds to purchase stock or exercise share options. Concurrent with the filing of the required application with the SAFE, the Chinese domestic agent or the Chinese subsidiary must obtain approval from the SAFE to open a special foreign exchange account at a Chinese domestic bank to hold the funds required in connection with the stock purchase or option exercise, any returned principal profits upon sales of stock, any dividends issued on the stock and any other income or expenditures approved by the SAFE. The Chinese domestic agent or the Chinese subsidiary also is required to obtain approval from the SAFE to open an offshore special foreign exchange account at an offshore trust bank to hold offshore funds used in connection with any employee stock holding plans.
     All proceeds obtained by a Chinese citizen from dividends acquired from the offshore listed company through employee stock holding plans or share option plans, or sales of the offshore listed company’s stock acquired through other methods, must be remitted back to China after relevant offshore expenses are deducted. The foreign exchange proceeds from these sales can be converted into Renminbi or transferred to the individuals’ foreign exchange savings account after the proceeds have been remitted back to the special foreign exchange account opened at a Chinese bank. If share options are exercised and the corresponding shares are sold in a cashless exercise, the Chinese individuals exercising them are required to remit the proceeds to the special foreign exchange account. We are an offshore listed company and as a result, we and our Chinese employees who have been granted share options or shares under our 2008 Omnibus Incentive Plan are subject to the Stock Option Rule. We are in the process of filing with the SAFE and undertaking certain other procedures according to the Stock Option Rule.

     If we or our Chinese employees fail to comply with the Stock Option Rule, we and/or our Chinese employees may face sanctions imposed by foreign exchange authority or any other Chinese government authorities.
Taxation
The following sets forth the material British Virgin Islands, Chinese and U.S. federal income tax consequences of an investment in our ordinary shares or ADSs. It is based upon laws and relevant interpretations thereof in effect as of the date of this annual report, all of which are subject to change. This discussion does not deal with all possible tax consequences relating to an investment in our ordinary shares or ADSs, such as the tax consequences under state, local and other tax laws.
British Virgin Islands Taxation
     Under the BVI Act as currently in effect, a holder of ordinary shares who is not a resident of the British Virgin Islands is exempt from British Virgin Islands income tax on dividends paid with respect to the ordinary shares and all holders of ordinary shares are not liable to the British Virgin Islands for income tax on gains realized during that year on sale or disposal of such shares. The British Virgin Islands does not impose a withholding tax on dividends paid by a company incorporated or re-registered under the BVI Act.
     There are no capital gains, gift or inheritance taxes levied by the British Virgin Islands on companies incorporated or re-registered under the BVI Act. In addition, shares of companies incorporated or re-registered under the BVI Act are not subject to transfer taxes, stamp duties or similar charges.
     There is no income tax treaty or convention currently in effect between the United States and the British Virgin Islands or between China and the British Virgin Islands.
People’s Republic of China Taxation
     In 2007, the PRC National People’s Congress enacted the PRC Enterprise Income Tax Law and related implementation rules, or the new EIT law, which became effective on January 1, 2008. The New EIT Law provides that enterprises established outside China whose “de facto management bodies” are located in China are considered “tax resident enterprises” and will generally be subject to the uniform 25% enterprise income tax rate as to their global income. In addition, a recent circular issued by the State Administration of Taxation on April 22, 2009 regarding the standards used to classify certain Chinese-invested enterprises established outside of China as “resident enterprises” clarified that dividends and other income paid by such “resident enterprises” will be considered to be PRC source income, subject to PRC withholding tax, currently at a rate of 10%, when recognized by non-PRC enterprise shareholders. This recent circular also subjects such “resident enterprises” to various reporting requirements with the PRC tax authorities. Under the implementation regulations to the enterprise income tax, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and other assets of an enterprise. In addition, the recent circular mentioned above details that certain Chinese-invested enterprises will be classified as “resident enterprises” if the following are located or resident in China: senior management personnel and departments that are responsible for daily production, operation and management; financial and personnel decision making bodies; key properties, accounting books, company seal, and minutes of board meetings and shareholders’ meetings; and half or more of the senior management or directors having voting rights.
     Currently, there are no detailed rules or precedents governing the procedures and specific criteria for determining “de facto management bodies” which are applicable to our company. A substantial majority of the members of our management team are located in China. If our company is considered a PRC tax resident enterprise for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. First, our company will be subject to the uniform 25% enterprise income tax rate as to our global income as well as PRC enterprise income tax reporting obligations. Second, although under the New EIT Law and the Implementing Rules dividends paid to us from our PRC subsidiaries would qualify as “tax-exempted income”, we can not assure you that such dividends will not be subject to a 10% withholding tax, as the PRC foreign exchange control authorities, which enforce the withholding tax, have not yet issued guidance with respect to the processing of outbound remittances to entities that are treated as resident enterprises for PRC enterprise income tax purposes. Finally, dividends payable by us to our investors and gain on the sale of our shares may become subject to PRC withholding tax.
U.S. Federal Income Taxation
     The following is a discussion of certain material U.S. federal income tax consequences to U.S. holders (as defined below) of purchasing, owning and disposing of our shares and ADSs. This discussion does not address any aspects of U.S. federal gift or estate tax or the state, local or non-U.S. tax consequences of an investment in our shares or ADSs.
YOU SHOULD CONSULT YOUR OWN TAX ADVISORS CONCERNING THE U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES OF PURCHASING, OWNING AND DISPOSING OF OUR SHARES OR ADSs IN YOUR PARTICULAR SITUATION.
     This discussion applies only to those investors that hold shares or ADSs as capital assets within the meaning of section 1221 of the Code. This section does not apply to U.S. holders that may be subject to special tax rules, including but not limited to:
•	dealers in securities or currencies;

•	traders in securities that elects to use a mark-to-market method of accounting for your securities holdings;

•	banks, insurance companies or certain financial institutions;

•	tax-exempt organizations;

•	partnerships or other entities treated as partnerships or other pass-through entities for U.S. federal income tax purposes or persons holding ADSs or ordinary shares through such entities;

•	regulated investment companies or real estate investment trusts;

•	holders liable for alternative minimum tax;

•	holders that actually or constructively owns 10% or more of the total combined voting power of all classes of our shares entitled to vote;

•	holders that holds shares or ADSs as part of a straddle, hedging or conversion transaction; or

•	holders whose functional currency is not the U.S. dollar.
     This section is based on the U.S. Internal Revenue Code of 1986, as amended, or the Code, its legislative history, existing and proposed U.S. Treasury regulations, published rulings and other administrative guidance of the U.S. Internal Revenue Service and court decisions, all as in effect on the date hereof. These laws are subject to change or different interpretation by the U.S. Internal Revenue Service or a court, possibly on a retroactive basis.
     For purposes of the U.S. federal income tax discussion below you are a “U.S. holder” if you beneficially own our shares or ADSs and are:
•	a citizen or resident of the United States for U.S. federal income tax purposes;

•	a corporation, or other entity taxable as a corporation, organized under the laws of the United States, any state thereof or the District of Columbia;

•	an estate whose income is subject to U.S. federal income tax regardless of its source; or

•	a trust, if (a) a U.S. court can exercise primary supervision over the trust’s administration and one or more U.S. persons are authorized to control all substantial decisions of the trust, or (b) if the trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.
     If a partnership (including for this purpose any entity treated as a partnership for U.S. tax purposes) is a beneficial owner of our shares or ADSs, the U.S. tax treatment of a partner in the partnership generally will depend on the status of the partner and the activities of the partnership. A holder of our shares or ADSs that is a partnership or partners in such a partnership should consult their own tax advisors about the U.S. federal income tax consequences of holding and disposing of our shares or ADSs.
     For U.S. federal income tax purposes, holders of our ADSs will be treated as the owners of shares represented by such ADSs.
     Taxation of Dividends and Other Distributions
     Subject to the passive foreign investment company, or PFIC, rules discussed below, the gross amount of any distributions with respect to your ADSs or shares will generally be treated as dividend income if the distributions are made from our current or accumulated earnings and profits, calculated according to U.S. federal income tax principles. Dividends will generally be subject to U.S. federal income tax as ordinary income on the day you actually or constructively receive such income. If you are a non-corporate U.S. holder, including an individual, and have held your ADSs or shares for a sufficient period of time, dividend distributions on our ADSs or shares will generally constitute qualified dividend income taxed at a preferential rate (generally 15% for dividend distributions before January 1, 2011) as long as our ADSs or shares continue to be readily tradable on the New York Stock Exchange or another established securities market in the United States. You should consult your own tax advisor as to the rate of tax that will be applied to you with respect to dividend distributions, if any, you receive from us.
     Dividends will not be eligible for the dividends-received deduction allowed to U.S. corporations in respect of dividends received from other U.S. corporations. If we distribute non-cash property as a dividend (other than pro rata distributions of our shares) out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes), you generally will include in income an amount equal to the fair market value of the property, on the date that it is distributed.
     Distributions in excess of current and accumulated earnings and profits, as determined for U.S. federal income tax purposes, will be treated as a non-taxable return of capital to the extent of your basis in your shares or ADSs and thereafter as capital gain. However, we do not plan on calculating our earnings and profits for U.S. federal income tax purposes, and U.S. holders therefore should generally assume that any distributions paid by us are paid out of our earnings and profits for this purpose.
     Taxation of Dispositions of ADSs or Shares
     Subject to the PFIC rules discussed below, if you are a U.S. holder and you sell or otherwise dispose of your shares or ADSs, you will recognize capital gain or loss for U.S. federal income tax purposes equal to the difference between the amount that you realize and your tax basis in your shares or ADSs. Prior to January 1, 2011, capital gains of a non-corporate U.S. holder are generally taxed at a maximum rate of 15% where the property is held for more than one year. Your ability to deduct capital losses is subject to limitations.
     Passive Foreign Investment Company
     We do not expect to be a PFIC for U.S. federal income tax purposes for the current tax year or in the foreseeable future. The determination of whether or not we are a PFIC in respect of any of our taxable years is a factual determination that cannot be made until the close of the applicable tax year and that is based on the types of income we earn and the value and composition of our assets (including goodwill), all of which are subject to change. Therefore, we can make no assurances that we will not be a PFIC in respect of our current taxable year or in the future. Our special U.S. counsel expresses no opinion with respect to our expectations contained in this paragraph.
     In general, we will be a PFIC in any taxable year if either:
•	at least 75% of our gross income for the taxable year is passive income; or

•	at least 50% of the value, determined on the basis of a quarterly average, of our assets is attributable to assets that produce or are held for the production of passive income.
     Passive income includes dividends, interest, royalties, rents (other than certain rents and royalties derived in the active conduct of a trade or business), the excess of gains over losses from certain types of transactions in commodities, annuities and gains from assets that produce passive income. We will be treated as owning our proportionate share of the assets and earning our proportionate share of the income of any corporation which we own, directly or indirectly, at least 25% (by value) of the stock.
     If we are treated as a PFIC, and you are a U.S. holder that did not make a mark-to-market election, as described below, you will be subject to special rules with respect to:
•	any gain you realize on the sale or other disposition of your shares or ADSs; and

•	any excess distribution that we make to you (generally, any distributions to you during a single taxable year that are greater than 125% of the average annual distributions received by you in respect of the shares or ADSs during the three preceding taxable years or, if shorter, your holding period for the shares or ADSs).
     Under these rules:
•	the gain or excess distribution will be allocated ratably over your holding period for the shares and ADSs;

•	the amount allocated to the taxable year in which you realized the gain or excess distribution will be taxed as ordinary income;

•	the amount allocated to each prior year in respect of which we were, or were treated as, a PFIC generally will be taxed at the highest tax rate in effect for that year; and

•	the interest charge generally applicable to underpayments of tax will be imposed in respect of the tax attributable to each such year.
     Special rules apply for calculating the amount of the foreign tax credit with respect to excess distributions by a PFIC.
     If we were a PFIC in any taxable year during which you held our ADSs or ordinary shares, under certain attribution rules, you will be deemed to own your proportionate share of lower-tier PFICs, and will be subject to U.S. federal income tax on (a) a distribution on the shares of a lower-tier PFIC and (b) a disposition of shares of a lower-tier PFIC, both as if you directly held the shares of such lower-tier PFIC.
     If you own shares in a PFIC that are treated as marketable stock, you may make a mark-to-market election. Our ADSs or shares will be “marketable” as long as they remain regularly traded on a national securities exchange, such as the New York Stock Exchange. If you make this election in a timely fashion, you will not be subject to the PFIC rules described above. Instead, in general, you will include as ordinary income each year the excess, if any, of the fair market value of your shares or ADSs at the end of the taxable year over your adjusted basis in your shares or ADSs. Any ordinary income resulting from this election would generally be taxed at ordinary income tax rate and would not be eligible for the reduced rate of tax applicable to qualified dividend income. You will also be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted basis of your shares or ADSs over the fair market value at the end of the taxable year (but only to the extent of the net amount of previously included income as a result of the mark-to-market election). Your basis in the shares or ADSs will be adjusted to reflect any such income or loss amounts. The mark-to-market election will not be available for any lower-tier PFIC that is deemed to be owned pursuant to the attribution rules discussed above. You should consult your own tax advisor regarding potential advantages and disadvantages to you of making a mark-to-market election with respect to your ADSs or shares.
     We do not intend to furnish you with the information that you would need in order to make a “qualified electing fund” election to include your share of its income on a current basis and you will, therefore, not be able to make or maintain such election with respect to your ADSs or shares.

     If you own our shares or ADSs during any year that we are a PFIC, you must file U.S. Internal Revenue Service Form 8621 regarding your shares or ADSs and the gain realized on the disposition of the shares or ADSs. The reduced tax rate for dividend income, discussed in “Taxation of Dividends,” is not applicable to dividends paid by a PFIC. You should consult with your own tax advisor regarding reporting requirements with respect to your shares or ADSs.
Information Reporting and Backup Withholding
     In general, dividend payments with respect to our ADSs or shares and the proceeds received on the sale or other disposition of our ADSs or shares may be subject to information reporting to the IRS and to backup withholding (currently imposed at a rate of 28%). Backup withholding will not apply, however, if you (a) are a corporation or come within certain other exempt categories and, when required, can demonstrate that fact or (b) provide a taxpayer identification number, certify as to no loss of exemption from backup withholding and otherwise comply with the applicable backup withholding rules. To establish your status as an exempt person, you will generally be required to provide certification on IRS Form W-9. Any amounts withheld from payments to you under the backup withholding rules will be allowed as a refund or a credit against your U.S. federal income tax liability, provided that you timely furnish the required information to the IRS.
     PROSPECTIVE PURCHASERS OF OUR ADSS OR SHARES SHOULD CONSULT WITH THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AS WELL AS ANY ADDITIONAL TAX CONSEQUENCES RESULTING FROM PURCHASING, HOLDING OR DISPOSING OF OUR ADSS OR SHARES, INCLUDING THE APPLICABILITY AND EFFECT OF THE TAX LAWS OF ANY STATE, LOCAL OR NON-U.S. JURISDICTION, INCLUDING ESTATE, GIFT, AND INHERITANCE LAWS.
Documents on Display
     We are subject to the informational requirements of the Securities Exchange Act of 1934 that are applicable to foreign private issuers, and in accordance therewith we file reports and other information with the SEC. Reports and other information filed by us are available for inspection and copying, upon payment of fees prescribed by the SEC, at the Public Reference Room maintained by the SEC at 100 F Street, N.E., Washington, DC 20549. Copies of such material are also available for a fee by sending an electronic mail message to the internet group mailbox publicinfo@sec.gov, by fax at (202) 777-1027 or by mail to 100 F Street, N.E., Washington, DC 20549. Please call the SEC at
1-800-SEC-0330 for more information on the Public Reference Room. In addition, such material may also be inspected and copied at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005. The public may also view our annual reports and other documents filed with the SEC on the Internet at www.sec.gov.
     As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the Securities and Exchange Commission as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we intend to furnish the depositary with our annual reports, which will include a review of operations and annual audited financial statements prepared in conformity with U.S. GAAP, and all notices of shareholders’ meetings and other reports and communications that are made generally available to our shareholders. The depositary will make such notices, reports and communications available to holders of our ADSs and, upon our request, will mail to all record holders of our ADSs the information contained in any notice of a shareholders’ meeting received by the depositary from us. We also intend to furnish to the Securities and Exchange Commission under Form 6-K quarterly reports containing certain unaudited financial information.
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
Interest Rate Risk
     We are exposed to interest rate risk due primarily to our short-term notes. As of December 31, 2009, we had one short-term note of RMB20.0 million ($2.9 million), in the aggregate, and cash on hand and in banks of RMB918.7 million ($134.6 million). Although the interest rates on our short-term notes are fixed during their respective terms, the terms are typically 12 months or less and the interest rates are subject to change upon renewal. The interest rates on our short-term notes are determined by reference to the benchmark interest rates set by the People’s Bank of China, or the PBOC. Since April 28, 2006, the PBOC has increased the benchmark interest rate of Renminbi bank notes with a term of 6 to 12 months 12 times, seven consecutive increases followed by five consecutive decreases, by 0.27% on most occasions. As a result, from 2006 to 2009, the benchmark interest rate for these Renminbi bank notes increased from 5.85% to 7.47% then decreased to 5.31% and the interest rate applicable to us increased from 6.696% to 8.217% then decreased to 5.841% over the same period. Any future increase in the PBOC’s benchmark interest rate will result in an increase in our interest expense. A 1.0% increase in the annual interest rates for all of our credit facilities as of December 31, 2009 would decrease income before income taxes by approximately RMB200,000 ($29,300) for 2009. We monitor interest rates in conjunction with our cash requirements to determine the appropriate level of debt balances relative to other sources of funds. We have not entered into any hedging transactions in an effort to reduce our exposure to interest rate risk.
Foreign Exchange Risk
     Although the conversion of the Renminbi is highly regulated in China, the value of the Renminbi against the value of the U.S. dollar (or any other currency) may fluctuate and be affected by, among other things, changes in China’s political and economic conditions. Under the currency policy in effect in China today, the Renminbi is permitted to fluctuate in value within a narrow band against a basket of certain foreign currencies. China is currently under significant international pressures to liberalize this currency policy, and if such liberalization occur, the value of the Renminbi could appreciate or depreciate against the U.S. dollar.
     All of our revenue and expenses are denominated in Renminbi. We use the Renminbi as the reporting and functional currency for our financial statements.
     Fluctuations in the exchange rate between the U.S. dollar and the Renminbi will affect the relative purchasing power of our cash assets, our balance sheet and our financial results in U.S. dollars. For example, to the extent that we need to convert U.S. dollars into Renminbi for our operations, appreciation of the Renminbi against the U.S. dollar would have an adverse effect on the Renminbi amount that we receive from the conversion. Conversely, if we decide to convert our Renminbi into U.S. dollars for the purpose of making dividend payments on our ordinary shares or ADSs or for other business purposes, appreciation of the U.S. dollar against the Renminbi would have a negative effect on the U.S. dollar amount available to us. In addition, fluctuations in the exchange rate would affect our financial results translated in U.S. dollar terms without giving effect to any underlying change in our business or results of operations.
     Since our exposure to foreign exchange risks is limited, we have not used any forward contracts or currency borrowings to hedge our exposure and do not currently intend to do so.
Inflation
     Inflationary factors, such as increases in the cost of our products and overhead costs, could impair our operating results. Although we do not believe that inflation has had a material impact on our financial position or results of operations to date, a high rate of inflation in the future may have an adverse effect on our ability to maintain current levels of gross profit and selling, general and administrative expenses as a percentage of revenue if the selling prices of our products do not increase with these increased costs.
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
     American Depositary Shares

Persons Depositing or Withdrawing Shares Must Pay:	For:

$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property
Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$0.02 (or less) per ADS	Any distribution of cash, shares, rights or other entitlements to you not made pursuant to a cancellation or withdrawal

A fee equivalent to the fee that would be payable if securities distributed to you had been shares and the shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS holders

$0.02 (or less) per ADSs per calendar year	Depositary services

Registration or transfer fees	Transfer and registration of shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Expenses of the depositary	Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)

Converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian have to pay on any ADS or share underlying an ADS, including any applicable interest and penalties thereon and any share transfer or other taxes or governmental charges, for example, stock transfer taxes, stamp duty or withholding taxes
As necessary
Any charges incurred by the depositary or its agents for servicing the deposited securities	As necessary
     Deutsche Bank Trust Company Americas, as depositary, has agreed to reimburse us for a portion of certain expenses we incur that are related to establishment and maintenance of the ADR program, including investor relations expenses and stock exchange application and listing fees. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. Further, the depositary has agreed to reimburse us certain fees payable to the depositary by holders of ADSs. Neither the depositary nor we can determine the exact amount to be made available to us because (i) the number of ADSs that will be issued and outstanding, (ii) the level of service fees to be charged to holders of ADSs and (iii) our reimbursable expenses related to the program are not known at this time. To date, such reimbursements have amounted to $810,000, which we received in November 2009.
     The depositary collects its fees for issuance and cancellation of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions, or by directly billing investors, or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.
PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     None.
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
     None.
ITEM 15. CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
     As of the end of the period covered by this report, the Company’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, conducted an evaluation pursuant to Rule 13a–15 of the Exchange Act of the effectiveness of the design and operation of Duoyuan Global Water’s disclosure controls and procedures. Based on this evaluation, the Company’s Chief Executive Officer and Chief Financial Officer concluded that as of the end of the period covered by this report such disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by the Company in reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and included controls and procedures designed to ensure that information required to be disclosed by the Company in such reports is accumulated and communicated to the Company’s management, including the Company’s Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.
Management’s Report on Internal Control over Financial Reporting
     This annual report does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of the Company’s registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.
     Prior to June 2009, we were a private company with limited accounting personnel and other resources with which to address our internal control over financial reporting. See “Item 3. Key Information — Risk Factors — Risks Related to Our Business — In the course of preparing our consolidated financial statements, several material weaknesses, significant deficiencies and control deficiencies have been identified. If we fail to achieve or maintain an effective system of internal control over financial reporting, our ability to accurately and timely report our financial results or prevent fraud may be adversely affected.”
     There were no material weaknesses identified in our 2009 audit. Previously identified material weaknesses mainly related to: (1) failure to implement a month-end process to properly accrue expenditures at period-end and record purchases and sales following the closing of our books and proper review of these items; (2) an inability to timely identify disputed balances or unpaid aged balances of revenue and accounts receivable; (3) differences and errors in the recording of cost of revenue and inventory; (4) a lack of effective controls over the financial reporting process due to an insufficient complement of personnel with an appropriate level of accounting knowledge, experience and training in the application of U.S. GAAP commensurate with our financial reporting requirements; and (5) inadequate retention and maintenance of legal and accounting documents. The significant deficiencies identified in our 2009 audit primarily related to: (1) failure to record inventory balances at the time of delivery rather than after inspection; and (2) lack of appropriate segregation of duties and controls in the preparation and review of consolidated adjustments for reporting figures, financial statements and non-standard transactions under US GAAP. Previously observed significant deficiencies included: (1) sales tax rebates paid without corresponding official receipts; (2) errors in the classification of expenses; and (3) related party transactions not entered into on an arm’s-length basis.
     To remedy these weaknesses and deficiencies, we have adopted several measures to improve our internal controls over financial reporting. With respect to the recently identified weaknesses and deficiencies, we have implemented (1) month-end procedures to properly record and review expenditures, accruals, purchases and sales activities and (2) procedures to better record and track inventory upon delivery and payment of sales rebates without corresponding official receipts. With respect to the earlier weaknesses and deficiencies, we communicate with our distributors on a monthly basis to reconcile any outstanding receivables balances and require them to clearly identify the invoice being paid when sending in payments. This practice has remedied our past inability to timely identify disputed or unpaid aged balances of revenue and accounts receivable. To remedy the differences and errors in the recording of cost of revenue and inventory, we have assigned a raw material code to each individual raw material part to correctly identify and value our inventory. We also hired Stephen C. Park in June 2007 as our chief financial officer. Mr. Park is experienced in U.S. GAAP and Securities and Exchange Commission reporting and has been training our accounting staff on the application of U.S. GAAP. We have also established an archive room in our corporate offices in Beijing to retain our legal and accounting documents and have assigned an individual to organize and maintain them. To remedy the previously identified significant deficiencies, we now classify our expenses to conform to U.S. GAAP and require that all related party transactions be reviewed by our chief financial officer to determine whether they are at arm’s-length before being executed. We have also hired additional qualified accounting personnel who have been trained in U.S. GAAP accounting and other personnel who are being trained to establish an internal audit function. We are also in the process of, among other things, supplementing and documenting our accounting policies and procedures for use by our personnel (including policies and procedures with respect to: recording and evaluating our revenue; cost of revenue; accounts receivable; accounts payable and inventory balances; our quarterly closing and inventory valuation procedures; and our record and document retention and maintenance). We also engaged PricewaterhouseCoopers in September 2009 to assist us, and our internal audit function, with the foregoing activities and with preparing for future SOX 404 compliance matters.
     We believe that in the Company’s Annual Report on Form 20-F for the 2010 fiscal year, which we will be required to file no later than June 30, 2010, we will be able to certify that our internal control over financial reporting was effective as of December 31, 2009.
Changes in Internal Control over Financial Reporting
     There were no changes in the Company’s internal control over financial reporting during the year ended December 31, 2009, the period covered by this Annual Report on Form 20-F, that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.
ITEM 16. [RESERVED]
ITEM 16A. Audit Committee Financial Expert
     Our Board of Directors has determined that a member of our Audit Committee, Ms. Ping Wei, appointed on August 26, 2009, qualifies as an “audit committee financial expert,” as defined in the SEC rules, and is “independent,” as defined in such rules. Prior to August 26, 2009, Christopher P. Holbert was our “audit committee financial expert.”
ITEM 16B. Code of Business Conduct and Ethics
     Our board of directors has adopted a code of business conduct and ethics applicable to our directors, officers and employees. Our code of business conduct and ethics is publicly available on our website, www.duoyuan-hq.com.
ITEM 16C. Principal Accountant Fees and Services
     Grant Thornton, Certified Public Accountants, or Grant Thornton, was engaged as our independent registered public accounting firm to audit our consolidated financial statements for the years ended December 31, 2009 and 2008. The Board of Directors is the corporate body competent to pre-approve, with the favorable opinion of the Audit Committee, all audit services for the annual audit of Duoyuan Global Water Inc.’s own financial statements and for the audit of the consolidated financial statements of Duoyuan Global Water Inc. and its subsidiaries, and to pre-approve all non-audit services permissible for all entities in the group, although pre-approval of such services may not always be possible based on the nature of the service. Each pre-approval is typically given for a one-year period and is detailed by category and budgeted cost.
     The following table sets forth the aggregate fees paid by the Company to Grant Thornton for 2009 and 2008:

	2009	2008
Thousands of USD	Fees (’000)	Fees (’000)
Audit Fees (including annual financial statement audit and quarterly reviews)	170	190
Audit-related Fees (including review of public offering registration statement)	186	241
Tax Fees (including compliance and planning)
All Other Fees

Total Fees	356	431

     Our Audit Committee has approved all of the audit and non-audit fees of Grant Thornton for the year 2009 in accordance with the pre-approval policy set forth above. The percentage of audit work performed by persons other than full-time permanent employees of Grant Thornton is less than 50 percent.
ITEM 16D. Exemptions from the Listing Standards for Audit Committees
     Not applicable.
ITEM 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

     From January 1, 2009 to December 31, 2009, no purchases were made by or on behalf of the Company or any affiliated purchaser of ordinary shares or ADSs.
ITEM 16F. Change in Registrant’s Certifying Accountant
     Not applicable.
ITEM 16G. Corporate Governance
Summary of the Significant Differences Between Our Corporate Governance Practices and the Corporate Governance Standards of the New York Stock Exchange
     Under NYSE listing standards, U.S. domestic companies that are listed on the NYSE are required to hold an annual shareholders’ meeting for the election of directors during each fiscal year. Under BVI law, the Company is not obliged to hold an annual general meeting of shareholders. Other than as described above, management believes that there are no significant ways in which Duoyuan Global Water’s corporate governance standards differ from those followed by U.S. domestic companies under NYSE listing standards.
ITEM 17. Financial Statements
     Not applicable.

ITEM 18. Financial Statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Board of Directors and Shareholders
Duoyuan Global Water Inc.
We have audited the accompanying consolidated balance sheets of Duoyuan Global Water Inc. (a British Virgin Islands corporation) and its subsidiaries (the Company) as of December 31, 2009 and 2008, and the related statements of income, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Duoyuan Global Water Inc. and its subsidiaries as of December 31, 2009 and 2008, and the results of their operations and cash flows for each of the three years in the period ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.
/s/ GRANT THORNTON
Hong Kong
June 18, 2010

DUOYUAN GLOBAL WATER INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,	December 31,
	2008	2009	2009
	RMB	RMB	US$
ASSETS
CURRENT ASSETS:
Cash	198,518,061	918,667,261	$134,585,514
Accounts receivable	137,549,786	197,087,701	28,873,511
Inventories, net of reserve for obsolescence	46,726,339	33,419,900	4,896,043
Other receivables	46,500	676,376	99,089
Other current assets	645,376	1,344,702	197,000
Deposits	9,990,000	5,605,530	821,215

Total current assets	393,476,062	1,156,801,470	169,472,372

PLANT AND EQUIPMENT, net	117,681,359	144,755,275	21,206,768

OTHER ASSETS:
Prepaid leases	22,481,491	21,957,806	3,216,837
Deposits — long term	—	44,378,173	6,501,439
Deferred tax assets	4,446,899	4,694,347	687,726

Total other assets	26,928,390	71,030,326	10,406,002

Total assets	538,085,811	1,372,587,071	$201,085,142

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES:
Notes payable	20,000,000	20,000,000	$2,930,017
Accounts payable	38,696,788	27,913,596	4,089,365
Other payables	24,927,232	19,722,465	2,889,357
Income taxes payable	10,768,521	15,423,292	2,259,525

Total current liabilities	94,392,541	83,059,353	12,168,264

SHAREHOLDERS’ EQUITY:
Ordinary shares, US$0.000033 par value: Authorized shares — 1,500,000,000; Issued and outstanding — 30,000,000 shares at December 31, 2008 and 43,702,631 shares at December 31, 2009	7,295	10,384	1,521
Additional paid-in capital	132,455,705	861,292,062	126,180,000
Statutory reserves	36,413,141	57,319,979	8,397,424
Retained earnings	274,817,129	370,905,293	54,337,933

Total shareholders’ equity	443,693,270	1,289,527,718	188,916,878

Total liabilities and shareholders’ equity	538,085,811	1,372,587,071	$201,085,142

The accompanying notes are an integral part of this statement.

DUOYUAN GLOBAL WATER INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF INCOME

	YEAR ENDED DECEMBER 31,
	2007	2008	2009	2009
	RMB	RMB	RMB	US$

REVENUE	423,962,115	592,699,273	783,411,447	$114,770,425

COST OF REVENUE	272,401,958	326,808,954	406,177,153	59,505,289

GROSS PROFIT	151,560,157	265,890,319	377,234,294	55,265,136

RESEARCH AND DEVELOPMENT EXPENSES	14,405,106	16,370,230	18,386,436	2,693,628

SELLING EXPENSES	30,697,853	37,076,066	68,873,210	10,089,982

GENERAL AND ADMINISTRATIVE EXPENSES	11,033,611	35,791,561	101,837,126	14,919,223

OPERATING INCOME	95,423,587	176,652,462	188,137,522	27,562,303

INTEREST EXPENSE	(5,759,416)	(3,117,818)	(1,218,745)	(178,547)

OTHER INCOME	4,522,689	1,278,478	1,346,863	197,316

LOSS FROM SALE OF PROPERTY	—	(3,215,744)	—	—

INCOME FROM CONTINUING OPERATIONS BEFORE INCOME TAXES	94,186,860	171,597,378	188,265,640	27,581,072

PROVISION FOR INCOME TAXES	11,798,748	37,830,516	71,270,638	10,441,207

INCOME FROM CONTINUING OPERATIONS	82,388,112	133,766,862	116,995,002	17,139,865

DISCONTINUED OPERATIONS
Net income from discontinued operations, net of taxes	401,791	—	—	—
Loss on sale of discontinued operations	(581,558)	—	—	—

TOTAL LOSS FROM DISCONTINUED OPERATIONS	(179,767)	—	—	—

NET INCOME	82,208,345	133,766,862	116,995,002	$17,139,865

Earnings per share (basic and diluted):
Income from continuing operations	2.75	4.46	3.16	$0.46
Loss from discontinued operations	(0.01)	—	—	—
Net income	2.74	4.46	3.16	$0.46

Earnings per ADS:
Basic	—	8.92	6.33	$0.93
Diluted	—	8.92	6.31	$0.92

Weighted average number of shares outstanding:
Basic	30,000,000	30,000,000	36,982,711	36,982,711
Diluted	30,000,000	30,000,000	37,064,864	37,064,864
The accompanying notes are an integral part of this statement.

DUOYUAN GLOBAL WATER INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2007, 2008 AND 2009

	Ordinary Shares
			Additional Paid-In	Statutory	Retained
	Number of Shares	Par Value	Capital	Reserves	Earnings	Totals
		RMB	RMB	RMB	RMB	RMB

BALANCE, January 1, 2007	—	—	132,463,000	11,356,256	83,898,807	227,718,063
Net income	—	—	—	—	82,208,345	82,208,345
Statutory reserves	—	—	—	8,912,296	(8,912,296)	—
Issuance of ordinary shares	30,000,000	7,295	(7,295)	—	—	—

BALANCE, December 31, 2007	30,000,000	7,295	132,455,705	20,268,552	157,194,856	309,926,408
Net income	—	—	—	—	133,766,862	133,766,862
Statutory reserves	—	—	—	16,144,589	(16,144,589)	—

BALANCE, December 31, 2008	30,000,000	7,295	132,455,705	36,413,141	274,817,129	443,693,270
Net income	—	—	—	—	116,995,002	116,995,002
Statutory reserves	—	—	—	20,906,838	(20,906,838)	—
Share-based compensation	1,052,631	237	91,256,176	—	—	91,256,413
Issuance of ordinary shares in connection with Initial Public Offering, net of offering costs	12,650,000	2,852	637,580,181	—	—	637,583,033

BALANCE, December 31, 2009	43,702,631	10,384	861,292,062	57,319,979	370,905,293	1,289,527,718

BALANCE, December 31, 2009 (US$)		$1,521	$126,180,000	$8,397,424	$54,337,933	$188,916,878

The accompanying notes are an integral part of this statement.

DUOYUAN GLOBAL WATER INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	YEAR ENDED DECEMBER 31,
	2007	2008	2009	2009
	RMB	RMB	RMB	US$
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	82,208,345	133,766,862	116,995,002	$17,139,865
Less: Net loss from discontinued operations	(179,767)	—	—	—

Net income from continuing operations	82,388,112	133,766,862	116,995,002	17,139,865
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation	8,254,977	8,711,905	10,664,776	1,562,399
Amortization	245,833	384,756	523,685	76,720
Share-based compensation expense	—	—	91,256,413	13,369,140
Loss from sale of property	—	3,215,744	4,693	688
(Increase) decrease in assets:
Accounts receivable	(41,102,815)	(5,141,423)	(59,537,915)	(8,722,354)
Inventories	40,123,010	(24,194,045)	13,306,439	1,949,404
Other receivables	2,206,304	178,028	(629,876)	(92,277)
Related party receivables	(58,539,020)	102,010,133	—	—
Deposits	1,143,085	(9,990,000)	(5,605,530)	(821,215)
Other current assets	—	(645,376)	(699,326)	(102,452)
Deferred tax assets	(101,974)	312,863	(247,448)	(36,251)
Other non-current assets	3,500,000	—	—	—
Increase (decrease) in liabilities:
Accounts payable	11,528,690	19,055,433	(10,783,192)	(1,579,747)
Advances from customers	(3,893,249)	—	—	—
Deferred tax liabilities	(742,415)	—	—	—
Other payables	(2,069,639)	17,575,474	(5,204,767)	(762,503)
Related party payables	622,368	(622,368)	—	—
Taxes payable	3,088,475	(2,932,116)	4,654,771	681,928

Total operating cash flows provided by continuing operations	46,651,742	241,685,870	154,697,725	22,663,345
Discontinued operations	25,417,970	—	—	—

Total cash flows provided by operating activities	72,069,712	241,685,870	154,697,725	22,663,345

CASH FLOWS FROM INVESTING ACTIVITIES
Deposits for purchase of land use right	—	—	(5,320,000)	(779,384)
Deposits for purchase of equipment	—	—	(33,823,830)	(4,955,219)
Deposits for leasehold improvements	—	—	(5,234,343)	(766,836)
Purchase of building	(38,941,600)	(6,020,634)	—	—
Purchase of equipment and furniture	—	(16,200,000)	(27,753,385)	(4,065,894)

Total investing cash flows used in continuing operations	(38,941,600)	(22,220,634)	(72,131,558)	(10,567,333)
Discontinued operations	1,911,057	—	—	—

Total cash flows used in investing activities	(37,030,543)	(22,220,634)	(72,131,558)	(10,567,333)

CASH FLOWS FROM FINANCING ACTIVITIES:
Payment of short-term notes, net	(15,000,000)	(49,000,000)	—	—
Proceeds from Initial Public Offering, net of offering costs	—	—	637,583,033	93,406,442

Total cash flows (used in) provided by financing activities	(15,000,000)	(49,000,000)	637,583,033	93,406,442

NET INCREASE IN CASH OF DISCONTINUED OPERATIONS	583,524	—	—	—

INCREASE IN CASH	20,622,693	170,465,236	720,149,200	105,502,454

CASH, beginning of period	7,430,132	28,052,825	198,518,061	29,083,060

CASH, end of period	28,052,825	198,518,061	918,667,261	$134,585,514

SUPPLEMENTARY DISCLOSURE OF CASH FLOW INFORMATION:

Cash paid during the period for:

Income taxes	10,612,162	40,449,769	66,863,315	$9,795,531

Interest	5,759,416	3,117,818	1,218,745	$178,547

The accompanying notes are an integral part of this statement.

DUOYUAN GLOBAL WATER INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007, 2008 and 2009
Note 1 — Organization and description of business
Duoyuan Global Water Inc. (the “Company”), indirectly wholly owned by Wenhua Guo, was incorporated under the laws of the British Virgin Islands on June 21, 2007, as a holding company to acquire Duoyuan Clean Water Technology Industries (China) Co., Ltd. (“Duoyuan Beijing”) and Duoyuan Water Treatment Equipment Manufacturing (Langfang) Co., Ltd. (“Duoyuan Langfang”) from Hydroresource Technology Limited (“HTL”), a company solely owned by Wenhua Guo which owned 100% of the equity interest of Duoyuan Beijing and 100% of the equity interest of Duoyuan Langfang. Under its Memorandum of Association, the Company is authorized to issue a maximum of 1,500,000,000 ordinary shares with a par value of $0.000033 (See Note 3). Duoyuan Beijing and Duoyuan Langfang became the wholly-owned subsidiaries of the Company (collectively referred to as the “Group”) on September 3, 2007 and November 29, 2007, respectively. The Company conducts various administrative functions for the Group.
The Group’s business operations are all conducted in the People’s Republic of China (“PRC”).
Duoyuan Beijing is located in Beijing and was first established on April 7, 1992, and approved by the People’s Government of Chongwen District, Beijing, to do business in China. Duoyuan Beijing’s principal business activities include the marketing, sales and service of water environment protection equipment and water treatment products.
Duoyuan Langfang is located in the city of Langfang, which is in the province of Hebei, China. Its principal business activities include the development, manufacturing and after-sale service of water environment protection equipment and water treatment equipment. Duoyuan Langfang was established on June 22, 2000, and approved by the Management Committee of the Langfang Economic & Technical Development Zone to do business in China.
Huanan Duoyuan Water Supply Co., Ltd. (“Duoyuan Huanan”) is located in Huanan County in the province of Heilongjiang, China. It is primarily engaged in the construction, operations and service of local tap water supplying systems. Registered with Huanan County Administration for Industrial and Commerce, Duoyuan Huanan was established on November 15, 2002. On July 1, 2007, Duoyuan Beijing and Duoyuan Langfang sold their respective 50% ownership interests in Duoyuan Huanan to Duoyuan Asian Water Inc., wholly owned by Wenhua Guo, thereby making Duoyuan Huanan a discontinued operation for all periods presented (see Note 17).
On October 16, 2009, Duoyuan Global Centrifuge Machinery Manufacturing (China) Co., Ltd. (“Duoyuan Centrifuge”) was incorporated at the Beijing Administration for Industry and Commerce as a wholly-owned subsidiary of the Company. It has not yet begun operations. Its contemplated principal business activities include the development, manufacturing and after-sale service of sludge screw, industrial centrifuge and other centrifuge equipment. See Note 19.
On October 23, 2009, Duoyuan Global Water Conservation Equipment (China) Co., Ltd. (“Duoyuan Conservation”) was incorporated at the Beijing Administration for Industry and Commerce as a wholly-owned subsidiary of the Company. It has not yet begun operations. Its contemplated principal business activities include the development, manufacturing and after-sale service of water conservation equipment for commercial and domestic use. See Note 19.
On November 3, 2009, Langfang Duoyuan Aerator System Equipment Manufacturing Co., Ltd. (“Duoyuan Aerator”) was incorporated at the Langfang Administration for Industry and Commerce as a wholly-owned subsidiary of the Company. It has not yet begun operations. Its contemplated principal business activities include the development, manufacturing and after-sale service of various types of aerators. See Note 19.
On June 29, 2009, the Group completed an initial public offering (“IPO”) of 5,500,000 American Depositary Shares (“ADSs”) representing 11,000,000 ordinary shares plus an over-allotment of 825,000 ADSs representing 1,650,000 ordinary shares at a price of $16.00 per ADS. This represented 28.9% of the 43,702,631 total outstanding shares

DUOYUAN GLOBAL WATER INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007, 2008 and 2009
following the IPO. The net proceeds from the IPO, after deducting a total of RMB59,162,673 ($8,667,381) of underwriting discounts, commissions and offering expenses, totaled RMB637,583,033 ($93,406,442).
Note 2 — Summary of significant accounting policies
Basis of presentation and principles of consolidation
The accompanying consolidated financial statements have been prepared by the Group in accordance with accounting principles generally accepted in the United States of America (“US GAAP”).
As discussed in Notes 1 and 17, the results of operations and cash flows of Duoyuan Huanan have been reported as a discontinued operation for all periods presented. Unless otherwise indicated, all disclosures in the notes to the consolidated financial statements relate to continuing operations.
The consolidated financial statements include the financial statements for the Company and its wholly-owned subsidiaries at December 31, 2008 and 2009 and for the years ended December 31, 2007, 2008 and 2009. All significant intercompany transactions and balances have been eliminated in consolidation.
Transfer of net assets
According to the accounting standard that describes the method of accounting for a transfer of assets or exchange of shares between entities under common control, the entity that receives the net assets or the equity interests shall initially recognize the assets and liabilities transferred at their carrying amounts in the accounts of the transferring entity at the date of transfer. Since the Company and HTL were both under the common control of Wenhua Guo, the assets and liabilities of Duoyuan Beijing and Duoyuan Langfang were transferred at their respective carrying amounts at the date of transfer as discussed in Note 1.
Use of estimates
The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Significant accounting estimates reflected in the consolidated financial statements include the reserve for doubtful accounts receivable, reserve for inventory obsolescence, the useful lives of and impairment of fixed assets and prepaid leases, reserve for warranty costs and valuation of deferred tax assets. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from these estimates.
Convenience translation
The Group’s functional currency is the Renminbi (“RMB”). The Group maintains its financial statements in the functional currency. Translations of amounts from RMB into US dollars are solely for the convenience of the reader and were calculated at the rate of US$1.00 = RMB6.8259, representing the noon buying rate in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2009. No representation is made that the RMB amounts could have been, or could be, converted into US dollars at this rate or at any other established rate.
Cash and concentration of risk
Cash includes cash on hand and demand deposits in accounts maintained with state-owned banks within the PRC. Total cash at December 31, 2008 and 2009, amounted to RMB198,518,061 and RMB918,667,261 ($134,585,514),

DUOYUAN GLOBAL WATER INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007, 2008 and 2009
respectively, of which no deposits are covered by insurance. The Group has not experienced any losses in such accounts and believes that it is minimally exposed to any risks on its cash in bank accounts.
Accounts receivable, trade and allowance for doubtful accounts
The Group’s business operations are conducted in the PRC. During the normal course of business, the Group extends unsecured credit to its customers. Management reviews its accounts receivables quarterly and determines the amount of allowances, if any, necessary for doubtful accounts. Historically, the Group has not had any bad debt write-offs and, as such, it does not provide an arbitrary reserve amount for possible bad debt based upon a percentage of sales or accounts receivable balance. Rather, the Group reviews its accounts receivable balance to determine whether specific reserves are required due to such issues as disputed balances with distributors, declines in distributors’ credit worthiness, or unpaid balances exceeding agreed-upon terms. Based upon the results of these reviews, the Group determines whether a specific provision should be made to provide a reserve for possible bad debt write-offs. The Group determined that no allowances for doubtful accounts were necessary or required in 2008 or 2009.
Changes in the allowance for doubtful accounts are summarized as follows:

Year Ended December 31,
	2008	2009
	RMB	RMB	US$

Balance at beginning of year	—	—	—
Additions (charged to expense)	—	—	—
Adjustments	—	—	—
Deductions	—	—	—

Balance at end of year	—	—	—

Inventories
Inventories are stated at the lower of cost or market value. It is determined using the weighted average method and includes any related production overhead costs incurred in bringing the inventories to their present location and condition. Overhead costs included in finished goods include, direct labor costs and other costs directly applicable to the manufacturing process.
The Group reviews its inventory on an annual basis for possible obsolescence to determine if a provision for obsolescence is necessary. A reserve for obsolescence of RMB128,128 and RMB102,568 ($15,026) was provided at December 31, 2008 and 2009, respectively.
Changes in the reserve for obsolete inventory account are summarized as follows:

	Year Ended December 31,
	2007	2008	2009
	RMB	RMB	RMB	US$
Balance at beginning of year	646,716	646,716	128,128	$18,771
Additions	—	—	—	—
Deductions	—	(518,588)	(25,560)	(3,745)

Balance at end of year	646,716	128,128	102,568	$15,026

Plant and equipment

DUOYUAN GLOBAL WATER INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007, 2008 and 2009
Plant and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Estimated useful lives of the assets are as follows:

Buildings and leasehold improvements	5-30	Years
Machinery and equipment	5-20	Years
Other equipment	5-10	Years
Furniture and fixtures	2-10	Years
Motor vehicles	5	Years
Major additions and betterments to property and equipment are capitalized.
The cost and related accumulated depreciation and amortization of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in the statement of income.
Long-lived assets
In accordance with the accounting standard for measuring the impairment or disposal of long-lived assets, the Group evaluates the carrying value of long-lived assets whenever significant events or changes in circumstances indicate the carrying value of these assets may be impaired. The Group evaluates potential impairment of long-lived assets by comparing the carrying value of the assets to the expected net future cash flows resulting from the use of the assets. There were no impairments charged to expense in 2007, 2008 and 2009.
Prepaid leases
All land in the PRC is owned by the government and cannot be sold to any individual or company. However, the government grants the user a “land use right” to use the land. The Group has the right to use its land for 50 years and this right is being amortized over the period of use granted by the government using the straight-line method.
Fair value of financial instruments
The accounting standards define the fair value of financial instruments as the amount at which the instrument could be exchanged in a current transaction between willing parties. The Group considers the carrying amount of cash, accounts receivable, other receivables, deposits, other assets, accounts payable, other payables and notes payable to approximate their fair values because of the short period of time between the origination of such instruments and their expected realization and their current market rates of interest.
Revenue recognition
The Group recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, the price to the customer is fixed or determinable, and collectibility of payment is reasonably assured. Customers do not have the right to return. Accordingly, the Group recognizes revenue upon documentary evidence of shipment for goods.
Sales revenue represents the invoiced value of goods, net of a value-added tax (“VAT”). All of the Group’s products that are sold in the PRC are subject to a Chinese VAT at a rate of 17% of the gross sales price or at a rate approved by the Chinese local government. This VAT may be offset by VAT paid by the Group on raw materials and other materials included in the cost of producing its finished product. The VAT amounts paid and available for offset are maintained in current liabilities.
The Group provides annual sales rebates to its distributors based upon payments of accounts receivable received from its distributors for sales made to them. Sales rebates are recorded as a current liability at the time of the sale based upon the percentage of sales rebate that each distributor is estimated to earn for the year. At year-end, the

DUOYUAN GLOBAL WATER INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007, 2008 and 2009
accrued rebate amount is adjusted to the actual amount earned. Sales rebates are deducted from revenues in the accompanying consolidated statements of income.
Beginning January 26, 2008, the Group began to sell certain spare parts that previously were given to the distributors free of charge. Revenue from the sale of spare parts is recorded at the time of shipment. Revenue for spare parts amounted to RMB8,717,088 and RMB16,952,750 ($2,483,592) for 2008 and 2009, respectively.
Warranty costs
The Group generally warrants its products against defects for the initial six (6) months period of use for small equipment to one (1) year for large equipment. Warranty costs are accrued in other payables based upon an expectation of such costs. Management reviews its warranty costs on a quarterly basis and determines the amount of warranty reserve based upon a review of historical warranty costs. A reserve for warranty costs of RMB2,600,000 ($380,902) has been established at December 31, 2009.
Changes in the reserve for warranty costs are summarized as follows:

	Year Ended December 31,
	2007	2008	2009
	RMB	RMB	RMB	US$
Balance at beginning of year	—	—	2,200,000	$322,302
Additions	—	2,200,000	2,736,375	400,881
Deductions	—	—	(2,336,375)	(342,281)

Balance at end of year	—	2,200,000	2,600,000	$380,902

Advertising costs
The Group expenses the cost of advertising in selling costs when it takes place. For example, advertising is expensed when it is aired on television or when it is printed in trade magazines. Advertising costs were RMB11,111,300, RMB14,000,000 and RMB34,889,140 ($5,111,288) for the years ended December 31, 2007, 2008 and 2009, respectively.
Research and development costs
Research and development costs are expensed as incurred in research and development costs. Research and development expenses amounted to RMB14,405,106, RMB16,370,230 and RMB18,386,436 ($2,693,628) for the years ended December 31, 2007, 2008 and 2009, respectively.
Shipping and handling costs
Shipping and handling costs are expensed as incurred in cost of revenue. Shipping and handling expenses were RMB7,861,205, RMB13,130,790 and RMB16,294,856 ($2,387,210) for the years ended December 31, 2007, 2008 and 2009, respectively.
Major suppliers
For the years ended December 31, 2007, 2008 and 2009, the following number of suppliers accounted for more than 10% of the Group’s purchases: one at 22% in 2007, three at 11%, 14% and 19% in 2008 and three at 12%, 15% and 20% in 2009. In the event that these suppliers are not available, alternative suppliers are readily available.

DUOYUAN GLOBAL WATER INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007, 2008 and 2009
Share-based compensation
Compensation cost for all share-based awards is measured at fair value on the date of grant and recognized over the service period for awards expected to vest. The fair value of restricted share awards is determined based on the number of shares granted and the quoted price of the Group’s ordinary shares (represented by ADSs). Such value is recognized as expense over the service period, net of estimated forfeitures, using the straight-line method. The estimation of share awards that will ultimately vest requires judgment, and to the extent actual results or updated estimates differ from current estimates, such amounts will be recorded as a cumulative adjustment in the period estimates are revised. Many factors are considered when estimating expected forfeitures, including types of awards, employee class, and historical experience. Actual results and future estimates may differ substantially from current estimates. Share-based compensation expense totaled RMB91,256,413 ($13,369,140) for the year ended December 31, 2009.
Income taxes
The Group reports under the accounting standard that requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed annually for differences between the financial statement and tax bases of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.
The Group recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. The Group recognized a liability of approximately RMB1.2 million ($176,135) for unrecognized tax benefits in 2008 and nil in 2009. The Group has elected to record any future interest or penalties from the uncertain tax position as income tax expense.
Earnings per share
Basic earnings per share are computed by dividing income available to common shareholders by the weighted average common shares outstanding during the period. Diluted earnings per share are based on basic earnings per share adjusted for the effect of potential common shares outstanding that were dilutive during the period, arising from employee and director share options calculated using the treasury stock method.
Recently issued accounting pronouncements
In April 2008, the FASB issued amended guidance regarding the factors an entity should consider when developing renewal or extension assumptions used in determining the useful life over which to amortize the cost of a recognized intangible asset. This guidance requires an entity to consider its own historical experience in renewing or extending similar arrangements in determining the amortizable useful life. Additionally, this guidance requires expanded disclosures related to the determination of intangible asset useful lives. The guidance is effective for fiscal years beginning after December 15, 2008, and may impact any intangible assets the Group acquires in future transactions. The disclosure requirements must be applied prospectively to all intangible assets recognized as of the effective date. The adoption of this guidance did not have a material impact on the Group’s consolidated financial statements.
In July 2008, the FASB issued new guidance regarding fair value measurements. This new guidance defines fair

DUOYUAN GLOBAL WATER INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007, 2008 and 2009
value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. The new guidance was effective for the Group beginning July 1, 2008, for certain financial assets and liabilities. The new guidance was effective for non-financial assets and liabilities recognized or disclosed at fair value on a non-recurring basis beginning July 1, 2009. The adoption of this guidance did not have a material impact on the Group’s consolidated financial statements.
In April 2009, the FASB issued additional guidance on estimating fair value when the volume and level of transaction activity for an asset or liability have significantly decreased in relation to normal market activity for the asset or liability, or on circumstances that may indicate that a transaction is not orderly. This guidance also addresses when the use of multiple, or different, valuation techniques may be warranted and considerations for determining the weight that should be applied to the various techniques. The guidance is effective for the interim and annual reporting periods ending after June 15, 2009, and must be applied prospectively. The adoption of this guidance did not have a material impact on the Group’s consolidated financial statements.
In May 2009, the FASB issued authoritative accounting guidance on subsequent events, a topic that was previously only addressed by auditing literature. The guidance clarified that subsequent events are either recognized or non-recognized and modified the definition of subsequent events to refer to events or transactions that occur after the balance sheet date but before the financial statements are issued or available to be issued.
In June 2009, the FASB amended the accounting and disclosure requirements for the consolidation of variable interest entities (“VIEs”). This amendment requires an enterprise to perform a qualitative analysis when determining whether or not it must consolidate a VIE. The amendment also requires an enterprise to continuously reassess whether it must consolidate a VIE. Additionally, the amendment requires enhanced disclosures about an enterprise’s involvement with VIEs and any significant change in risk exposure due to that involvement, as well as how its involvement with VIEs impacts the enterprise’s financial statements. Finally, an enterprise will be required to disclose significant judgments and assumptions used to determine whether or not to consolidate a VIE. This amendment is effective for financial statements issued for fiscal years beginning after November 15, 2009. This amendment is not expected to have a material impact on the Group’s consolidated financial statements.
In June 2009, the FASB adopted the FASB Accounting Standards Codification™ (the “Codification”) as the single source of authoritative nongovernmental US GAAP. The Codification does not change current US GAAP, but is intended to simplify user access to all authoritative US GAAP by providing all the authoritative literature related to a particular topic in one place. All existing accounting standard documents are superseded and all other accounting literature not included in the Codification is considered nonauthoritative. The Codification is effective for interim or annual reporting periods ending after September 15, 2009. The Group has made the appropriate changes to US GAAP references in these consolidated financial statements.
In August 2009, the FASB amended the accounting and disclosure requirements for the fair value measurement of liabilities. This amendment provides clarification that in circumstances in which a quoted price in an active market for the identical liability is not available, a reporting entity is required to measure fair value using one or more techniques. Also, a reporting entity is not required to include a separate input or adjustment to other inputs relating to the existence of a restriction that prevents the transfer of the liability when estimating a fair value of a liability. The amendment is effective for the first reporting period (including interim periods) beginning after issuance or fourth quarter 2009. This amendment is not expected to have a material impact on the Group’s consolidated financial statements.
In January 2010, the FASB issued ASU 2010-06, Value Measurements and Disclosures — Improving Disclosures about Fair value Measurements, that amends ASC Subtopic 820-10. Fair Value Measurements and Disclosures — Overall, ASU 2010-06 requires reporting entities to disclose (1) the amount of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers, and (2) separate information about purchases, sales, issuance and settlements in the reconciliation of fair value measurements using significant unobservable inputs (Level 3). ASU 2010-06 also requires reporting entities to provide fair value measurement disclosures for each class of assets and liabilities and disclose the inputs and valuation techniques for fair value measurements that fall within Levels 2 and 3 of the fair value hierarchy. These disclosures and clarifications are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuance and settlements in roll forward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010 and for the interim periods within those fiscal years. We do not expect the provisions of ASU 2010-06 to have a material impact on our consolidated financial statements.
In February 2010, the FASB amended and clarified certain recognition and disclosure requirements for public and certain other entities. Under these amendments, certain entities are required to evaluate subsequent events through the date that the financial statements are issued. Further, an entity that is an SEC filer is not required to disclose the date through which subsequent events have been evaluated. This amendment is effective for financial statements issued for interim or annual periods ending after June 15, 2010. This amendment is not expected to have a material impact on the Group’s consolidated financial statements.

DUOYUAN GLOBAL WATER INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007, 2008 and 2009
Note 3 — Stock split
The Board of Directors approved a 3 for 1 stock split of its ordinary shares on June 1, 2009. Accordingly, the authorized number of ordinary shares increased to 1,500,000,000 shares and the number of outstanding shares increased in accordance with the stock split. The number of shares and per share amounts in these consolidated financial statements reflect the 3 for 1 stock split.
Note 4 — Inventories
Inventories consist of the following:

	At December 31,
	2008	2009
	RMB	RMB	US$
Raw materials	40,525,410	23,106,203	$3,385,078
Work in process	—	—	—
Finished goods	6,329,057	10,416,265	1,525,991

Total	46,854,467	33,522,468	4,911,069
Reserve for obsolescence	(128,128)	(102,568)	(15,026)

Net total	46,726,339	33,419,900	$4,896,043

Note 5 — Property and equipment
Plant and equipment net, consist of the following:

	At December 31,
	2008	2009
	RMB	RMB	US$
Buildings	91,388,689	91,388,689	$13,388,519
Leasehold Improvements	150,000	150,000	21,975
Plant and machinery	46,419,371	80,242,836	11,755,642
Office equipment	10,914,960	12,537,925	1,836,816
Motor vehicles	2,250,238	4,447,953	651,629

Total	151,123,258	188,767,403	27,654,581
Less: accumulated depreciation	(33,441,899)	(44,012,128)	(6,447,813)

Plant and equipment, net	117,681,359	144,755,275	$21,206,768

The depreciation expense for the years ended December 31, 2007, 2008 and 2009, amounted to RMB8,254,977, RMB8,711,905 and RMB10,664,776 ($1,562,399), respectively. It is included in cost of revenue, selling and general and administrative expenses.
Note 6 — Prepaid leases
The land use rights (prepaid leases) consist of the following:

DUOYUAN GLOBAL WATER INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007, 2008 and 2009

	At December 31,
	2008	2009
	RMB	RMB	US$
Land use rights	23,000,000	23,000,000	$3,369,519
Less: accumulated amortization	(518,509)	(1,042,194)	(152,682)

Prepaid leases, net	22,481,491	21,957,806	$3,216,837

Total amortization expense for the years ended December 31, 2007, 2008 and 2009, amounted to RMB245,833, RMB384,756 and RMB523,685 ($76,720), respectively. The expected amortization expense for the next five years is RMB523,685 ($76,720) each year.
Note 7 — Deposits
Deposits are monies advanced to vendors for equipment purchases, construction of a production line, television advertising campaign, leasehold improvements and land use rights.
Note 8 — Related party transactions
On December 25, 2006, Duoyuan Langfang entered into a purchase agreement with Duoyuan Facsimile to acquire a building and land use right (“Property A”) from Duoyuan Facsimile for RMB75,600,000. On August 3, 2007, Duoyuan Beijing entered into a sales agreement with Duoyuan Facsimile to sell the building and land use right (“Property B”) of Duoyuan Beijing to Duoyuan Facsimile for RMB75,700,000. By virtue of the two above agreements, the Group and Duoyuan Facsimile entered into a related party agreement to transfer properties to one another. As of December 31, 2007, a deposit of RMB44,500,000 was paid to Duoyuan Facsimile by Duoyuan Langfang for Property A. That amount was returned to the Group by Duoyuan Facsimile before June 28, 2008, as the agreed upon prices of the properties involved were nearly identical. Further, there were no net material gains or losses arising from the properties transferred as the respective net book values of the properties were similar. Independent appraisals performed on said properties and reported on December 24, 2007 valued Property A and Property B at RMB75,600,000 and RMB75,700,000, respectively. The transfer of properties between the Group and Duoyuan Facsimile was made effective on June 18, 2008 upon approval of the local governments.
On December 1, 2007, Duoyuan Beijing entered into certain agreements to transfer all of its trademarks to Duoyuan Investments Limited, the Group’s majority shareholder. Final regulatory approval of the transfer was completed in October 2008. In turn, Duoyuan Investments Limited will grant the Group exclusive, royalty-free perpetual licenses to use and to sublicense these trademarks.
Following the transfer of properties between the Group and Duoyuan Facsimile, the Group entered into an agreement with Duoyuan Facsimile, effective July 1, 2008, to lease office space at the Beijing property for RMB93,679 each month, to be paid quarterly. The lease agreement expired on December 31, 2009. Subsequently, the Group entered into a new lease agreement with Duoyuan Facsimile, effective January 1, 2010. See Note 18.
On February 5, 2008, the Company and Wenhua Guo were parties to a share purchase agreement (the “Agreement”) between Duoyuan Investments Limited (the “Seller”), a British Virgin Island company wholly owned by Wenhua Guo that owns 100% of the Company, and GEEMF III Holdings MU (the “Buyer”), a private company organized under the laws of the Republic of Mauritius. Upon the terms and conditions of the Agreement, the Seller sold 6,000,000 ordinary shares in the Company, representing a 20% equity interest, to the Buyer for an aggregate cash

DUOYUAN GLOBAL WATER INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007, 2008 and 2009
purchase price to the Seller of $16,100,000, plus an additional $14,143,039 in earn-out payments to the Seller for the Company reaching certain financial and non-financial milestones in 2008.
Note 9 — Notes payable
Notes payable represent amounts due to one bank. The notes consist of the following:

	At December 31,
	2008	2009
	RMB	RMB	US$
Loan amount from Bank of Agriculture	20,000,000	20,000,000	$2,930,017
Maturity date	January 16, 2009	January 15, 2010
Interest rate per annum, paid quarterly	8.217%	5.841%

	20,000,000	20,000,000	$2,930,017

Note was secured by real estate with the carrying amount of RMB28,522,501 ($4,178,570) at December 31, 2009. Subsequently, it was paid off in full on January 15, 2010.
Note 10 — Other payables
Other payables consist of the following:

	At December 31,
	2008	2009
	RMB	RMB	US$
Professional fees payable for public offering	14,141,518	2,498,383	$366,015
Housing fund payable	5,865,350	5,865,350	859,279
Warranty reserve	2,200,000	2,600,000	380,902
Accrued wages	—	4,596,622	673,409
Accrued transportation costs	1,413,038	2,167,894	317,598
Others	1,307,326	1,994,216	292,154

Total	24,927,232	19,722,465	$2,889,357

Note 11 — Other income
Other income consists of the following:

DUOYUAN GLOBAL WATER INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007, 2008 and 2009

	At December 31,
	2007	2008	2009
	RMB	RMB	RMB	US$
Interest income	1,318,405	743,735	1,346,863	$197,316
Rental income	3,204,284	533,971	—	—
Others	—	772	—	—

Total	4,522,689	1,278,478	1,346,863	$197,316

Note 12 — Income taxes
The provision for income taxes consists of taxes on current income from continuing operations plus unrecognized tax benefits and changes in deferred taxes for the periods ended:

	At December 31,
	2007	2008	2009
	RMB	RMB	RMB	US$
Current	12,643,137	37,517,653	71,518,086	$10,477,459
Deferred	(844,389)	312,863	(247,448)	(36,252)

Total	11,798,748	37,830,516	71,270,638	$10,441,207

The provision for income taxes from discontinued operations for the year ended December 31, 2007 amounted to RMB273,957. See Note 17.
All income tax expenses are calculated under the Income Tax Law of the PRC for Foreign Investment Enterprises and Foreign Enterprises.
The charges for taxation are based on the results for the year as adjusted for items which are non-assessable or disallowed.
The significant components of deferred tax expenses (benefits) are:

	At December 31,
	2007	2008	2009
	RMB	RMB	RMB	US$
Depreciation	247,737	(2,887)	(289,969)	$(42,481)
Change in valuation allowance	(549,899)	(39,924)	6,390	936
Impairment loss	(164,190)	315,750	—	—
Staff housing fund	(325,996)	—	—	—
Other, net	(52,041)	39,924	36,131	5,293

	(844,389)	312,863	(247,448)	$(36,252)

Deferred tax assets and deferred tax liabilities reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The following represents the significant components of deferred tax assets and liabilities:

DUOYUAN GLOBAL WATER INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007, 2008 and 2009

	At December 31,
	2008	2009
	RMB	RMB	US$
Deferred tax assets:
Depreciation	2,938,040	3,228,009	$472,906
Reserve for inventory obsolescence	32,032	25,642	3,757
Accrued expenses	1,508,859	1,466,338	214,820

Deferred tax assets	4,478,931	4,719,989	691,483
Valuation allowance on deferred tax assets	(32,032)	(25,642)	(3,757)

Deferred tax assets, net of valuation allowance	4,446,899	4,694,347	687,726

Deferred tax liabilities	—	—	—

Net deferred tax assets	4,446,899	4,694,347	$687,726

Management believes that the net deferred tax assets are fully realizable as the Group is projected to be profitable during the periods that these tax values would be realized.
Unrecognized tax benefits
A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

	Year Ended December 31,
	2008	2009
	RMB	RMB	US$
Balance at beginning of year	1,202,277	1,202,277	$176,135
Additions based on tax positions related to the current year	—	—	—
Additions for tax positions of prior years	—	—	—
Reductions for tax positions of prior years	—	(1,202,277)	(176,135)
Reductions as result of lapse of applicable statute of limitations	—	—	—
Settlements	—	—	—

Balance at end of year	1,202,277	—	$—

The Group does not expect the total amount of unrecognized tax benefits to significantly increase or decrease in the next twelve months. At December 31, 2008 and 2009, there is no interest expense accrued for unrecognized tax benefits. Accrued penalties amounted to RMB438,831 and RMB219,415 ($32,145) at December 31, 2008 and 2009, respectively, and were included in taxes payable.
British Virgin Islands income taxes
Under the current laws of the British Virgin Islands, the Company is not subject to tax on its income or capital gains.
Chinese income taxes
Duoyuan Beijing and Duoyuan Langfang are governed by the Income Tax Law of the PRC concerning Foreign Investment Enterprises (“FIEs”) and Foreign Enterprises and various local income tax laws.
Under Chinese Income Tax Laws, prior to January 1, 2008, FIEs were subject to an income tax at an effective rate of 33% (30% state income taxes plus 3% local income taxes) on income as reported in their statutory financial statements after appropriate tax adjustments. Upon approval by the PRC tax authorities, FIEs scheduled to operate for a period of 10 years or more and engaged in manufacturing and production could be exempt from income taxes for two years, commencing with their first profitable year of operations, after taking into account any losses brought

DUOYUAN GLOBAL WATER INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007, 2008 and 2009
forward from prior years, and thereafter with a 50% exemption for the next three years.
Duoyuan Beijing has been a FIE since its inception. This entity status allowed Duoyuan Beijing a two-year income tax exemption, commencing with its first profitable year of operations, and a 50% income tax reduction for the following three years. Accordingly, Duoyuan Beijing had an income tax exemption for the calendar years ended December 31, 2003 and 2004, and a 50% income tax reduction for the calendar years ended December 31, 2005, 2006 and 2007. The normal tax rate for Duoyuan Beijing was 24% as determined by its status as a FIE operating for more than 10 years and implementing the preferential policies of the coastal areas.
Duoyuan Langfang has been a FIE since its inception. This entity status allowed Duoyuan Langfang a two-year income tax exemption, commencing with its first profitable year of operations, and a 50% income tax reduction for the following three years. Accordingly, Duoyuan Langfang had an income tax exemption for the calendar years ended December 31, 2004 and 2005, and a 50% income tax reduction for the calendar years ended December 31, 2006, 2007 and 2008. Also, Duoyuan Langfang is located in a Special Economic & Technical Development Zone and the local tax authority has offered a special tax rate to Duoyuan Langfang for doing business in the special zone. With the approval of the local government, Duoyuan Langfang is exempt from local income taxes for five years, commencing with its first profitable year of operations, and a 50% local income tax reduction for the following five years. As such, Duoyuan Langfang had a local income tax exemption for the years ended December 31, 2004 through 2008, and has a 50% local income tax reduction for the years ended December 31, 2009 through 2013.
The estimated tax savings due to this tax exemption for the years ended December 31, 2007 and 2008 amounted to RMB19,519,043, RMB12,355,280, respectively. There were no tax savings in 2009 as all tax exemptions expired on December 31, 2008.
Beginning January 1, 2008, the new Enterprise Income Tax (“EIT”) law replaced the income tax laws for Domestic Enterprises (“DEs”) and FIEs. The new standard EIT rate of 25% replaced the 33% rate (or other reduced rates previously granted by tax authorities) currently applicable to both DEs and FIEs. The new standard rate of 25% was applied to calculate certain deferred tax benefits that are expected to be realized in future periods.
The following table reconciles the Group’s effective tax rates for the periods ended:

	At December 31,
	2007	2008	2009
BVI income taxes	—	—	—
China income taxes	33.0	25.0	25.0
Local income tax adjustment	(7.3)	—	—
Tax exemption	(13.2)	(3.0)	—
Non-deductible expenses	—	—	12.9

Effective income tax rates	12.5%	22.0%	37.9%

For the year ended December 31, 2009, the Company’s share-based compensation expense of RMB91,256,413 ($13,369,140) and other immaterial items were not deductible from the Group’s income subject to PRC taxes. Accordingly, the effective tax rate increased 15.9% from 22.0% for the year ended December 31, 2008 to 37.9% for the year ended December 31, 2009.
Note 13 — Share-based compensation
On September 19, 2008, the Board of Directors adopted and approved the 2008 Omnibus Incentive Plan (the “Plan”). The Plan provides for the grant of certain equity incentives, including share options and restricted ordinary shares, to

DUOYUAN GLOBAL WATER INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007, 2008 and 2009
certain employees, directors, officers, consultants and advisors of the Group. The total number of shares of the Group’s ordinary shares initially authorized for issuance under the Plan is 2,105,262.
Under the Plan, the Group granted an option to purchase 300,000 ordinary shares to the chief financial officer (“CFO”) on June 24, 2009; an option to purchase 1,854 shares to a director on August 12, 2009; an option to purchase 2,061 shares to a director on August 26, 2009; an option to purchase 1,515 shares to a director on November 26, 2009; and 1,052,631 restricted share awards to certain executives and employees on June 29, 2009.
The following table presents a summary of the Group’s share-based compensation expense for 2009:

	Share options	Restricted shares	Total
	RMB	RMB	RMB	US$
Cost of revenue	—	1,374,673	1,374,673	201,391
Selling expense	—	3,984,916	3,984,916	583,793
Administrative expense	5,124,044	80,772,780	85,896,824	12,583,956

Total	5,124,044	86,132,369	91,256,413	13,369,140

There is no tax benefit recognized from share-based compensation expense in the PRC. See Note 12.
Share options
The CFO’s share option was granted on June 24, 2009 at an exercise price of $8.00, vests over 3 years of continuous service with 25% of the option to be vested on the grant date and the remainder to be vested in thirty-six (36) equal monthly installments beginning July 24, 2009 and on each 24th of the month thereafter with the last monthly installment to be vested on June 24, 2012, and expires in ten years.
Under the Plan, the number of share options granted to independent directors is equal to $30,000 divided by the closing trading price of the Group’s stock on the date of grant. The option vests over one year of continuous service with 25% of the option to be vested on the third, sixth, ninth and twelfth-month anniversary of the grant date, and expires in ten years. On August 12, 2009, a director was granted an option to purchase 1,854 shares at an exercise price of $16.18; on August 26, 2009, a director was granted an option to purchase 2,061 shares at an exercise price of $14.56; and on November 26, 2009, a director was granted an option to purchase 1,515 shares at an exercise price of $19.80.
This compensation expense is recognized on a straight-line vesting schedule and is calculated using the Black-Scholes model based on the assumptions in the following table:

Weighted-average expected term (in years)	4.03
Expected volatility	59.6% - 66.8%
Weighted-average expected dividend yield	0.00%
Risk-free interest rate	2.11% - 2.74%
Weighted-average estimated fair value of share options	$6.60
Since the Group did not have a trading history at the time the share option was issued, the expected volatility was based on the historical volatility of a comparable publicly traded company engaged in a similar industry with a weighted-average look back period of 4.03 years, ending on the grant dates. The Group uses historical experience with employment termination behavior to determine the options’ expected term for the CFO and the simplified method to determine the options’ expected terms for the directors. The expected terms represent the period of time that options granted are expected to be outstanding. The risk-free rate is based on the U.S. Treasury rate with a maturity date corresponding to the options’ expected term.
This compensation expense of RMB5,124,044 ($750,677) is recorded as a general and administrative expense.
The following table presents a summary of the Group’s share option activity:

DUOYUAN GLOBAL WATER INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007, 2008 and 2009

		Weighted	Weighted average
		average	remaining contractual	Aggregate
	Options	exercise price	life (in years)	intrinsic value
Balance as of January 1, 2009	—	—	—	—
Granted	305,430	$8.15	—	—
Exercised	—	—	—	—
Forfeited	—	—	—	—
Expired	—	—	—	—
Balance as of December 31, 2009	305,430	$8.15	9.50	$2,977,045
Vested and expected to vest after December 31, 2009	305,430	$8.15	9.50	$2,977,045
Exercisable as of December 31, 2009	113,479	$8.15	9.50	$1,115,136
The aggregate intrinsic value of outstanding options shown in the share option activity table above represents the total pretax intrinsic value at December 31, 2009, based on our closing ADS price of $35.78 (or $17.89 per share) as of the last trading date.
Total non-vested compensation expense is RMB8,648,094($1,266,953) and the weighted-average period when the compensation cost of non-vested options is expected to be recognized is 2.47 years. The following table presents a summary of the Group’s non-vested share option activity:

		Weighted average
	Options	grant date fair value
Non-vested as of January 1, 2009	—	—
Granted	305,430	$6.60
Vested	113,931	$6.59
Forfeited	—	—
Non-vested as of December 31, 2009	191,499	$6.62
Restricted share awards
The value of the restricted share awards was based on the closing trading price of the Group’s stock on the date of the grant. The weighted-average grant date fair value of restricted share awards is $11.98.
This compensation expense of RMB86,132,369 ($12,618,463) is recorded according to where the grantee’s regular compensation is recorded:

	RMB	US$
Cost of revenue	1,374,673	$201,391
Selling expense	3,984,916	583,793
Administrative expense	80,772,780	11,833,279
Total	86,132,369	$12,618,463
Note 14 — Earnings per share
Basic net income per share is computed by dividing net income by the weighted-average number of ordinary shares outstanding during the period. (See Note 2.)
Diluted net income per share is computed by using the weighted-average number of shares of ordinary shares outstanding and, when dilutive, potential shares from options to purchase ordinary shares, using the treasury stock method. Common equivalent shares are excluded from the diluted computation if their effect is anti-dilutive.

DUOYUAN GLOBAL WATER INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007, 2008 and 2009
The following table illustrates the computation of basic and dilutive net income per share and per ADS and provides a reconciliation of the number of weighted-average basic and diluted shares outstanding:

	Year Ended December 31,
	2007		2008		2009		2009
Numerator:
Income from continuing operations	RMB	82,388,112	RMB	133,766,862	RMB	116,995,002	$17,139,865
Loss from discontinued operations		(179,767)		—		—	—

Net income	RMB	82,208,345	RMB	133,766,862	RMB	116,995,002	$17,139,865

Denominator:
Weighted-average shares outstanding:
Basic		30,000,000		30,000,000		36,982,711	36,982,711
Diluted		30,000,000		30,000,000		37,064,864	37,064,864

Net income per share (basic and diluted):
Income from continuing operations	RMB	2.75	RMB	4.46	RMB	3.16	$0.46
Loss from discontinued operations		(0.01)		—		—	—
Net income	RMB	2.74	RMB	4.46	RMB	3.16	$0.46

Net income per ADS:
Basic	RMB	—	RMB	8.92	RMB	6.33	$0.93
Diluted	RMB	—	RMB	8.92	RMB	6.31	$0.92
For the years ended December 31, 2007, 2008 and 2009, the following common equivalent shares were included in the calculation of the Group’s diluted net income per share:

	Year Ended December 31,
	2007	2008	2009
Equity instruments:
Share options	—	—	82,153

Total common stock equivalent shares	—	—	82,153

Number of options excluded from calculation of dilutive net income per share was 1,515, primarily due to the exercise price exceeding the average stock price for the period during which the options were outstanding.
Note 15 — Statutory reserves
As stipulated by the relevant PRC laws and regulations applicable to the Company’s subsidiaries in the PRC, the Group is required to make appropriations from net income as determined in accordance with accounting principles and the relevant financial regulations applicable to PRC enterprises (“PRC GAAP”) to non-distributable reserves (also referred to as “statutory reserves”) which included a statutory surplus reserve and a statutory welfare reserve as of December 31, 2005. Based upon revised PRC law which took effect on January 1, 2006, the Group is no longer required to make appropriations to the statutory welfare reserve but appropriation to the statutory surplus reserve are still required to be made at not less than 10% of the profit after tax as determined under PRC GAAP. The appropriations to statutory surplus reserve are required until the balance reaches 50% of the subsidiaries’ registered capital. Statutory capital of the Company’s subsidiaries is RMB330,630,900.
The statutory surplus reserve is used to offset any future extraordinary losses, as defined by PRC GAAP. The

DUOYUAN GLOBAL WATER INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007, 2008 and 2009
statutory welfare reserve can only be used for the collective welfare of the employees of subsidiaries. These reserves represent appropriations of retained earnings determined according to PRC law and may not be distributed.
The following reconciles the statutory reserves for the periods ended:

	At December 31,
	2008	2009
	RMB	RMB	US$
Beginning of year	20,268,552	36,413,141	$5,334,555
Plus increases	16,144,589	20,906,838	3,062,869
Less reductions (payments)	—	—	—

End of year	36,413,141	57,319,979	$8,397,424

Note 16 — Segment reporting
The Group is engaged in the manufacture and distribution of water environment protection equipment and water treatment products. The Group has two reportable segments, manufacturing and distribution, based on the type of business process. Duoyuan Langfang manufactures water environment protection equipment and water treatment products and Duoyuan Beijing markets and distributes those products. Each reportable segment derives its revenues from the sale of its products: Duoyuan Langfang sells its products to Duoyuan Beijing and Duoyuan Beijing sells its products to distributors. Intersegment sales are eliminated in the consolidated financial statements.
The Group’s chief operating decision makers have been identified as the Chief Executive Officer and other members of senior executive management, who use the financial information at the segment level when making decisions about allocating resources and assessing the performance of the Group.
All of the Group’s revenues from external distributors and long-lived assets are located in the PRC.
For the years ended December 31, 2007, 2008 and 2009, the Group does not have any customers that individually represent over 10% of total revenues.
The following is a summary of the financial information of the reportable segments reconciled to the amounts reported in the consolidated financial statements.

DUOYUAN GLOBAL WATER INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007, 2008 and 2009

	Revenue by Product Category
Year ended December 31	2007	2008	2009
	RMB	RMB	RMB	US$
Circulating Water Treatment	193,259,949	245,870,598	288,910,256	$42,325,592
Water Purification	97,898,726	128,097,436	169,803,419	24,876,341
Wastewater Treatment	135,689,615	214,557,564	312,203,547	45,738,078
Spare Parts	—	8,717,088	16,952,751	2,483,592
Sales Rebates	(2,886,175)	(4,543,413)	(4,458,526)	(653,178)

Total Revenue	423,962,115	592,699,273	783,411,447	$114,770,425

	Revenue
Year ended December 31	2007	2008	2009
	RMB	RMB	RMB	US$
Duoyuan Beijing	423,962,115	592,699,273	783,411,447	$114,770,425
Duoyuan Langfang	272,982,747	424,449,531	581,858,357	85,242,731
Elimination	(272,982,747)	(424,449,531)	(581,858,357)	(85,242,731)

Total Revenue	423,962,115	592,699,273	783,411,447	$114,770,425

	Operating Income
Year ended December 31	2007	2008	2009
	RMB	RMB	RMB	US$
Duoyuan Beijing	66,012,214	102,268,041	102,234,453	$14,977,432
Duoyuan Langfang	27,317,205	96,253,974	176,183,105	25,810,971
Administrative	—	(1,685,298)	(91,108,944)	(13,347,536)
Addition (Elimination)	2,094,168	(20,184,255)	828,908	121,436

Total Operating Income	95,423,587	176,652,462	188,137,522	$27,562,303

	Other Income
Year ended December 31	2007	2008	2009
	RMB	RMB	RMB	US$
Duoyuan Beijing	7,092,458	1,464,734	1,149,497	$168,402
Duoyuan Langfang	5,322,293	127,989	250,450	36,691
Elimination	(7,892,062)	(314,245)	(53,084)	(7,777)

Total Other Income	4,522,689	1,278,478	1,346,863	$197,316

	Interest Expense
Year ended December 31	2007	2008	2009
	RMB	RMB	RMB	US$
Duoyuan Beijing	5,749,827	3,117,818	1,218,745	$178,547
Duoyuan Langfang	9,589	—	—	—
Elimination	—	—	—	—

Total Interest Expense	5,759,416	3,117,818	1,218,745	$178,547

	Depreciation and Amortization
Year ended December 31	2007	2008	2009
	RMB	RMB	RMB	US$
Duoyuan Beijing	3,855,394	2,211,345	387,551	$56,777
Duoyuan Langfang	4,645,416	6,885,316	10,800,910	1,582,342
Elimination	—	—	—	—

Total Depreciation and Amortization	8,500,810	9,096,661	11,188,461	$1,639,119

DUOYUAN GLOBAL WATER INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007, 2008 and 2009

	Income Before Income Taxes
Year ended December 31	2007	2008	2009
	RMB	RMB	RMB	US$
Duoyuan Beijing	67,354,845	97,399,213	102,165,205	$14,967,287
Duoyuan Langfang	32,629,909	96,381,963	176,433,555	25,847,662
Administrative	—	(1,685,298)	(90,900,891)	(13,317,056)
Addition (Elimination)	(5,797,894)	(20,498,500)	567,771	83,179

Total Income Before Income Taxes	94,186,860	171,597,378	188,265,640	$27,581,072

	Income Tax Expense
Year ended December 31	2007	2008	2009
	RMB	RMB	RMB	US$
Duoyuan Beijing	8,398,052	25,476,423	26,760,129	$3,920,381
Duoyuan Langfang	3,400,696	12,354,093	44,510,509	6,520,826
Elimination	—	—	—	—

Total Income Tax Expense	11,798,748	37,830,516	71,270,638	$10,441,207

	Assets
Year ended December 31	2007	2008	2009
	RMB	RMB	RMB	US$
Duoyuan Beijing	285,289,298	322,149,097	575,167,000	$84,262,442
Duoyuan Langfang	158,639,700	262,280,451	444,360,732	65,099,215
Administrative	117,335,968	114,019,293	727,955,028	106,646,014
Elimination	(141,022,439)	(160,363,030)	(374,895,689)	(54,922,529)

Total Assets	420,242,527	538,085,811	1,372,587,071	$201,085,142

	Capital Expenditures
Year ended December 31	2007	2008	2009
	RMB	RMB	RMB	US$
Duoyuan Beijing	10,000,000	—	3,716,206	$544,427
Duoyuan Langfang	28,941,600	22,220,634	34,027,179	4,985,010
Elimination	—	—	—	—

Total Capital Expenditures	38,941,600	22,220,634	37,743,385	$5,529,437

Note 17 — Discontinued operations
On August 12, 2007, the Group entered into an agreement to sell all of the business activities and operations of Duoyuan Huanan to Duoyuan Asian Water, a company controlled by Wenhua Guo, as of July 1, 2007. The sale price was RMB12,500,000, resulting in a loss of RMB581,558 on the sale which included RMB1,057,500 of income tax expense.
The following table presents the components of discontinued operations reported in the consolidated statements of income:

Year Ended
December 31, 2007
RMB
Net Sales	3,780,920

Income from operations	675,748
Provision for income taxes	273,957

Discontinued Operations	401,791

Note 18 — Commitments

DUOYUAN GLOBAL WATER INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
DECEMBER 31, 2007, 2008 and 2009
Lease commitment
As of December 31, 2009, the Group was obligated under a new operating lease from Duoyuan Facsimile, a related party, which relates to a building. This lease is effective January 1, 2010 and expires on December 31, 2012. Total future minimum lease payments are as follows:

Year ended December 31,	Amount
2010	RMB	2,248,298
2011	RMB	2,248,298
2012	RMB	2,248,298
Thereafter		—
Total lease expense for the years ended December 31, 2007, 2008 and 2009 amounted to nil, RMB562,074 and RMB1,124,149 ($164,689), respectively.
Capital commitments
As of December 31, 2009, the Group had the following outstanding capital commitments (nominated in RMB and US dollars), which amounts are expected to be paid during 2010:

	Original Amount		Paid in 2009		Outstanding Amount
Production Line		$6,600,000		$2,000,000		$4,600,000
Leasehold Improvements	RMB	4,200,000	RMB	2,100,000	RMB	2,100,000
Langfang Plant Improvements	RMB	6,268,686	RMB	3,134,343	RMB	3,134,343
Equipment Purchases	RMB	67,216,100	RMB	20,164,830	RMB	47,051,270
Other commitments
As of December 31, 2009, the Group had outstanding television advertising commitments totaling RMB25,256,880 ($3,700,154) which will be paid on a monthly installment basis for the period February to June 2010. The original contract amount was RMB30,350,160 ($4,446,324) of which RMB5,093,280 ($746,170) was prepaid in December 2009 for January 2010’s obligation.
As of December 31, 2009, the Group had outstanding commitments totaling $34,000,000 for registered capital to establish three new subsidiaries. See Note 19.
Note 19 — Subsequent events
On January 6, 2010, registered capital was paid for the Company’s new wholly-owned subsidiaries (see Note 1) as follows: $15,000,000 for Duoyuan Centrifuge; $15,000,000 for Duoyuan Conservation; and $4,000,000 for Duoyuan Aerator.
On February 2, 2010, the Group completed a follow-on public offering of 2,760,000 ADSs representing 5,520,000 ordinary shares at a price of $29.50 per ADS. This represented 11.2% of the 49,222,631 total outstanding shares following the public offering. Net proceeds from the follow-on offering, after deducting a total of $4,612,571 of underwriting discounts, commissions and offering expenses, totaled $76,807,429.
On May 6, 2010, the Group entered into agreements for land compensation and development. Further, on May 17, 2010, the Group entered into a purchase agreement for land use rights. These agreements pertain to 142,206 square meters of land located in Daxing, Beijing, upon which the Group intends to construct new manufacturing facilities. The costs of the agreements were RMB49,097,305 ($7,192,796) for land compensation; RMB97,926,809 ($14,346,359) for land development; and RMB9,402,695 ($1,377,503) for land use rights.

ITEM 19. EXHIBITS
The exhibits to this annual report are listed on the Exhibit Index, which appears elsewhere herein and is incorporated by reference.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Duoyuan Global Water Inc. (Registrant)
By:	/s/ WENHUA GUO
Wenhua Guo
Chief Executive Officer

Dated: June 18, 2010

EXHIBIT INDEX

Exhibit Number	Description
*3.1	Fourth Amended and Restated Memorandum of Association of the Company (Incorporated by reference to Exhibit 3.1 of the Company’s Registration Statement on Form F-1 (File No. 333-159651))

*3.2	Fourth Amended and Restated Articles of Association of the Company (Incorporated by reference to Exhibit 3.2 of the Company’s Registration Statement on Form F-1 (File No. 333-159651))

*4.1	Form of Deposit Agreement among the Company, the Depositary and holders of the American Depositary Receipts (Incorporated by reference to Exhibit 4.1 of the Company’s Registration Statement on Form F-1 (File No. 333-159651))

*4.2	Form of Certificate representing the Ordinary Shares, par value $0.000033 per share, of the Company (Incorporated by reference to Exhibit 4.2 of the Company’s Registration Statement on Form F-1 (File No. 333-159651))

*4.3	Form of American Depositary Receipt (included in Exhibit 4.1)

*4.4	Investors’ Rights Agreement among the Company and other parties thereto dated February 5, 2008 (Incorporated by reference to Exhibit 4.4 of the Company’s Registration Statement on Form F-1 (File No. 333-159651))

*4.5	Acknowledgement, Amendment and waiver among the Company and other parties thereto dated June 1, 2009 (Incorporated by reference to Exhibit 4.5 of the Company’s Registration Statement on Form F-1 (File No. 333-159651))

*10.1	Duoyuan Global Water Inc. 2008 Omnibus Incentive Plan (Incorporated by reference to Exhibit 10.1 of the Company’s Registration Statement on Form F-1 (File No. 333-159651))

*10.2	Form of Indemnification Agreement between the Company and its officers and directors (Incorporated by reference to Exhibit 10.2 of the Company’s Registration Statement on Form F-1 (File No. 333-159651))

*10.3	Form of Employment Agreement between the Company and Executive Officers (Incorporated by reference to Exhibit 10.3 of the Company’s Registration Statement on Form F-1 (File No. 333-159651))

*10.4	English Translation of Trademark Transfer Agreement (“Duoyuan” Trademarks) between Duoyuan Clean Water Technology Industries (China) Co., Ltd. and Duoyuan Investments Limited dated December 1, 2007 (Incorporated by reference to Exhibit 10.4 of the Company’s Registration Statement on Form F-1 (File No. 333-159651))

*10.5	English Translation of Trademark Transfer Agreement (Pattern Trademarks) between Duoyuan Clean Water Technology Industries (China) Co., Ltd. and Duoyuan Investments Limited dated December 1, 2007 (Incorporated by reference to Exhibit 10.5 of the Company’s Registration Statement on Form F-1 (File No. 333-159651))

*10.6	English Translation of Trademark Transfer Agreement (“MHW” Trademark) between Duoyuan Clean Water Technology Industries (China) Co., Ltd. and Duoyuan Investments Limited dated December 1, 2007 (Incorporated by reference to Exhibit 10.6 of the Company’s Registration Statement on Form F-1 (File No. 333-159651))

*10.7	English Translation of Trademark Transfer Agreement (“Duoyuan” Trademarks) between Duoyuan Clean Water Technology Industries (China) Co., Ltd. and Duoyuan Investments Limited dated December 1, 2007 (Incorporated by reference to Exhibit 10.7 of the Company’s Registration Statement on Form F-1 (File No. 333-159651))

*10.8	License Agreement, dated as of September 17, 2008, by and between Duoyuan Investments Ltd. and the Company (Incorporated by reference to Exhibit 10.8 of the Company’s Registration Statement on Form F-1 (File No. 333-159651))

*10.9	License Agreement, dated as of May 27, 2009, by and between Duoyuan Investments Ltd. and the Company (Incorporated by reference to Exhibit 10.9 of the Company’s Registration Statement on Form F-1 (File No. 333-159651))

*10.10	Amendment Agreement, dated as of January 21, 2010, by and between Duoyuan Investments Ltd. and the Company (Incorporated by reference to Exhibit 10.10 of the Company’s Registration Statement on Form F-1 (File No. 333-164275))

12.1	Certificate of Principal Executive Officer Pursuant to §302 of the Sarbanes-Oxley Act of 2002 (filed herewith)

12.2	Certificate of Principal Financial Officer Pursuant to §302 of the Sarbanes-Oxley Act of 2002 (filed herewith)

13.1	Certificate of Principal Executive Officer Pursuant to §906 of the Sarbanes-Oxley Act of 2002 (filed herewith)

13.2	Certificate of Principal Financial Officer Pursuant to §906 of the Sarbanes-Oxley Act of 2002 (filed herewith)

21.1	List of the Company’s subsidiaries (Incorporated by reference to Exhibit 21.1 of the Company’s Registration Statement on Form F-1 (File No. 333-164275))

23.1	Consent of Grant Thornton, Independent Registered Public Accounting Firm (filed herewith)